Annual Report 2022

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Our Clinical Pipeline

Most advanced development stage

Program Indication	PHASE 1	PHASE 2	PHASE 3	LAUNCHED
Tafasitamab[1] L-MIND / Relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL)	●	●	○[2]	●
frontMIND / First-line DLBCL	●	●	●	○
inMIND / r/r follicular lymphoma/ marginal zone lymphoma	●	●	●	○
B-MIND / r/r DLBCL	●	●	●	○
firstMIND / First-line DLBCL	●	○	○	○
Pelabresib MANIFEST-2 / Myelofibrosis	●	●	●	○
MANIFEST / Myelofibrosis/essential thrombocythemia	●	●	○	○
Tulmimetostat (CPI-0209) Advanced solid tumors/ hematologic malignancies	●	●	○	○

[1] Global collaboration and license agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.
[2] Not conducted, as not necessary.

© MorphoSys, March 2023

Clinical Programs Developed by Partners (Selection)

Most advanced development stage

Program / Partner(s) Indication	PHASE 1	PHASE 2	PHASE 3	LAUNCHED
Ianalumab (VAY736) / Novartis Autoimmune diseases	●	●	●	○
Abelacimab (MAA868) / Anthos Therapeutics Associated thrombosis	●	●	●	○
Setrusumab (BPS804) / Mereo / Ultragenyx Osteogenesis imperfecta	●	●	○	○
Felzartamab / I-Mab / HI-Bio r/r multiple myeloma[1]	●	●	●	○
IGNAZ[2] / Immunoglobulin A nephropathy	●	●	○	○
M-PLACE[2] / Anti-PLA2R-positive membranous nephropathy	●	○	○	○
New-PLACE[2] / Anti-PLA2R-positive membranous nephropathy	●	●	○	○
NOV-8 (CMK389) / Novartis Pulmonary sarcoidosis	●	●	○	○
Bimagrumab / Versanis Bio Obesity	●	●	○	○
NOV-9 (LKA651) / Novartis Diabetic eye diseases	●	●	○	○
MOR210[3] / I-Mab / HI-Bio r/r advanced solid tumors	●	○	○	○

[1] I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China.
[2] HI-Bio obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China.
[3] HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea.

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities.

See our latest reports online

You can also find our Group's current annual and non-financial reports in both English and German online. Simply go to our website. We look forward to your visit.



Annual Report
https://reports.morphosys.com/2022

Non-Financial Report
https://csr.morphosys.com/2022

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Key Figures (IFRS)

MorphoSys Group (in million €, if not stated otherwise)

	12/31/22	12/31/21	12/31/20	12/31/19	12/31/18	12/31/17	12/31/16	12/31/15	12/31/14	12/31/13
Results										
Revenues	278.3	179.6	327.7	71.8	76.4	66.8	49.7	106.2	64.0	78.0
Cost of Sales	-48.6	-32.2	-9.2	-12.1	-1.8	0.0	0.0	0.0	0.0	0.0
R&D Expenses	-297.8	-225.2	-139.4	-108.4	-106.4	-113.3	-94.0	-78.7	-56.0	-49.2
Selling Expenses	-92.4	-121.5	-107.7	-22.7	-6.4	-4.8	-2.4	0.0	0.0	0.0
G&A Expenses	-60.1	-78.3	-51.4	-36.7	-21.9	-15.7	-13.4	-15.1	-14.1	-18.8
Personnel Expenses (Excluding Stock-Based Compensation)	-151.8	-171.1	-117.1	-54.4	-39.2	-37.1	-33.7	-32.4	-26.7	-27.4
Consolidated Net Profit/(Loss)	-151.1	-514.5	97.9	-103.0	-56.2	-69.8	-60.4	14.9	-3.0	13.3
Balance Sheet										
Total Assets	2,396.9	2,556.3	1,659.5	496.4	538.8	415.4	463.6	400.1	426.5	447.7
Cash and Financial Assets	907.2	976.9	1,244.0	357.4	454.7	312.2	359.5	298.4	352.8	390.7
Intangible Assets	1,242.8	1,173.9	71.0	44.8	47.4	67.8	67.9	79.6	46.0	35.1
Total Liabilities	2,239.5	2,311.4	1,038.2	101.7	50.4	56.7	48.1	37.3	77.7	95.5
Stockholders' Equity	157.4	244.9	621.3	394.7	488.4	358.7	415.5	362.7	348.8	352.1
Equity Ratio (in %)	7%	10%	37%	80%	91%	86%	90%	91%	82%	79%
MorphoSys Share										
Number of Shares Issued	34,231,943	34,231,943	32,890,046	31,957,958	31,839,572	29,420,785	29,159,770	26,537,682	26,456,834	26,220,882
Group Earnings/(Loss) per Share, Basic and Diluted (in €)	(4.42)	(15.40)	—	(3.26)	(1.79)	(2.41)	(2.28)	0.57	(0.12)	0.54
Earnings per Share, Basic (in €)	—	—	3.01	—	—	—	—	—	—	—
Earnings per Share, Diluted (in €)	—	—	2.97	—	—	—	—	—	—	—
Share Price (in €)	13.21	33.35	93.82	126.80	88.95	76.58	48.75	57.65	76.63	55.85
Personnel Data										
Total Group Employees (Number)	629	732	615	426	329	326	345	365	329	299

Our mission drives us – More life for people with cancer. That’s why our work doesn’t stop when the research is done, or the discovery made. The burden of cancer is vast – on patients, their loved ones, and their healthcare providers – but so are our aspirations to redefine how cancer is treated. More hope. More moments. More life. 4

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Striving to Change the Trajectory of Myelofibrosis Myelofibrosis – which belongs to a group of diseases called myeloproliferative disorders – is a difficult-to-treat form of blood cancer that’s characterized by bone marrow fibrosis (a buildup of scar tissue in the bone marrow), an enlarged spleen, and anemia (low blood counts) often requiring a blood transfusion. Patients with myelofibrosis can also suffer from a range of physical symptoms, including fatigue, night sweats, itching, increased bleeding risk, and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the multiple symptoms combine to create a “perfect storm” of disease that often severely impacts their quality of life. At diagnosis, several factors can help determine a patient’s long-term prognosis, such as age, genetics, and bloodwork. About 90% of newly diagnosed patients are found to have intermediate- to high-risk myelofibrosis, which has a worse prognosis and a higher likelihood of disease-associated symptoms. Today, myelofibrosis treatments revolve around the use of medications called JAK inhibitors, which focus on relieving symptoms of myelofibrosis rather than treating its cause. But with this strategy, only about 50% of patients achieve adequate symptom control, and unfortunately, for many, that relief fades with time. People suffering from myelofibrosis are in critical need of treatment options that not only address their symptoms but also act to change the overall course of their disease. “We’re working diligently to gather data on our BET inhibitor that may enhance the standard of care for myelofibrosis so patients can benefit from deeper and more durable responses to therapy. Our ambition is to get to the root cause of the disease – modifying the disease itself – with the hope to help those currently impacted by this debilitating condition.” Tim Demuth, M.D., Ph.D., Chief Research and Development Officer, MorphoSys At MorphoSys, our work is focused on proteins called bromodomain and extra-terminal domain (BET), which are associated with myelofibrosis progression. Pre-clinical studies suggest that combining JAK inhibitors with medications that block BET proteins (BET inhibitors) may not only improve the symptoms of myelofibrosis, such as by reducing spleen size, but also potentially treat the cause of the disease. At the American Society of Hematology 2022 Annual Meeting and Exposition, we presented clinical data from a subset of myelofibrosis patients in our ongoing Phase 2 MANIFEST study who had never received JAK inhibitor therapy. These findings suggest that our BET inhibitor in combination with a JAK inhibitor may provide prolonged improvement in both spleen size and symptom severity at and beyond 24 weeks. We anticipate that the topline data of our Phase 3 MANIFEST-2 study will be available in early 2024, and we are hopeful that this data will demonstrate the potential of a novel BET inhibitor to ease the suffering of myelofibrosis patients. 6

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Putting Innovation into Patients’ Hands We’re living in a time when new insights into cancer are being translated into innovative treatments at an unprecedented pace. Our understanding of targeted immunotherapy, for instance – harnessing our body’s own immune system to fight cancer cells – is opening new doors for patients. But despite such advances, many cancer patients still have difficulty accessing valuable, life-saving therapies. At MorphoSys, we’re unlocking the potential of innovations such as immunotherapy by placing the patient experience first. For example, when making our first commercialized therapy available, we took care to ensure that all appropriate patients could have a treatment that was available, targeted, and delivered locally. Available means patients are more likely to get their treatment with no waiting lists; we diligently plan ahead to try to ensure enough medicine is available, even before a prescription is written. Targeted means patients can get a treatment that targets the malignant cell type, reducing off-target side effects and enabling patients to remain on treatment longer. Local means patients can receive their treatment not just at an academic center but in an outpatient facility, in the comfort of their communities. No patient should have to decline an innovative treatment they need because they would have to take extended time off work or can only get it at a facility they can’t travel to. Or are without a caregiver. Or the patient support programs aren’t adequate. We can’t claim we’re bringing innovation to patients if they can’t benefit from it. “In speaking with healthcare professionals on the frontlines, we constantly hear how crucial access to quality care is for their patients. One person said, ‘I can’t make it to the hospital to get my treatment. I don’t have the gas money.’ Another said, ‘I’m scared if I have to wait for my treatment. What if my cancer gets worse?’ That’s why we focus on ensuring that access keeps up with the science, so our treatments are available to all appropriate patients who need them. It’s important to consider access not as an afterthought, but as a fundamental patient right.” Joe Horvat, U.S. General Manager, MorphoSys That’s why we’re continually assessing what access means for those impacted by cancer and allowing this to guide our treatment development. Simply stated: at MorphoSys, we prioritize a patient-first mentality. We see it as our responsibility to ensure that people with cancer have access to the best possible treatment options for them. In the real world of medicine, efficacy and accessibility are inextricably mixed – because cancer never waits. 8

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Empowering the Next Generation of Changemakers A global pandemic, a shifting economy, and a new generation of employees have all dramatically altered the way we view work. Amidst this upheaval, many employees are increasingly looking to grasp onto something meaningful and stable in their work: purpose. Inspiring Our People At MorphoSys, we’re dedicated to empowering our next generation of changemakers through our mission – More life for people with cancer – which sustains and drives us both inside and outside of work. This mantra unites our teams, inspiring us to show up every day, ready to do more. By instilling this mentality within our organization, we’re in turn fostering an open and positive work culture that encourages teams to be creative, inclusive, and collaborative. “Culture can be hard to define because it’s different for everyone. But at MorphoSys, we believe it all comes down to building a community with a shared higher purpose. Everything we do begins there – and our efforts both inside and outside the office reflect that. I’m inspired by the many ways our employees are fostering more meaningful purpose. It’s what makes MorphoSys truly special.” Maria Castresana, SVP, Global Head of Human Resources, MorphoSys Advancing Our Careers We invest in career development, encouraging our employees to learn, grow and bring the best versions of themselves to work. At the corporate level, we implemented dedicated programs to make this a reality, such as: • Our Accelerate Leadership Program, which helps develop future leaders who are self-aware and capable of driving real change, who can make an impact by achieving our aspirational goals • Our Mentoring Program, which pairs dedicated mentors with talented mentees, advising them and helping shape their careers so they can reach their full potential • Our Employee Engagement Workshops, which are set up to improve communication skills between managers and teams, especially regarding career goals and team- building Reaching Our Communities Our employees’ dedication to do more extends beyond the workplace, to their communities. Many are passionate about enabling positive change through personal activities. We offer and encourage volunteering opportunities each quarter ranging from participating in cancer fundraising walks to helping homeless children and volunteering at local soup kitchens. Some of our employees have even initiated grassroots colleague networks that give them the platforms to engage and connect on topics that are both related to their healthcare work and drive change in other areas. From MOR Pride, our LGBTQ+ organization, to our Women’s Network, a group dedicated to strengthening women’s careers in STEM (Science, Technology, Engineering, and Mathematics), MorphoSys supports a wide range of purpose-driven initiatives. All these initiatives – fueled by the passion and dedication of our employees – are amplifying and sustaining pride and a higher purpose for our incredible team, as well as greater humanity. We’re excited to see what they will achieve in 2023 and beyond. 10

Contents 01 The Company Letter to the Shareholders 13 Executive Committee of MorphoSys AG 15 Report of the Supervisory Board 16 Supervisory Board of MorphoSys AG 21 Sustainability at MorphoSys 22 MorphoSys on the Capital Market 23 Non-Financial Group Report 27 02 Group Management Report Fundamentals of the MorphoSys Group 31 Macroeconomic and Sector-Specific Conditions 44 Analysis of Net Assets, Financial Position and Results of Operations 45 Outlook and Forecast 61 Risk and Opportunity Report 64 Subsequent Events 75 Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance 76 03 Financial Statements Consolidated Statement of Profit or Loss (IFRS) 98 Consolidated Statement of Comprehensive Income (IFRS) 99 Consolidated Balance Sheet (IFRS) 100 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 102 Consolidated Statement of Cash Flows (IFRS) 103 Notes 104 11 Additional Information Responsibility Statement Glossary List of Figures and Tables 176 183 185

The Company Letter to the Shareholders 13 Executive Committee of MorphoSys AG 15 Report of the Supervisory Board 16 Supervisory Board of MorphoSys AG 21 Sustainability at MorphoSys 22 MorphoSys on the Capital Market 23 Non-Financial Group Report 27 The Company Group Management Report Financial Statements Additional Information 12

Letter to the Shareholders Dear Shareholders, At MorphoSys, we are committed to improving patient lives by changing the trajectory of blood cancer. In 2022, we built momentum toward this commitment through our pivotal studies, in particular the Phase 3 trial of pelabresib in myelofibrosis. This momentum continues into 2023, when we will continue to focus on progressing our Phase 3 studies and nearing potential value inflection points. Pelabresib – Striving to Enhance the Standard of Care in Myelofibrosis Pelabresib, our investigational, late-stage BET inhibitor, is being explored in the Phase 3 MANIFEST-2 study in combination with ruxolitinib as a first-line treatment for patients with myelofibrosis. The latest Phase 2 data suggest that pelabresib has great potential to enhance the standard of care for this debilitating disease. Myelofibrosis is a difficult-to-treat form of blood cancer that is characterized by a buildup of scar tissue in the bone marrow, an enlarged spleen, and severe anemia, which often requires a blood transfusion. Patients with myelofibrosis can also suffer from a range of physical symptoms, including fatigue, increased bleeding risk, and significant pain caused by an enlarged spleen – severely impacting their quality of life. Sadly, available therapies offer adequate symptom control for only about half of patients with myelofibrosis, and for many that relief fades with time. Patients deserve more. In 2022, we presented clinical data from a subset of myelofibrosis patients in our ongoing Phase 2 MANIFEST study who had never received JAK inhibitor therapy. The results suggest that pelabresib plus ruxolitinib may provide prolonged improvement in both spleen size and symptom severity at and beyond 24 weeks. We also presented preliminary research indicating the association of biomarkers with potential disease-modifying activity of pelabresib. These new data from the MANIFEST trial have generated a lot of excitement about pelabresib’s potential within the physician community. Based on the body of data we have presented thus far, our confidence in pelabresib and the Phase 3 MANIFEST-2 study is high. We will continue to prioritize uncovering the potential of pelabresib through the MANIFEST-2 study in 2023, and we look forward to sharing the topline data from this trial in early 2024. Monjuvi® (tafasitamab-cxix) – Expanding into New Areas of Patient Need We continue to educate the medical community on the efficacy and safety profile of Monjuvi (tafasitamab-cxix) as a treatment for appropriate patients with second-line relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Monjuvi addresses an important patient need in this setting and has achieved significant market share despite increasing competition. In March 2022, the U.S. National Comprehensive Cancer Network updated its guidelines, designating Monjuvi as a “preferred regimen” for second-line therapy in patients with DLBCL who are not candidates for transplant. Last year, we also presented new long-term data from patients in the L- MIND trial who were treated for at least two years, including six patients on treatment for five years or more. These data suggest durable responses and reinforce the critical patient need Monjuvi serves as the only in-practice, outpatient targeted immunotherapy in second-line DLBCL. “Our late-stage oncology pipeline has the potential to have a profound impact on patients’ lives. We are driven to develop and deliver more effective and safer treatment options for some of the world’s most difficult-to- treat blood cancers.” Jean-Paul Kress, M.D., Chief Executive Officer The Company Group Management Report Financial Statements Additional Information 13 ›› Letter to the Shareholders

We believe the major opportunities for tafasitamab are yet to come. Beyond the currently approved indication, we are exploring tafasitamab in two Phase 3 studies for patients with newly diagnosed DLBCL (frontMIND) and for patients with indolent lymphomas (inMIND). For about 50% of patients with high-intermediate and high- risk DLBCL, the standard of care first-line therapy, R-CHOP, is ineffective. And the prognosis for patients with relapsed or refractory disease is very poor. By adding tafasitamab and lenalidomide to R-CHOP, we are investigating the combination therapy’s potential to increase the DLBCL cure rate in the first line of treatment and help more patients avoid relapse. Tulmimetostat (CPI-0209) – Establishing Proof of Concept Abnormal EZH2 function is implicated in several ways in cancer and may make tumors more resistant to anti-cancer treatment. Tulmimetostat is a next-generation investigational selective dual inhibitor of EZH2 and EZH1 designed to improve on first-generation EZH2 inhibitors through increased potency, longer residence time on target, and a longer half-life. Our excitement about this mid-stage program increased in 2022 with the release of early data. Initial data from a Phase 1/2 basket study showed encouraging patient response rates to monotherapy treatment with tulmimetostat, despite having received many prior therapies. These preliminary results are promising, and we look forward to learning more as the trial progresses. Strong Financial Position Combined with Strategic Focus on Oncology Pipeline In 2022, we further strengthened our financial position through active cost management and funds from a previously negotiated development funding bond from Royalty Pharma, giving us additional flexibility as we advance our clinical programs. We also out-licensed felzartamab and MOR210, highly promising product candidates that are outside our focus, to HI-Bio. This decision will enable us to exclusively concentrate on our mid- to late-stage oncology pipeline. Also in 2022, three partnered programs with ianalumab, abelacimab and setrusumab entered pivotal trials. By contrast, two of our licensing partners stopped development of otilimab in rheumatoid arthritis and of gantenerumab in early Alzheimer’s disease following negative late-stage clinical trial results. Please recall that MorphoSys monetized the majority of the future royalty interests in these two compounds, consistent with our strategy to reduce our dependence on partnered programs. Thank You for Your Support as We Focus on Our Bright Future It has been a difficult year with geopolitical tensions, rising inflation and interest rates, and increased market volatility. As a result, investors were more cautious than ever. MorphoSys was not immune to the global situation, and we experienced our own challenges. We at MorphoSys have aligned on a clear strategic focus and have established a highly experienced team to execute that focus. We remain steadfast in our commitment to develop and deliver novel therapies that are safer and more effective for cancer patients. The important work we do would not be possible without our employees, and I am deeply grateful for their dedication and hard work. I would like to thank Malte Peters, M.D., who retired as our Chief Research and Development (R&D) Officer in the fall of 2022, for his contributions to MorphoSys. I am very pleased that Tim Demuth, M.D., Ph.D., has taken over the R&D reins from Malte. He is a seasoned executive with broad leadership experience in drug development and scientific expertise in oncology. I would also like to express my immense gratitude to our shareholders as well as to the clinicians, patients, and their loved ones who put their trust in us and our medicines. We are on this journey together, and I am excited about what lies ahead. Sincerely, Jean-Paul Kress, M.D. Chief Executive Officer The Company Group Management Report Financial Statements Additional Information 14 ›› Letter to the Shareholders

Executive Committee of MorphoSys AG Jean-Paul Kress, M.D. Chief Executive Officer Sung Lee Management Board member, Chief Financial Officer Charlotte Lohmann Management Board member, Chief Legal Officer Luisa Ciccarelli SVP, Global Head of Technical Operations Barbara Krebs-Pohl, Ph.D. Chief Business Officer Tim Demuth, M.D., Ph.D. Chief Research and Development Officer Maria Castresana SVP, Global Head of Human Resources Joe Horvat General Manager MorphoSys US The Company Group Management Report Financial Statements Additional Information 15 ›› Executive Committee of MorphoSys AG

Report of the Supervisory Board Cooperation of the Management Board and Supervisory Board During the 2022 financial year, the Supervisory Board comprehensively performed the duties assigned to it by law, the Articles of Association, the Rules of Procedure, and the recommendations of the German Corporate Governance Code (hereinafter referred to as the “Code”) with two justified exceptions both as regards the Code in its version dated December 16, 2019 (the “Code 2020”), and the Code in its version dated April 28, 2022 (the “Code 2022”), as applicable. We regularly advised and continually oversaw the Management Board in its management of the Company and dealt extensively with the operational and strategic development of the Group. The Management Board fulfilled its duty to inform us and furnish us with periodic written and verbal reports containing timely and detailed information on all business transactions and events of significant relevance to the Company. The Management Board prepared these reports in collaboration with the respective departments. In our Committee meetings and plenary sessions, we had the opportunity to discuss the Management Board’s reports and the proposed resolutions in full. The Management Board answered our questions on strategic topics affecting the Company with a great level of detail and submitted the relevant documents in a timely manner. Any deviations from the business plan were thoroughly explained to us and we were directly involved at an early stage in all decisions relevant to the Company. An appropriate resolution was passed when the Supervisory Board’s approval for individual actions was required by law, the Articles of Association, or the Rules of Procedure. The Supervisory Board members approved all actions by the Management Board requiring Supervisory Board approval based on the documentation provided in advance by the Management Board. When necessary, the Supervisory Board received the support of the relevant Committees and, together with the Management Board, discussed any projects requiring decision. All matters requiring approval were submitted for review by the Management Board to the Supervisory Board on a timely basis. Outside of the meetings of the Supervisory Board plenum and the Committees, the Chair of the Supervisory Board regularly exchanged information and ideas with the Management Board and especially the Chief Executive Officer, Jean-Paul Kress, M.D. The Chair of the Supervisory Board was always kept promptly informed of the current business situation and any significant business transactions. The chairs of the Committees have also had regular contact with the Management Board members in their respective areas of responsibility and individual Management Board members upon request. Supervisory Board Meetings in the 2022 Financial Year and Key Items of Discussion A total of eight Supervisory Board meetings were held in the 2022 financial year, of which four were in-person meetings and four took the form of a video conference. The Supervisory Board regularly held closed sessions without participation of the Management Board as part of their Supervisory Board meetings. All Supervisory Board members were present at all Supervisory Board meetings. A detailed overview of the participation of all Supervisory Board members in the respective Supervisory Board and Committee meetings can be found in the “Statement on Corporate Governance,” which is available on the Company’s website under the heading “Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 81 to 83. In urgent cases occurring outside of meetings, the Supervisory Board passed resolutions by written procedure. In addition to the above, a one-day in-person strategy meeting took place in November 2022 that primarily addressed: • the Company’s corporate strategy and financial outlook; • the development strategy for the clinical and preclinical assets of the MorphoSys Group; and • the strategy for the research assets of the MorphoSys Group. During the 2022 financial year, the Supervisory Board paid particular attention to the following topics and passed resolutions on these topics after a thorough review and discussion: • evaluation of the achievement of the Company goals 2021 and approval of the Company goals for 2022 and 2023; • resolution on the adjustment of the Company’s Articles of Association to reflect the share capital and the respective conditional capital after the issuance of new shares in 2021 based on the exercise of 4,345 stock options; • approval of the terms and conditions of the Performance Share Unit Program 2022 and definition of the number of performance share units to be granted to the members of the Management Board under this plan; • approval of the terms and conditions of the Restricted Stock Unit Program 2022 for U.S. beneficiaries; • agenda and proposed resolutions for the Annual General Meeting 2022, as well as the nomination of Andrew Cheng, M.D., Ph.D., as Supervisory Board candidate for election at the Annual General Meeting 2022; • selection of the auditor to be proposed to the Annual General Meeting 2022 for the audit of the 2022 financial The Company Group Management Report Financial Statements Additional Information 16 ›› Report of the Supervisory Board

year and award of the audit contract to the auditor for the 2022 financial year; • confirmation of Marc Cluzel, M.D., Ph.D., as Chair of the Supervisory Board and George Golumbeski, Ph.D., as Deputy Chair of the Supervisory Board and re- establishment and restaffing of the Committees in the Supervisory Board’s constituent meeting following the Annual General Meeting 2022; • revision of the charters of the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee; • conclusion of a release agreement with the former Chief Research and Development Officer, Malte Peters, M.D., in the course of his stepping down as of the end of September 30, 2022; • revision of the Rules of Procedure for the Management Board including the Schedule of Responsibilities; • update of the competence profile of the Supervisory Board including the appointment of Sharon Curran as ESG expert on the Supervisory Board and update of the target value for the proportion of women on the Management Board; • approval of various study and supply-related contracts exceeding € 10 million as well as the license agreement with Novartis to research, develop, and commercialize preclinical inhibitors for a new cancer target molecule; • new Declaration of Conformity for 2022; • budget for the 2023 financial year; and • conclusion of a release agreement with the Chief Financial Officer, Sung Lee, in the course of his stepping down as of March 17, 2023. We commissioned an independent remuneration consultant to confirm the appropriateness of the Management Board’s compensation also with a view to its comparability with the remuneration of various levels of employees. We discussed and agreed on the key performance indicators for the long- term incentive plans for the Management Board and other employees in key positions. Further, we approved the revised remuneration system for the members of the Management Board, which was submitted for approval to the Annual General Meeting 2022. In addition, we developed and approved the remuneration report for the financial year 2021, which was submitted for approval to the Annual General Meeting 2022. Furthermore, we approved the financial statements for the financial year 2021, acknowledged the half-year results for 2022 and the first and third quarter reports, and dealt with the Statement on Corporate Governance and the Report on Corporate Governance. Our regular discussions in the Supervisory Board’s plenary meetings were focused on MorphoSys’ long-term strategy, Monjuvi® sales performance, revenue and cash development, and the regular financial reports including communication to the investor community and share price development. Further focal points of discussion were the results and progress of the Company’s clinical programs for the development of proprietary drugs and research activities as well as the consolidation of the Company’s research and discovery activities. Furthermore, we reviewed the financial outlook for the 2024/2025 financial years and deliberated on MorphoSys’ associated future potential financing needs. In addition, we carried out an evaluation on how effectively the Supervisory Board and its Committees fulfill their tasks, which was done via a questionnaire that included a joint self-evaluation of the Supervisory Board and its Committees. Furthermore, we kept ourselves regularly informed with respect to the Company’s risk management system, internal audit results, and the internal control and compliance management system. Conflicts of Interest within the Supervisory Board No conflicts of interest arose within the Supervisory Board in the 2022 financial year. Activities and Meetings of Supervisory Board Committees To ensure that its duties are performed efficiently, the Supervisory Board has established three permanent Committees – the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee – to prepare the issues that fall within the Supervisory Board’s respective areas of responsibility for the Supervisory Board plenum. In each Supervisory Board meeting, the chairs of the Committees report to the Supervisory Board on the Committees’ work and the minutes of the Committee meetings are made available to all Supervisory Board members. The composition of these Committees can be found in the “Statement on Corporate Governance,” which is available on the Company’s website under the heading “Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 78 to 84. The Audit Committee met on four occasions in the 2022 financial year, once in person and three times via video conference. All Committee members were present at all Audit Committee meetings. The Committee dealt mainly with accounting issues, quarterly reports, annual financial statements, and consolidated financial statements. The Committee discussed these topics with the Management Board and recommended the approval of the financial statements to the Supervisory Board. The auditor took part in all Audit Committee meetings and informed its members of the audit and review results. In addition, the Audit Committee dealt with the annual update of a list of permitted and pre-approved non-audit services provided by the auditor. The Committee also discussed the risk management system, the compliance management system, and the results of the internal audit conducted in the 2022 financial year, as well as specific accounting issues under the International Financial Reporting Standards (IFRS) relevant to the Company. Furthermore, the Committee regularly discussed the Company’s Asset Management Policy and the investment recommendations made by the The Company Group Management Report Financial Statements Additional Information 17 ›› Report of the Supervisory Board

Management Board. The Committee also discussed in depth the 2023 budget and the financial outlook for the 2024/2025 financial years. Furthermore, the Committee monitored the further development of and adaptation to new processes and transactions in the Internal Control over Financial Reporting (ICoFR) system to ensure continuous SOX compliance by end of 2022. To increase efficiency, there is a joint Remuneration and Nomination Committee, which deliberates on matters relating to remuneration and nomination. The Committee met on six occasions in the 2022 financial year, with all meetings taking the form of a video conference. All Committee members participated in all Committee meetings. In its function as a remuneration committee, the Committee mainly dealt with the Management Board’s remuneration system and level of compensation. In particular, the Committee dealt with the revision of the remuneration system for the members of the Management Board, which was submitted to the Annual General Meeting 2022 for approval. In addition, the Committee dealt with the preparation of the 2021 remuneration report. Further, the Committee also commissioned an independent remuneration expert to verify the (horizontal and vertical) appropriateness of the Management Board’s remuneration. Based on this report, the Committee prepared a recommendation on the Management Board’s compensation and submitted this to the Supervisory Board for approval. In addition, the Committee gave careful consideration to the Company goals as a basis for the Management Board’s short-term variable remuneration and offered appropriate recommendations to the Supervisory Board for resolution. The Committee discussed the key performance indicators of the long-term incentive plans for the Management Board and other employees in key positions. Further, this Committee prepared the release agreement with the Chief Research and Development Officer, Malte Peters, M.D., and the release agreement with the Chief Financial Officer, Sung Lee. In addition, this Committee dealt with succession planning within the Company. The Science and Technology Committee met on five occasions during the 2022 financial year, twice in person and three times via video conference. All Committee members participated in all Committee meetings. The Committee dealt mainly with the Company’s research and development activities as well as the overall strategy to expand the proprietary drug pipeline, the Company’s drug development plans and future development strategy, progress in the clinical trials, and required budget resources. Moreover, the development of pelabresib, maximizing the myelofibrosis opportunity and expanding into new indications, was examined. The Committee evaluated the execution of the MANIFEST and MANIFEST-2 studies to ensure the forementioned development and endorsed expansion to new indications in order to leverage synergies in myeloid diseases. Additionally, the Committee also reviewed key areas of progress within the tafasitamab program, expanding into first-line DLBCL, including respective firstMIND and frontMIND studies, as well as raising awareness of CD19 preservation in the context of the available CAR-T treatment. The Committee further deliberated on the research organization strategy. The Committee also evaluated development of tulmimetostat in multiple indications and monitored felzartamab progress in autoimmune diseases and transition of the program activities to HI-Bio. The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this function when necessary. The Deal Committee met once in the 2022 financial year via video conference. Corporate Governance The Supervisory Board devoted its attention to the further development of MorphoSys’ corporate governance, taking into consideration the Code. The Statement on Corporate Governance according to Section 289f HGB, including the detailed Report on Corporate Governance, and the Group Statement on Corporate Governance according to Section 315d HGB can be found on the Company’s website under the heading “Investors > Corporate Governance > Report on Corporate Governance” and in the Annual Report on pages 76 to 96. We also discussed with the Management Board the Company’s compliance with the Code’s recommendations and in two justified cases approved an exception to the recommendations of the Code 2020 and the Code 2022, respectively. Based on this consultation, the Management Board and the Supervisory Board submitted the annual Declaration of Conformity on November 29, 2022. The current version of the Declaration of Conformity can be found in this Annual Report and is permanently available on the Company’s website under the heading “Investors > Corporate Governance > Declaration of Conformity.” The Company Group Management Report Financial Statements Additional Information 18 ›› Report of the Supervisory Board

Changes in the Composition of the Management Board and Supervisory Board By resolution of the Supervisory Board dated December 14, 2021, the Chief Executive Officer, Jean-Paul Kress, M.D., has been reappointed as member of the Management Board with effect as of September 1, 2022, for a term of three years. The Chief Research and Development Officer, Malte Peters, M.D., resigned as member of the Management Board with effect as of the end of September 30, 2022. Further, the Chief Financial Officer, Sung Lee, resigned as a member of the Management Board with effect as of the end of March 17, 2023. No further changes in the composition of the Management Board took place during the 2022 financial year. In February 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer with effect as of March 1, 2023, until the end of August 31, 2023. Lucinda Crabtree will join the Management Board as Chief Financial Officer presumably in Q2 2023 or Q3 2023 at the latest. With effect as of the end of the Annual General Meeting 2022, the term of office of the Supervisory Board member Wendy Johnson ended. The Annual General Meeting 2022 has elected Andrew Cheng, M.D., Ph.D., as member of the Supervisory Board until the end of the General Meeting that resolves upon the discharge of the Supervisory Board for the second business year following the beginning of the term of office (i.e., presumably until the end of the Annual General Meeting 2025). No further changes in the composition of the Supervisory Board took place during the 2022 financial year. Audit of the Annual Financial Statements and Consolidated Financial Statements For the 2022 financial year, the Company commissioned PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Munich (“PwC”) as its auditor. The consolidated financial statements and the annual financial statements of MorphoSys AG, as well as the Group Management Report and the Management Report for the 2022 financial year, were properly audited by PwC and issued with an unqualified audit opinion. The key topics of the audit for the consolidated and annual financial statements for the 2022 financial year were management override of controls, the risk of fraud in revenue recognition due to potential fictitious manual adjustments to revenue, the valuation of the financial liability from collaborations, the valuation of the financial liabilities arising from the agreements with Royalty Pharma, the tax treatment of the Royalty Pharma agreements, the recoverability of goodwill and intangible assets related to Constellation Pharmaceuticals Inc., the valuation of the investment and the anti-dilution right in connection with the acquisition of shares in Human Immunology Biosciences Inc., the evaluation of Management Board’s going concern assessment, and for statutory purposes the valuation of the investment in MorphoSys US Inc., as well as the assessment of the design and effectiveness of internal controls in accordance with SOX404. In addition, the auditor confirmed that the Management Board had established an appropriate early risk detection system. The audit reports and documents relating to the consolidated financial statements and the annual financial statements were provided on a timely basis to all Supervisory Board members for review. The audit report, the consolidated financial statements, the Group Management Report of the MorphoSys Group, and the audit report, the annual financial statements, and the Management Report of MorphoSys AG were discussed in detail at the Audit Committee meeting on March 13, 2023, and the meeting of the Supervisory Board on March 14, 2023. The auditor attended all meetings concerning the consolidated and annual financial statements, the half-year report, and quarterly interim statements and reported on the key results of his audit and review, respectively. The auditor also explained the scope and focus of the audit and review and was available to the Audit Committee and the Supervisory Board to answer questions and provide further information. The Audit Committee discussed the audit results in detail and recommended to the Supervisory Board that it approves the consolidated and annual financial statements prepared by the Management Board. The Supervisory Board also took note of the audit results and, in turn, reviewed the consolidated and annual financial statements and Management Reports in accordance with the statutory provisions. Following its own examination, the Supervisory Board also determined that it sees no cause for objection. The consolidated and annual financial statements, as well as the Group Management Report and the Management Report as prepared by the Management Board and audited by the auditor, were subsequently approved by the Supervisory Board. Thus, the annual financial statements were adopted. The Company has to prepare a remuneration report in accordance with Section 162 of the German Stock Corporation Act (“AktG”) and a separate non-financial group report for the 2022 financial year. The Supervisory Board has commissioned PwC with a voluntary material review of the remuneration report and to review the separate non-financial group report by way of a review with limited assurance. All members of the Supervisory Board The Company Group Management Report Financial Statements Additional Information 19 ›› Report of the Supervisory Board

received the remuneration report and the separate non- financial group report and the independent auditor’s report on the review in a timely manner. PwC’s report and the audit opinion were discussed at the Supervisory Board’s plenary meeting on March 14, 2023. The auditor participated in this discussion and presented the audit results. The Supervisory Board took note of the results of the audit with approval. Recognition for Dedicated Service On behalf of the entire Supervisory Board, I would like to thank the members of the Management Board and the employees of MorphoSys for their achievements, their dedicated service, and the inspirational work environment witnessed during this past financial year. Thanks to their efforts, MorphoSys’ portfolio has continued to mature and expand, and important milestones have been achieved. The Supervisory Board would also like to thank the departed Management Board members Malte Peters, M.D., and the departing Management Board member Sung Lee for their contribution and commitment. The Supervisory Board further thanks the Supervisory Board member Wendy Johnson for her commitment and cooperation. Planegg, March 14, 2023 Marc Cluzel, M.D., Ph.D. Chair of the Supervisory Board The Company Group Management Report Financial Statements Additional Information 20 ›› Report of the Supervisory Board

Supervisory Board of MorphoSys AG Marc Cluzel, M.D., Ph.D. Chair, Montpellier, France Member of the Supervisory Board of: • Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors) • Moleac Pte. Ltd., Singapore (Member of the Board of Directors) George Golumbeski, Ph.D. Deputy Chair, Far Hills, NJ, USA Member of the Supervisory Board of: • Ananke Therapeutics, Inc., Boston, MA, USA (Chair of the Board of Directors) • Carrick Therapeutics Ltd., Dublin, Ireland (Chair of the Board of Directors) • Sage Therapeutics, Inc., Cambridge, MA, USA (Member of the Board of Directors) • Shattuck Labs, Inc., Austin, TX, USA (Chair of the Board of Directors) • Actio Biosciences, San Diego, CA, USA (Chair of the Board of Directors) • Chroma Medicine, Cambridge, MA, USA (Member of the Board of Directors) Krisja Vermeylen Board Member, Herentals, Belgium Member of the Supervisory Board of: • Diaverum AB, Malmö, Sweden (Member of the Board of Directors) Michael Brosnan Board Member, Osterville, MA, USA Member of the Supervisory Board of: • Daimler Truck AG, Stuttgart, Germany (Member of the Board of Directors) • Daimler Truck Holding AG, Stuttgart, Germany (Member of the Board of Directors) • CureVac SE, Tübingen, Germany (Member of the Board of Directors) Sharon Curran Board Member, Dublin, Ireland Member of the Supervisory Board of: • Circassia Pharmaceuticals plc., Oxford, United Kingdom (Member of the Board of Directors) • Spinnaker TopCo Ltd./Norgine, Jersey (Member of the Board of Directors) Andrew Cheng, M.D., Ph.D. Board Member, Burlingame, CA, USA Member of the Supervisory Board of: • Vera Therapeutics, Inc., Brisbane, California, USA (Member of the Board of Directors) The CVs of our Supervisory Board members can be found on the Company’s website under the heading “Company > Leadership.” The Company Group Management Report Financial Statements Additional Information 21 ›› Supervisory Board of MorphoSys AG

Sustainability at MorphoSys We are aware of our responsibility to current and future generations and believe that sustainable action is a prerequisite for long-term business success. Read more on this topic in our 2022 Non-Financial Group Report. You can find our 2022 Non-Financial Group Report online at: > https://csr.morphosys.com/2022 The Company Group Management Report Financial Statements Additional Information 22 ›› Sustainability at MorphoSys

MorphoSys on the Capital Market Index Memberships, Stock Market Environment, and MorphoSys Share Performance MorphoSys AG shares have been traded on the Frankfurt Stock Exchange since 1999. Since 2018, American Depositary Shares (ADSs), based on the MorphoSys ordinary share, have been listed on the U.S. NASDAQ exchange. The ticker symbol on both exchanges is “MOR.” MorphoSys AG is a member of the SDAX Index and the TecDAX Index. MorphoSys is also a component of the NASDAQ Composite Index and NASDAQ Health Care Index through its ADS program. According to a report in BioCentury, after steady declines in the first nine months of 2022, biotech stocks did gain back some lost ground in the fourth quarter. The gains were not enough to undo the earlier losses, however, with each market cap tier down for the full year. The smallest companies took the biggest losses: those starting 2022 with a market cap between US$ 25 million and US$ 499 million were down a median of 51% for the full year. The biggest companies, those starting 2022 with a market cap over US$ 10 billion, lost the least, at 21%. MorphoSys’ shares opened the 2022 trading year on Xetra at € 33.35 and closed the year at € 13.21. While the NASDAQ Biotechnology Index showed a negative return in 2022, closing the year down approximately 11% compared to the start of the year, the decline of the MorphoSys share price in 2022 was much steeper. 2022 was a difficult year with the war in Ukraine, supply chain disruptions, and inflation, all reflected in the financial markets. MorphoSys was not immune to the global situation and experienced its own challenges as well, including sales of Monjuvi and negative clinical trial results in certain partnered programs. MorphoSys, however, has the elements in place to continue to build the business and remains focused on bringing novel, efficacious therapies to cancer patients. The Company Group Management Report Financial Statements Additional Information 23 ›› MorphoSys on the Capital Market

The Company Group Management Report Financial Statements Additional Information 24
›› MorphoSys on the Capital Market

Liquidity

The average daily trading volume of the MorphoSys share across all regulated trading platforms decreased to € 10.2 million in 2022 (previous year: € 27.5 million), corresponding to a year-on-year decrease of 63%. For the TecDAX and SDAX selection indices, trading volumes were down year-on-year by 18% and 5%, respectively. At the end of 2022, MorphoSys ranked 29th in the TecDAX (previous year: 29th) and 44th in the SDAX Index, both based on market capitalization.

In addition to the trading on the regulated platforms, an average of approximately 248,000 of MorphoSys' shares with a value of approximately € 5.2 million were traded daily on alternative trading venues ("dark pools") in 2022 (2021: 258,000 shares; € 15.0 million). This figure corresponds to a year-on-year decrease in trading outside of the regulated markets of approximately 65%. The MorphoSys ADSs reached a volume of US$ 0.5 million per trading day in the reporting year (previous year: US$ 1.5 million), corresponding to a decrease of approximately 70%.

Figure 01 Performance of the MorphoSys Share in 2022 (January 1, 2022 = 100%)


MorphoSys Xetra
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Figure 02 Performance of the MorphoSys Share 2018–2022 (January 1, 2018 = 100%)


MorphoSys
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The Company Group Management Report Financial Statements Additional Information 25
» MorphoSys on the Capital Market

Capital Structure

The Company's common stock as of December 31, 2022, was unchanged from December 31, 2021, at 34,231,943 shares or € 34,231,943.

Table
01 Key Data on the MorphoSys Share (December 31)

	2022	2021	2020	2019	2018
Total stockholders' equity (in million €)	157.41	244.88	621.32	394.70	488.40
Number of shares issued (number)	34,231,943	34,231,943	32,890,046	31,957,958	31,839,572
Market capitalization (in million €)	452	1,142	3,086	4,052	2,832
Closing price in € (Xetra)	13.21	33.35	93.82	126.80	88.95
Average daily trading volume (in million €)	10.2	27.5	33.5	25.6	22.5
Average daily trading volume (in % of common stock)	1.41	1.43	0.98	0.81	0.77

Various voting rights notifications were made pursuant to Section 33 (1) of the German Securities Trading Act (WpHG) during the reporting year. The notifications were published on the MorphoSys website under "Investors > Stock Information > Voting Rights."

At the end of the reporting year, the free float in MorphoSys AG shares, as per the definition of Deutsche Börse, was 99.81%.

Dividend Policy

We have not distributed dividends since our inception, and we do not expect to set or distribute any cash dividends in the foreseeable future. It is our intention to invest any future profits in the growth and development of our business. Unless otherwise required by law, the future determination of any cash dividends will be at the sole discretion of the Management Board and Supervisory Board and will depend on our net assets, financial position, results of operations, capital requirements, and other factors that the Management Board and Supervisory Board deem relevant.

Investor Relations Activities

During the reporting year, MorphoSys participated in 22 international investor conferences and investment banking events. 2022 began with the J.P. Morgan Healthcare Conference, where the medical potential of pelabresib was presented together with an outlook for the rest of the pipeline.

MorphoSys held conference calls in the reporting year following the publication of its annual, half-year, and quarterly reports. These calls could be followed over the Internet. During these calls, the Management Board reported on operational and business updates and answered questions from participants.

At the analyst and investor meetings, the main topics addressed were the advances made in the clinical development of pelabresib and in the commercialization of Monjuvi®, the further progress in the clinical development of tafasitamab, and cash runway.

At the end of 2022, 13 analysts were monitoring and evaluating the performance of MorphoSys shares (previous year: 18). These analysts had the following recommendations at the end of 2022:

Table 02 Analyst Recommendations (December 31, 2022) Buy/overweight/market outperform Hold/neutral Reduce/underperform 6 3 4 Buy/Overweight/Market Outperform = buy/positive; Hold/Neutral = neutral; Reduce/Underperform = sell/negative. Further detailed information on MorphoSys’ shares, key financial figures, events, and conferences can be found on the Company’s website under “Investors.” The Company Group Management Report Financial Statements Additional Information 26 ›› MorphoSys on the Capital Market

Non-Financial Group Report We are conscious of the responsibility we share for present and future generations and see sustainable action as a prerequisite for long-term business success. MorphoSys’ mission is to develop and commercialize innovative therapies for patients. MorphoSys is a fully integrated commercial biopharmaceutical company. Its activities in 2022 focused on hematology and oncology diseases. To ensure sustainable business success, we incorporate environmental, social, and governance (ESG) principles into our daily business and base our business model on sustainable growth that is aligned with the interests of stakeholders. We are focused on creating long-term value and weigh our actions in terms of their impact on the environment, society, patients, and employees. A detailed explanation of our view of sustainable corporate governance and the specific measures we have taken during the reporting year can be found in the separate non- financial group report, available on our website at https:// csr.morphosys.com/2022. Non-Financial Group Report > https://csr.morphosys.com/2022 The Company Group Management Report Financial Statements Additional Information 27 ›› Non-Financial Group Report

Group Management Report Fundamentals of the MorphoSys Group 31 Macroeconomic and Sector-Specific Conditions 44 Analysis of Net Assets, Financial Position and Results of Operations 45 Outlook and Forecast 61 Risk and Opportunity Report 64 Subsequent Events 75 Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance 76 The Company Group Management Report Financial Statements Additional Information 28

Summary In the 2022 fiscal year, MorphoSys dedicated itself to accomplishing its goals and emphasizing its priorities. We furthered our pipeline by progressing our ongoing mid and late-stage clinical programs. Our three Phase 3 trials – MANIFEST-2 with pelabresib in myelofibrosis; frontMIND with tafasitamab in newly diagnosed diffuse large B-cell lymphoma (DLBCL); and inMIND with tafasitamab in relapsed or refractory follicular or marginal zone lymphoma – made great strides last year. The latest clinical data for pelabresib, our investigational BET inhibitor, tafasitamab, our CD19-targeting immunotherapy, and tulmimetostat, our next-generation selective dual inhibitor of EZH2 and EZH1, was also presented at various scientific conferences in 2022. Longer-term Phase 2 data presented at the American Society of Hematology (ASH 2022) Annual Meeting and Exposition in December suggested durable improvements in both spleen volume and symptom score at and beyond 24 weeks with pelabresib in combination with ruxolitinib in myelofibrosis patients who had never received treatment with a JAK inhibitor. Since depth and durability of responses are limited: with current first-line therapy, the findings suggest pelabresib may enhance the standard of care for myelofibrosis. MorphoSys continues to prioritize the Phase 3 MANIFEST-2 study of pelabresib in myelofibrosis with topline data anticipated – in early 2024. At the same meeting, the final tolerability and efficacy results from the Phase 1b firstMIND study were presented. The data underscored the therapeutic potential of tafasitamab in combination with lenalidomide as an adjunct to R-CHOP for patients with newly diagnosed DLBCL. This regimen, which is also being investigated in the Phase 3 frontMIND trial, represents an ongoing effort to address a critical need in patients with high-intermediate and high-risk DLBCL, many of whom relapse after current first-line therapy. Initial preliminary results from the ongoing Phase 1/2 trial of tulmimetostat in heavily pretreated patients with advanced cancers showed responses or disease stabilization in five cohorts with evaluable patients. Advanced cancer patients who have progressed following prior therapies have significant treatment needs that might benefit from a targeted approach with an EZH2 inhibitor. We also continued our focus on U.S. sales of Monjuvi (tafasitamab-cxix) in the relapsed or refractory DLBCL setting. To counter slowing growth due to an increasingly competitive environment, we focused our education efforts at increasing median time on therapy, to achieve the most The Company Group Management Report Financial Statements Additional Information 29 ›› Summary

durable results in eligible patients, and raising awareness about the important patient needs Monjuvi addresses. In late 2022, two of our licensing partners, GSK and Roche, halted development of otilimab in rheumatoid arthritis and of gantenerumab in early Alzheimer’s disease, respectively, following negative late-stage clinical trial results. MorphoSys had previously monetized the majority of the future royalty interests in these two compounds, consistent with our strategy to reduce our dependence on partnered programs and focus on hematology/oncology. By contrast, three partnered programs with ianalumab, abelacimab, and setrusumab entered advanced pivotal trials in 2022. Ianalumab continues to be investigated for Sjögren’s and systemic lupus erythematosus. Abelacimab is being studied for tumor-associated thrombosis for the prevention of venous thromboembolism. Setrusumab is under investigation for the treatment of osteogenesis imperfecta. In June 2022, MorphoSys entered into equity participation and license agreements with Human Immunology Biosciences, Inc. (HI-Bio) for felzartamab and MOR210. Under the terms of the agreements, HI-Bio received exclusive rights to develop and commercialize felzartamab and MOR210 in all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. MorphoSys received a 15% equity stake in HI-Bio and a seat on the company’s board of directors. On achievement of development, regulatory, and commercial milestones, we will be eligible to receive payments from HI- Bio of up to US$ 1 billion, in addition to tiered single to low- double-digit royalties on net sales of felzartamab and MOR210. Also, through our fully owned subsidiary, Constellation Pharmaceuticals, Inc., we solidified a global licensing agreement with Novartis to research, develop, and commercialize our preclinical inhibitors of a new cancer target. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, we will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double-digit royalties on program net sales. In 2022, MorphoSys succeeded in advancing its late-stage pipeline and driving year-over-year growth of Monjuvi despite the increasing competitive landscape in second line r/r DLBCL. The advancement in the late-stage pipeline, especially with pelabresib being studied in combination with ruxolitinib in the first-line myelofibrosis setting, is an important reason for the Company’s positive view of 2022 and beyond. MorphoSys remains focused on the Company’s long-term development and growth to create long-term value for its shareholders. The Company Group Management Report Financial Statements Additional Information 30 ›› Summary

Fundamentals of the MorphoSys Group Organizational Structure and Business Model MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.” MorphoSys AG’s Planegg site houses the central corporate functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications, and investor relations, as well as the translational research departments and laboratories. MorphoSys US Inc. is responsible for advancing tafasitamab’s commercialization. Constellation focuses its activities on the clinical development of drug candidates and the related administrative departments. Further information on the Group’s overall structure can be found in Note 2.2.1. Legal Structure of the MorphoSys Group: Group Management and Supervision The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body. The members of the Management Board are appointed and supervised by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information on the Group’s management and supervision and its corporate governance principles can be found in the Statement on Corporate Governance. Targets and Strategy MorphoSys’ mission is to develop and commercialize innovative therapies for patients. MorphoSys is a fully integrated commercial biopharmaceutical company. Its activities in 2022 focused on hematology and oncology diseases. The Company aims to realize intermediate and long-term growth through its focus on proprietary drug development and commercialization. Our priority is on the Company’s lead development candidates pelabresib and tafasitamab; continuing to make progress with the commercialization of Monjuvi and obtaining approvals in additional indications; and bringing pelabresib to the market as well as continuing to develop other clinical candidates. MorphoSys is now primarily advancing the clinical development of its own compounds, with further antibody candidates being clinically developed by partners. During the clinical phases, decisions are made on a case-by-case basis as to whether and at what point a partnership for further development and commercialization should be pursued. Drug candidates can be either fully out-licensed, developed on a proprietary basis, or developed with a partner (co-development). Group Management and Performance Indicators MorphoSys uses financial indicators to steer the Group. These indicators help to monitor the success of strategic decisions and give the Group the opportunity to take quick corrective action when necessary. The Company’s management also monitors and evaluates selected early indicators so that it can thoroughly assess a project’s progress and promptly take the appropriate actions should a problem occur. No most important non-financial performance indicators are used for steering the Company. Material non-financial aspects are explained in a separate non-financial group report, which is available on our website. Financial Performance Indicators The development of the financial performance indicators in the reporting year is described in detail in the chapter “Analysis of Net Assets, Financial Position, and Results of Operations.” The key financial indicators used to measure the Company’s operating performance are Monjuvi U.S. net product sales, the gross margin of Monjuvi U.S. net product sales, research and development expenses, as well as total combined expenses for selling and general and administrative, since these indicators are the most significant for steering the MorphoSys Group. These indicators are routinely analyzed and evaluated. The gross margin of Monjuvi U.S. net product sales is defined as cost of sales for Monjuvi U.S. product sales divided by Monjuvi U.S. net product sales. The Company Group Management Report Financial Statements Additional Information 31 ›› Fundamentals of the MorphoSys Group

The Company Group Management Report Financial Statements Additional Information 32
›› Fundamentals of the MorphoSys Group

As other factors, cash and investments (presented in the following balance sheet items: "Cash and cash equivalents" as well as current "Other Financial Assets") are also regularly analyzed and evaluated. Cash and investments are not considered to be part of the key financial performance indicators.

The budget for the respective financial year is approved by the Management Board and Supervisory Board. Subsequent to the approval of the budget, a forecast is made two times within the year to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision-making and enables management to take actions to achieve its goals.

Table
03 Development of Financial Performance Indicators

	2022	2021	2020
MORPHOSYS GROUP			
Monjuvi U.S. Net Product Sales (in million €)	84.9	66.9	18.5
Gross Margin of Monjuvi U.S. Net Product Sales (in %)	73%	82%	82%
Research and Development Expenses (in million €)	(297.8)	(225.2)	(139.4)
Combined Expenses for Selling and General and Administration (in million €)	(152.5)	(199.8)	(159.1)

Non-Financial Aspects

MorphoSys AG strives to develop new drugs for the well-being of patients with serious diseases. To ensure sustainable business success in this endeavor, MorphoSys AG takes selected non-financial aspects into account in addition to financial performance indicators.

At MorphoSys, innovation remains a central aspect. Our development strategy focuses on indications with high unmet medical need, where patients' lives depend on new treatment options. Our goal is to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise while making optimal use of our resources.

In 2022, MorphoSys remained committed to supporting patients throughout their treatment journeys and removing access barriers for patients with limited or no insurance coverage. As part of this commitment, we offer patient assistance programs in the U.S. that provide financial support, ongoing education, and other support to eligible patients who are prescribed MorphoSys drugs.

Detailed information on MorphoSys' sustainability strategy and key areas of activity can be found in the separate non-financial group report*. The report is available on our website at https://csr.morphosys.com/2022.

* This information is not part of the management report that is subject to audit.

Leading Indicators

MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry, and the Company itself. At the corporate level, economic data is gathered on the progress of individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment, and the availability of research funding, and reviews this data carefully.

Market analyses that assess the medical need for innovative therapies for serious diseases with a focus on cancer disease, as well as ones that consider new technologies in the market more generally, serve as early indicators in the area of business development. By continuously monitoring the market, MorphoSys can respond to trends and requirements quickly and initiate its own activities and partnerships.

For active collaborations, a Joint Steering Committee meets regularly (usually two to four times per year) to update and monitor the programs’ progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly (once per year) provide MorphoSys with written reports so that the Company can follow the progress of active therapeutic programs. Commercialization In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. At the end of 2022, MorphoSys US Inc. had 66 people employed as part of, or to support, its commercial structure. MorphoSys’ commercial activities are currently focused on Monjuvi in the United States; the Company is co-commercializing this product with Incyte. On July 31, 2020, Monjuvi (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, which could enable long- term disease control. Monjuvi is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched 'My Mission Support', a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers. Monjuvi has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines in the United States were updated in March 2022 to include Monjuvi in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi was granted a J-code, further simplifying reimbursement for some treatment centers. MorphoSys and Incyte continue to see a high penetration in the community setting; more than 70% of ordering sites have been in the community setting, with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from more than 1,400 treatment sites. During the fourth quarter 2022, more than 600 accounts ordered with approximately 85% of those accounts representing repeat orders. While we continue to see positive trends year-over-year and sequentially, we recognize the competitive landscape has increased, including recent approvals of new treatment options in second- and later-line settings for relapsed or refractory diffuse large B-cell lymphoma. Operating Business Performance In 2022, MorphoSys focused on commercializing its marketed product and advancing product candidates at various stages of development, positioning itself for long- term sustainable growth. The key measures of value for MorphoSys’ development activities include: • Advancement of development programs and product approvals • Clinical results • Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates • Collaborations, partnerships, and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position Research and Development As of December 31, 2022, MorphoSys’ development activities are currently focused on the following clinical candidates: • Pelabresib (CPI-0610) – is a small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. • Tafasitamab – is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL, and r/r marginal zone lymphoma, or r/r MZL. • Tulmimetostat (CPI-0209) – is a small molecule designed to promote anti-tumor activity by inhibiting EZH2 and EZH1, both enzymes being involved in suppression of target gene expression. The following programs, among others, are being further developed by MorphoSys’ partners: • Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade. The Company Group Management Report Financial Statements Additional Information 33 ›› Fundamentals of the MorphoSys Group

• Abelacimab (MAA868) – an antibody directed against Factor XI. • Setrusumab (BPS804) – an antibody directed against sclerostin. • Felzartamab – a therapeutic human monoclonal antibody directed against CD38. • MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a. In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others, CMK389/NOV-8, bimagrumab, LKA651/NOV-9. Proprietary Clinical Development Tafasitamab Overview Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies. We are currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL). Lymphomas collectively represent approximately 5% of all cancers diagnosed in the United States. This group of NHL diseases is the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, there were an estimated 80,470 new cases in the United States in 2022 and an estimated 20,250 deaths due to this disease (“Cancer Stat Facts 2022: Non-Hodgkin’s Lymphoma”). DLBCL is the most common type of NHL in adults and accounts for approximately one-third of all NHL cases globally. The current first-line treatment of B-cell lymphomas, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab, also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine, and prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40% of patients either do not respond to the treatment (are refractory) or relapse after initial treatment with fast disease progression. The market research and consulting firm GlobalData expects the therapeutic market (7MM: US, France, Germany, Italy, Spain, UK, Japan) for non-Hodgkin’s lymphoma (NHL) to reach approximately € 8 billion (approximately US$ 9 billion) in 2024 (report “B-cell NHL: Opportunity Analysis 2017–2027”). We currently forecast an opportunity as a second- and later-line treatment in r/r DLBCL of approximately 10,000 eligible patients per year in the U.S. who are not eligible for HDC and ASCT. As a potential first-line treatment in DLBCL, we believe there is currently a market opportunity of 30,000 patients in the U.S. Operational Development Tafasitamab is being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor granted MorphoSys an exclusive worldwide license to tafasitamab for all indications. MorphoSys also has a collaboration and license agreement for the global further development and commercialization of tafasitamab with Incyte, signed in January 2020. Under the terms of the agreement, MorphoSys and Incyte will develop tafasitamab broadly in relapsed or refractory (r/r) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as r/r FL and r/r MZL. MorphoSys and Incyte are co-commercializing Monjuvi in the United States. Monjuvi in combination with lenalidomide was approved in the U.S. in July 2020 for the treatment of adult patients with relapsed or refractory diffuse large B- cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first FDA approval of a second-line therapy for adult patients with r/r DLBCL in the United States. Monjuvi was approved by the FDA under an accelerated approval process based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe, Canada and other jurisdictions under the trade name Minjuvi. On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic) had granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland. Studies of Tafasitamab The clinical development of tafasitamab is focused on non- Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab. MorphoSys regards the treatment of first-line patients as the main future growth opportunity for tafasitamab and had started clinical studies (frontMIND and firstMIND) that may support the potential use of tafasitamab in the first- line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). The Company Group Management Report Financial Statements Additional Information 34 ›› Fundamentals of the MorphoSys Group

More details on each study are given below: frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high- intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll approximately 880 patients. Topline data from the trial are expected in the second half of 2025. firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented updated tafasitamab results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression- free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R- CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non- hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis. A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next-generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed 18 months of post- treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta- analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression. Detection of ctDNA MRD at levels below 1 in 10,000 (0.01%) was essential to achieve 99% sensitivity. Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the Phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study is expected to enroll a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. According to the latest update at the J.P. Morgan Healthcare Conference in January 2023, topline data is now expected in 2024. L-MIND: In September 2022, MorphoSys presented new data during the Annual Meeting of the Society of Hematologic Oncology (SOHO 2022) from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with r/r DLBCL treated for at least two years, including six patients on treatment for five years or more. Additionally, the frequency of adverse events declined after patients transitioned from combination therapy to monotherapy. The new results, based on a February 15, 2022, data cutoff, show that 27 of 80 patients (34%) had undergone treatment for at least two years, with a median duration of treatment of 4.3 years. Of those 27, 23 patients were alive at data cutoff, and 13 remained on treatment, including six who were on treatment for at least five years. A complete response was observed in 23 of the 27 patients, including four who were refractory to their primary therapy. A partial response was seen in four patients, two of whom were still on treatment at data cutoff. The majority of adverse events were grade 1 or 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.87/1.91) and diarrhea (1.04/0.04), which declined after patients switched to monotherapy (all-grade/grade ≥3: 0.87/0.45 and 0.32/0.00, respectively, in the first year of monotherapy). Neutropenia and diarrhea remained the most common adverse events in the first two years of monotherapy. The Company Group Management Report Financial Statements Additional Information 35 ›› Fundamentals of the MorphoSys Group

B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024. topMIND: The topMIND trial was initiated in late 2021 and is sponsored by Incyte. It evaluates whether tafasitamab and parsaclisib can be safely combined at the recommended Phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. The primary outcomes will be the number of treatment emergent adverse events (TEAEs) and incidence of dose-limiting toxicities. Key secondary objectives include ORR and various PK measures. In August 2022, it has been decided to not continue the development of this combination therapy in NHL/CLL due to emerging additional regulatory requirements and the changing treatment landscape in these therapeutic areas. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Preclinical data from MorphoSys has shown a strong synergy of Monjuvi and anti-CD47 antibodies in in vitro and in vivo lymphoma models, providing scientific rationale for investigating this combination in clinical trials. Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe, and Asia-Pacific. In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL. Pelabresib Overview Pelabresib (formerly known as CPI-0610; it was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue. Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, most of whom are intermediate- or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate- or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Incyte, which markets ruxolitinib (Jakafi®), has estimated that about half of these eligible patients in the United States receive treatment with ruxolitinib. Studies of Pelabresib There are currently two ongoing trials evaluating pelabresib in this indication, the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second- line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib The Company Group Management Report Financial Statements Additional Information 36 ›› Fundamentals of the MorphoSys Group

may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes. A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a JAK inhibitor and in those with suboptimal response to ruxolitinib. The findings showed that the combination led to reductions in spleen volume and symptom burden, with disease-modifying activity as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4). In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment- naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib, or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone. In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib. At 24 weeks, 48, and 60, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment- emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%). In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease- modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors. MANIFEST-2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in early 2024. Tulmimetostat (CPI-0209) Overview Tulmimetostat (formerly known as CPI-0209; it was also acquired through the Constellation acquisition) is an investigational small-molecule, second-generation dual The Company Group Management Report Financial Statements Additional Information 37 ›› Fundamentals of the MorphoSys Group

EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first- generation EZH2 inhibitors. Studies of Tulmimetostat Patient enrollment in a Phase 1/2 clinical trial of tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma or other ARID1A mutant advanced/metastatic solid tumors), ovarian clear- cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss, and metastatic castration-resistant prostate cancer. In October 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study of the investigational EZH2 inhibitor tulmimetostat monotherapy in heavily pretreated patients with advanced cancers showing responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organisation for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain. At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Patients received oral tulmimetostat 350 mg once daily. Of the ten evaluable patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses, one of whom later achieved a complete response after data cutoff, and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. Best responses were presented. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs. Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study. Clinical Development by Partners The most advanced programs being developed by partners are outlined below. Ianalumab Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Abelacimab Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary FDA fast track designated Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Setrusumab Setrusumab (BPS804/UX143) is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in a Phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Felzartamab Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. During a transition phase MorphoSys is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial) together with HI-Bio. I-Mab Biopharma holds The Company Group Management Report Financial Statements Additional Information 38 ›› Fundamentals of the MorphoSys Group

the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab. MOR210/TJ210/HIB210 MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210. Gantenerumab Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) for the potential treatment of Alzheimer’s disease. Gantenerumab has been developed and studied by Roche in several clinical trials in patients with Alzheimer’s disease, including a Phase 3 development program consisting of two Phase 3 trials – GRADUATE 1 and GRADUATE 2 – evaluating the safety and efficacy of gantenerumab in people with mild cognitive impairment (MCI) due to Alzheimer’s and mild Alzheimer’s dementia over 27 months. On November 14, 2022, Roche disclosed that the GRADUATE studies did not meet the primary endpoint of slowing clinical decline. As a consequence, Roche decided to discontinue all gantenerumab studies in early symptomatic Alzheimer's disease, as well as the SKYLINE study - a Phase 3 trial in secondary Alzheimer's disease prevention, which was initiated in March 2022. Otilimab Otilimab (formerly MOR103/GSK3196165) is a HuCAL-IgG1- antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF). GSK acquired the rights to otilimab in June 2013. In mid-2019, GSK announced the initiation of a Phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program included three pivotal studies and a long-term extension study evaluating the antibody in patients with moderate to severe RA. On October 27, 2022, GSK provided an update on the ContRAst Phase 3 program. ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 (American College of Rheumatology criteria) response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease-modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the program, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors. According to GSK, the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to- treat population of RA patients. As a result, GSK has decided not to progress with regulatory submissions. GSK is planning to submit full results from the ContRAst Phase 3 program for publication in 2023. Other Programs (Selection) In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others, CMK389/NOV-8, bimagrumab, LKA651/NOV-9. On December 6, 2022, MorphoSys’ fully owned subsidiary Constellation Pharmaceuticals, Inc. entered into a global licensing agreement with Novartis to research, develop, and commercialize its preclinical inhibitors of a novel cancer target. Under the terms of the agreement, Novartis will assume full responsibility for all subsequent research, development, and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single to low- double-digit royalties on program net sales. Other Business Activities Drug Development MorphoSys has become a fully integrated biopharmaceutical company that commercializes proprietary medicines, with a focus on cancer treatments. We have a broad clinical pipeline and develop drugs using our translational research and development and in collaboration with pharmaceutical and biotechnology partners as well as academic institutions. The core of our work from our founding has been on monoclonal antibodies, although following our acquisition of Constellation Pharmaceuticals we also now have small-molecule programs in our pipeline. Our first proprietary program to receive marketing approval is tafasitamab – brand name Monjuvi – which was first approved in the U.S. in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for ASCT. Tafasitamab under the brand name Minjuvi has also been approved for marketing in the EU, Canada, and other jurisdictions. According to the report “Global Oncology Trends 2022” published by the IQVIA Institute, global oncology is seeing a surge in R&D and innovation, potentially leading to new therapies for unresolved cancers and including some of the most advanced breakthrough science in the life sciences. These therapies represent the largest area of collective The Company Group Management Report Financial Statements Additional Information 39 ›› Fundamentals of the MorphoSys Group

research and the largest overall area by drug spending in the world. On the other hand, the cancer community and patients continue to struggle with the impact from COVID-19, as well as gaps in access and care that started prior to the pandemic. Global spending on oncology drugs reached US$ 185 billion in 2021 and is estimated to reach US$ 300 billion by 2026, driven by continued innovation. MorphoSys’ most advanced proprietary clinical programs are described in the section “Research and Development.” Clinical-stage programs developed by partners are entirely under the control of our partners. These programs include not only those in our core area of oncology but also ones in indications where we have not established proprietary expertise. The most advanced programs are outlined in the section “Research and Development". Influential Factors Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry’s investment in the development of new therapies. Of particular interest is how the Inflation Reduction Act, signed into law in the U.S. in 2022, will impact innovation, as well as both the pricing of and access to costly medicines, such as novel cancer therapies. Regulatory approval processes in the U.S., Europe, and elsewhere are lengthy, time-consuming, and largely unpredictable. Approval-related laws, regulations, and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. According to BioCentury, 2022 was a slow year for FDA approvals, and for new cancer drug approvals in particular. One possible reason for the decline in cancer drug approvals could be FDA’s crackdown on the accelerated approval pathway, which was becoming the norm for cancer. Another could be the clear stance FDA has taken against regulatory applications based on ex-U.S. data only. Higher barriers for cancer approvals means fewer options for patients, but it could also mean the options that reach patients are more likely to be safe and effective, and possibly less likely to be withdrawn from the market later. MorphoSys recognized early on the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials, and quickly activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID-19 pandemic and to take the necessary actions to protect its employees. MorphoSys continues to monitor the development of COVID-19 globally and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients. Patents Our proprietary clinical programs and technologies are our most valuable assets. It is therefore crucial to our success that we protect these assets through appropriate measures such as patents and patent applications and thereby utilize them exclusively. To ensure this, the Intellectual Property (IP) department seeks out the most optimal strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies are protected by numerous patent families. For our Ylanthia antibody library, patents have been granted in all major territories, including in the European, U.S., and Asian markets. The proprietary development programs form the basis for the Company’s success and are protected by numerous patent families. In addition to the patents protecting the drug candidates themselves, further patent applications have been filed covering additional aspects of the programs. The main patents for pelabresib run until 2032 (U.S.) and 2031 (Europe), not including possible extension through supplemental protection certificates or term extensions. In addition, the use of pelabresib for the treatment of myelofibrosis is patent-protected in the U.S. until 2039. The main patents for tulmimetostat (CPI-0209) have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included. The tafasitamab program is also protected by a portfolio of patents. The core patents are scheduled to expire in 2029 (U.S.) and 2027 (Europe), without taking into account the additional protection of up to five years available through supplementary protection certificates or patent term extensions. Based on the approvals in the U.S. and Europe, corresponding patent term extension applications have already been filed in the U.S. (PTE) and Europe (SPC). The patents for the tafasitamab program are being advanced in close coordination with our partner Incyte. Regulatory exclusivities are also in place for all development programs. The relevant patents for our development candidates otilimab (out-licensed to GSK) and felzartamab (out- licensed to HI-Bio and I-Mab) will not expire before 2026. This does not take into account any potential additional protection of up to five years through supplementary protection certificates (SPCs) or term extensions. The programs that are co-developed with or for partner companies are also patent-protected. Our patent department works closely with the relevant partners. The patents for these drug development programs have terms that significantly exceed the terms of the underlying technology patents. We also monitor our competitors’ activities so we can take action when necessary. The Company Group Management Report Financial Statements Additional Information 40 ›› Fundamentals of the MorphoSys Group

In the 2022 financial year, we continued to reinforce the patent protection of our development programs and growing technology portfolio, which represent the core value drivers of our Company. We have more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners. Corporate Developments On January 24, 2022, MorphoSys was recognized as a “Best Practice Leader” in the European Women on Boards’ Gender Equality Index Report, ranking first in Germany and second among European healthcare companies for female representation at the leadership level and in decision- making positions. The Annual Shareholders’ Meeting of MorphoSys AG elected Andrew Cheng, M.D., Ph.D., to the Company’s Supervisory Board on May 18, 2022. Mr. Cheng replaces Ms. Wendy Johnson, whose term as a member of the Supervisory Board ended on May 18, 2022. Ms. Johnson chose not to stand for re-election. Due to the ongoing restrictions around the COVID-19 pandemic, the 2022 Annual General Meeting was held once again as a virtual meeting without the physical attendance of shareholders or their proxies and was made available as an audio/video broadcast on the Internet to registered shareholders. On August 31, 2022, MorphoSys announced the appointment of Tim Demuth, M.D., Ph.D., as its new Chief Research and Development Officer, as Malte Peters, M.D., has decided to resign from his position at the end of 2022. Tim Demuth has more than 20 years of extensive leadership experience in drug development with a focus on oncology. Mr. Demuth assumed his new role on October 1, 2022. In the role, he reports to MorphoSys’ Chief Executive Officer, Jean-Paul Kress, M.D., and is a member of the Company’s Executive Committee. On December 20, 2022, MorphoSys announced that Sung Lee, Chief Financial Officer and member of the Management Board, had decided to leave MorphoSys to move back to California for personal reasons. His final day at MorphoSys will be March 17, 2023. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board and Chief Legal Officer until August 31, 2023. Group Headcount Development On December 31, 2022, the MorphoSys Group had 629 employees (December 31, 2021: 732). The MorphoSys Group employed an average of 647 employees in 2022 (2021: 678). Of the average 647 employees, 7 worked in production, 438 in research and development, 130 in general and administrative positions, and 72 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. At the end of the 2022 reporting year, our workforce comprised employees representing 43 different nationalities (2021: 43). The Company Group Management Report Financial Statements Additional Information 41 ›› Fundamentals of the MorphoSys Group

Figure 03 Total Headcount of the MorphoSys Group (December 31) (Number) The Company Group Management Report Financial Statements Additional Information 42 ›› Fundamentals of the MorphoSys Group

Figure 04 Employees By Gender (December 31) To compete successfully for the top talent, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and adjusts the salary structure when necessary. The remuneration system consists of fixed compensation and a variable annual bonus linked to the achievement of corporate targets. Individual targets promote the employees’ personal development and the achievement of overriding corporate goals. A “spot bonus” is also awarded on the spot to employees for exceptional performance. This instrument was used frequently again to reward employees during the reporting year. The Company Group Management Report Financial Statements Additional Information 43 ›› Fundamentals of the MorphoSys Group

Macroeconomic and Sector-Specific Conditions Changes in the Business Environment Global economy growth is projected to fall from an estimated 3.4% in 2022 to 2.9% in 2023, then rise to 3.1% in 2024 (report: “World Economic Outlook Update January 2023” of the International Monetary Fund [IMF]). According to the IMF, the global fight against inflation, the war in Ukraine, and a resurgence of COVID-19 in China weighed on global economic activity in 2022. The IMF’s growth forecast for the advanced economies in 2022 was +2.7%, compared to 5.4% in 2021, and the forecast for the emerging and developing economies was +3.9% (2021: +6.7%). The IMF’s estimate for growth in the euro area in 2022 was +3.5% (2021: +5.3%), compared to +1.9% for Germany (2021: +2.6%); +2.0% for the U.S. (2021: +5.9%); +3.0% for China (2021: +8.4%), and -2.2% for Russia (2021: +4.7%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Currency Development The USD/EUR exchange rate has fluctuated between 1.15 and 0.96 over the last year and stood at 1.07 on December 31, 2022, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions. The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed the U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts. The Company Group Management Report Financial Statements Additional Information 44 ›› Macroeconomic and Sector-Specific Conditions

Analysis of Net Assets, Financial Position and Results of Operations This report on the net assets, financial position and results of operations should be read in conjunction with the annual consolidated financial statements and the notes thereto, which also form part of this annual report. In addition to historical financial information, the following report contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results may differ materially from these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this report. Our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). Results of Operations Revenues Revenues in the reporting year increased by 55% or € 98.7 million to € 278.3 million (2021: € 179.6 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 84.9 million (US$ 89.4 million (2021: € 66.9 million (US$ 79.1 million)) from the recognition of Monjuvi U.S. net product sales. Success-based payments including royalties accounted for 37% or € 103.1 million (2021: 48% or € 85.5 million) of total revenues. On a regional basis, MorphoSys generated 89 % or € 248.9 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 11 % or € 29.3 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 87% (€ 156.3 million) and 13% (€ 23.3 million), respectively. 62% of the Group's revenues were generated with customers Janssen, HI-Bio and McKesson (2021: 59% with Janssen, Incyte and GSK). In 2021 revenues decreased by 45% or € 148.1 million to € 179.6 million (2020: € 327.7 million). This decrease resulted first and foremost from revenues of € 236.1 million in 2020 stemming from the execution of the collaboration and license agreement with Incyte. Revenues from Monjuvi U.S. net product sales totaled € 66.9 million (US$ 79.1 million) (2020: € 18.5 million (US$ 22.0 million)) in its first full year after receiving marketing authorization in August 2020. Success-based payments including royalties accounted for 48% or € 85.5 million in 2021 (2020: 14% or € 47.3 million) of total revenues. On a regional basis, MorphoSys generated in 2021 87% or € 156.3 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 13% or € 23.3 million from customers primarily located in Europe and Asia. In 2020, these percentages were 97% (€ 319.1 million) and 3% (€ 8.6 million), respectively. 59% of the Group's revenues in 2021 were generated with customers Janssen, Incyte and GSK (2020: 93% with Incyte, Janssen and I-Mab Biopharma). The Company Group Management Report Financial Statements Additional Information 45 ›› Analysis of Net Assets, Financial Position and Results of Operations

Figure 05 Revenues by Region (December 31) (in %) The Company Group Management Report Financial Statements Additional Information 46 ›› Analysis of Net Assets, Financial Position and Results of Operations

Figure 06 Revenues by Categories (December 31) (in million)1 Figure 07 Monjuvi Product Sales (in million) Cost of Sales Cost of sales increased from € 32.2 million in 2021 to € 48.6 million in 2022, mainly due to higher acquisition and production costs of inventories of € 28.8 million in 2022 (2021: € 12.6 million), mainly for Monjuvi and Minjuvi. In addition, impairment, amortization and other expenses for intangible assets increased from € 7.4 million in 2021 to € 9.8 million in 2022. This was offset by a decrease in personnel costs from 11.6 Mio. € in 2021 to 9.5 Mio. € in 2022. The gross margin of Monjuvi U.S. net product sales amounted to 73% (2021: 82%). Cost of sales increased from € 9.2 million in 2020 to € 32.2 million in 2021, mainly due to higher acquisition and production costs of inventories of € 12.6 million in 2021 (2020: € 5.6 million) and increased impairment, amortization and other expenses for intangible assets of € 7.4 million (2020: € 2.3 million). In the financial year 2021, there were no reversals of impairment losses due to a write- down to net realizable value recognized in previous years The Company Group Management Report Financial Statements Additional Information 47 ›› Analysis of Net Assets, Financial Position and Results of Operations

(2020: € 9.9 million). The gross margin of Monjuvi U.S. net product sales in 2021 amounted to 82% (2020: 82%). Gross Profit Gross Profit amounted to 229.6 million in 2022 (2021: 147.4 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis. In 2021 gross profit amounted to € 147.4 million (2020: € 318.5 million). This decrease resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte in 2020. Operating Expenses In 2022, operating expenses decreased by 31%, or € 205.4 million, to € 450.4 million compared to € 655.8 million in 2021. The year-over-year decrease resulted mainly from an impairment of goodwill in 2021 and offset by lower personnel expenses in 2022, partially offset by higher development activities due to the first-time recognition of Constellation's operating expenses for a full fiscal year in 2022. Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in the reporting year (2021: € 225.2 million). The year-over-year increase mainly resulted from the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021. The combined expenses for selling and general and administration amounted to € 152.5 million in 2022 (2021: € 199.8 million). This total mainly includes personnel expenses of € 81.0 million (2021: € 96.1 million) and expenses for external services of € 54.4 million (2021: € 87.2 million). In 2022, selling expenses amounted to € 92.4 million compared to € 121.5 million in 2021. The decrease is due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi. General and administrative (G&A) expenses decreased by 23%, or € 18.1 million, from € 78.3 million in 2021 to € 60.1 million in 2022. The major driver for this decline were one-time transaction costs for the Constellation acquisition in 2021 of € 19.7 million. Furthermore, the decrease in operating expenses in 2022 resulted from the recognition of an impairment of goodwill amounting to € 230.7 million in 2021. In 2021, operating expenses increased by more than 100%, or € 355.2 million, to € 655.8 million compared to € 300.6 million in 2020. The year-over-year increase was primarily driven by increased development activities, the inclusion of the operating expenses from Constellation beginning on July 15, 2021 of € 92.3 million, higher personnel costs, transaction costs related to the acquisition of Constellation and an impairment of goodwill. Research and development expenses increased by 62%, or € 85.8 million, to € 225.2 million in 2021 (2020: € 139.4 million). The year-over-year increase was primarily driven by expenses, partially related to the first time inclusion of Constellation, for external services for development activities and personnel costs. In 2021, selling expenses amounted to € 121.5 million compared with € 107.7 million in 2020. The main items responsible for this increase were higher expenses for personnel and other operating costs. General and administrative (G&A) expenses increased by 52%, or € 26.9 million, from € 51.4 million in 2020 to € 78.3 million in 2021. The year-over-year increase was mainly driven by higher expenses, related and unrelated to Constellation for external services and personnel costs. Embedded in G&A expenses are transaction-related costs due to the acquisition of Constellation. Total transaction costs in G&A were € 19.7 million. Furthermore, operating expenses in 2021 were negatively impacted by the recognition of an impairment of goodwill amounting to € 230.7 million (2020: € 2.1 million). The Company Group Management Report Financial Statements Additional Information 48 ›› Analysis of Net Assets, Financial Position and Results of Operations

Figure 08 Selected R&D Expenses (December 31) (in million €) Research and Development Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in 2022 (2021: € 225.2 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 131.5 million in the previous year to € 198.1 million in the reporting year, mainly due to the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021. Personnel expenses decreased from € 65.9 million in the previous year to € 65.0 million in the reporting year. Expenses for intangible assets amounted to € 14.8 million in 2022 (2021: € 7.9 million). In 2022, these were influenced in particular by impairment losses of €7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure decreased from € 11.8 million in 2021 to € 10.8 million in 2022. Other expenses increased from € 4.1 million in 2021 to € 5.4 million in 2022. Expenses for consumables increased from € 4.1 million in the previous year to € 3.8 million in 2022. Research and development expenses increased by 62%, or € 85.8 million, to € 225.2 million in 2021 (2020: € 139.4 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 77.8 million in 2020 to € 131.5 million in 2021, mainly due to The Company Group Management Report Financial Statements Additional Information 49 ›› Analysis of Net Assets, Financial Position and Results of Operations

higher expenses for external laboratory services in connection with the development of tafasitamab and felzartamab. Research and Development expenses related to Constellation’s lead compounds pelabresib, tulmimetostat and personnel were recorded for the first time starting from July 15, 2021 and onwards. Overall, personnel expenses were higher, rising from € 32.3 million in 2020 to € 65.9 million in 2021, partially driven by the addition of Constellation. Expenses for intangible assets amounted to € 7.9 million in 2021 (2020: € 18.1 million). In 2020, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 8.7 million in 2020 to € 11.8 million in 2021, mainly due to higher lease expenses and utilities. Other expenses increased from € 2.5 million in 2020 to € 4.1 million in 2021. Expenses for consumables increased from € 3.2 million in 2020 to € 4.1 million in 2021. Selling Selling expenses decreased by 24%, or € 29.1 million, to € 92.4 million in 2022 (2021: € 121.5 million). This item mainly includes personnel expenses of 48.6 Mio. € (2021: 63.5 Mio. €) and expenses for external services of 35.8 Mio. € (2021: 51.3 Mio. €). The decrease in selling expenses is based on measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint US sales activities for Monjuvi. In 2021 selling expenses increased by 13%, or € 13.8 million, to € 121.5 million in 2021 (2020: € 107.7 million), mainly due to higher personnel expenses (2021: € 63.5 million; 2020: € 52.8 million) and other operating costs (2021: € 5.7 million; 2020; € 3.4 million). The personnel expenses increased by € 10.7 million to € 63.5 million in 2021 due to the full year impact of marketing activities for Monjuvi in 2021. Other operating costs primarily increased due to database subscriptions. Additional selling expenses of € 1.3 million related to Constellation were recorded since the acquisition date. General and Administrative (G&A) G&A expenses decreased by 23%, or € 18.1 million, in 2022 and amounted to € 60.1 million (2021: € 78.3 million). The decrease was mainly due to transaction costs for the Constellation acquisition in 2021 amounting to € 19.7 million. Personnel expenses amounted to € 32.5 million in 2022 (2021: € 32.6 million). Depreciation, amortization and other expenses for infrastructure decreased from € 6.9 million in the previous year to € 5.0 million in 2022. G&A expenses increased by 52%, or € 26.9 million, in 2021 and amounted to € 78.3 million (2020: € 51.4 million). The year-over-year increase was mainly driven by higher expenses, partially related Constellation inclusion, for external services and personnel costs. Embedded in G&A expenses were transaction related costs due to the acquisition of Constellation. Total transaction costs in G&A were € 19.7 million. Costs relating to the acquisition of Constellation were the main driver for the increase from € 15.6 million in 2020 to € 35.9 million of external services in 2021. Personnel expenses increased from € 29.9 million in 2020 to € 32.6 million in 2021. Higher expenses for salaries, retention and severance payments were primarily responsible for this increase, which was partially offset by lower deferred compensation expenses. Depreciation, amortization and other expenses for infrastructure increased from € 4.1 million in 2020 to € 6.9 million in 2021, mainly resulting from increased insurance costs. Impairment of Goodwill No impairment of goodwill was recognized in the reporting period. In 2021 a goodwill impairment loss of € 230.7 million was recognized on the goodwill resulting from the Constellation acquisition. In 2020, an impairment of goodwill in the amount of € 2.1 million was recorded on the goodwill associated with the acquisition of Sloning BioTechnology GmbH in 2010. Other Income Other income increased by 46%, or € 3.8 million, to € 12.0 million in the reporting year (2021: € 8.2 million) and mainly resulted from exchange rate gains of € 11.4 million (2021: € 7.6 million). In 2021 other income decreased by 44%, or € 6.4 million, to € 8.2 million (2020: € 14.6 million) and mainly resulted from exchange rate gains of € 7.6 million (2020: € 13.7 million). Other Expenses In the 2022 reporting year, other expenses increased by more than 100%, or € 9.2 million, from € 6.4 million in 2021 to € 15.6 million in 2022. This increase was mainly the result of exchange rate losses of € 15.0 million (2021: € 5.9 million). In 2021 other expenses increased by 23%, or € 1.2 million, from € 5.2 million in 2020 to € 6.4 million in 2021. This increase was mainly the result of exchange rate losses of € 5.9 million (2020: € 4.6 million). Finance Income Finance income increased by more than 100%, or € 315.5 million, to € 412.1 million in the reporting year (2021: € 96.6 million) and resulted from items amounting to € 361.4 million (2021: € 75.7 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 31.2 million (2021: € 0.0 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting The Company Group Management Report Financial Statements Additional Information 50 ›› Analysis of Net Assets, Financial Position and Results of Operations

to € 19.1 million (2021: € 20.9 million). In 2022 income from financial derivatives was recognized in the amount of€ 0.2 million (2021: € 0.0 million). In 2021 finance income increased by 5%, or € 4.6 million, to € 96.6 million (2020: € 92.0 million) and resulted from items amounting to € 75.7 million (2020: € 82.0 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement. Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting to € 20.9 million (2020: € 9.4 million). No income from financial derivatives was recognized in 2021 (2020: € 0.7 million). Finance Expenses Finance expenses decreased by 9%, or € 15.6 million, to € 165.9 million in the reporting year (2021: € 181.5 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 81.3 million (2021: € 94.7 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (also refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations of € 60.4 million (2021: € 59.7 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of € 8.5 million (2021: € 11.4 million). Other finance expenses amounted to € 15.7 million (2021: € 15.6 million) in 2022, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.5 million (2021: € 12.1 million) as well as € 1.1 million (2021: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year. Finance expenses increased by 89%, or € 85.2 million, to € 181.5 million in 2021 (2020: € 96.2 million). This increase was mainly due to the effects from Financial Liabilities from future payments to Royalty Pharma of € 94.7 million (2020: € 0) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, the finance expense effects from Financial Liabilities from Collaborations of € 59.7 million (2020: € 45.4 million), specifically from the foreign currency revaluation effects as well as the application of the effective interest method, contributed to the increase. Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of € 11.4 million (2020: € 46.1 million). This included losses of € 3.5 million (2020: € 5.0 million) from financial derivatives. Other finance expenses amounted to € 15.6 million (2020: € 4.6 million) in 2021, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.1 million (2020: € 2.5 million) as well as € 1.2 million (2020: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the previous year. Income Tax Benefits / Expenses The Group recorded total income tax expense of € 168.6 million in 2022 (2021: income tax benefit of € 76.6 million; 2020: income tax benefit of € 75.4 million), which consisted of current tax expense of € 0.6 million, (2021: current tax benefit of € 1.2 million; 2020: current tax expense of € 67.1 million) and deferred tax expense of € 168.0 million (2021: deferred tax benefit of € 75.4 million; 2020: deferred tax benefit of € 142.5 million). The effective income tax rate equaled 962.2% in the reporting year (2021: 13.0%; 2020: (335.2)%). The difference compared to the expected tax rate of 26.7% in the reporting period is mainly due to the impairment or non-recognition of deferred tax assets at MorphoSys AG. In 2022, an impairment was recognized in the amount necessary against the existing deferred tax assets on tax loss carryforwards and temporary differences of MorphoSys AG due to a high probability of a history of losses occurring as of December 31, 2023. In 2021 the difference was primarily due to the permanent difference on the impairment of goodwill as well as the effect of the non-recognition of deferred tax assets on temporary differences and current year tax losses for the US tax group. Consolidated Net Profit / Loss For The Period In 2022, the consolidated net loss amounted to € 151.1 million (2021: consolidated net loss of € 514.5 million; 2020: consolidated net profit of € 97.9 million). The Company Group Management Report Financial Statements Additional Information 51 ›› Analysis of Net Assets, Financial Position and Results of Operations

Table 04 Multi-Year Overview - Statement of Profit or Loss1 in million € 2022 2021 2020 2019 2018 Product Sales 84.9 66.9 18.5 0.0 0.0 Royalties 99.9 65.6 42.5 31.8 15.4 Licenses, Milestones and Other 93.5 47.2 266.7 40.0 61.0 Revenues 278.3 179.6 327.7 71.8 76.4 Cost of Sales (48.6) (32.2) (9.2) (12.1) (1.8) Gross Profit 229.6 147.4 318.5 59.7 74.6 Research and Development Expenses (297.8) (225.2) (139.4) (108.4) (106.4) Selling Expenses (92.4) (121.5) (107.7) (22.7) (6.4) General and Administrative Expenses (60.1) (78.3) (51.4) (36.7) (21.9) Impairment of Goodwill 0.0 (230.7) (2.1) 0.0 0.0 Total Operating Expenses (450.4) (655.8) (300.6) (167.8) (134.7) Other Income/Expenses (3.6) 1.8 9.4 0.2 1.0 Finance Income/Expenses 246.2 (84.8) (4.2) 0.5 (0.3) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 0.0 0.3 (0.7) 0.9 (1.0) Income Tax Benefit / (Expenses) (168.6) 76.6 75.4 3.5 4.3 Consolidated Net Profit / (Loss) (151.1) (514.5) 97.9 (103.0) (56.2) Earnings per Share, Basic and Diluted (in €)2 (4.42) (15.40) — (3.26) (1.79) Earnings per Share, Basic (in €) — — 3.01 — — Earnings per Share, Diluted (in €) — — 2.97 — — Shares Used in Computing Earnings per Share, Basic and Diluted2 34,155,650 33,401,069 — 31,611,155 31,338,948 Shares Used in Computing Earnings per Share, Basic — — 32,525,644 — — Shares Used in Computing Earnings per Share, Diluted — — 33,167,852 — — Dividends Declared per Share (in € and $) — — — — — 1 Differences due to rounding. 2 Basic and diluted earnings per share are the same in each of the years ended December 31, 2022, 2021, 2019 and 2018, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective period. The Company Group Management Report Financial Statements Additional Information 52 ›› Analysis of Net Assets, Financial Position and Results of Operations

Cash and Investments Sources of Funding We have funded our operations through cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners. Additionally, MorphoSys AG received 300.0 Mio. US-$ (€ 295.4 million) from Royalty Pharma through the issuance of the development funding bond on September 12, 2022. These additional funds will primarily be used to fund development activities. Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current "Other Financial Assets". On December 31, 2022, the Group had cash and investments of € 907.2 million, compared to € 976.9 million. On December 31, 2021. Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. We pay particular attention to liquidity as well as capital preservation and invest mainly in money market funds, corporate bonds and fixed-term deposits with fixed or variable interest rates. Our functional currency is the euro. Nevertheless, we have liquidity in U.S. dollars, which could lead to exchange rate gains or losses in our finance income/expenses depending on the fluctuation of the euro/U.S. dollar exchange rate. We are not subject to any operating covenants or capital requirements. Uses of Funding We primarily use cash and other financial assets to fund the research and development costs related to the development of our product candidates and to commercialize Monjuvi. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline, particularly in relation to pelabresib and tafasitamab and, to a lesser extent, tulmimetostat. We believe that we have sufficient existing cash and other financial assets (including cash invested in various financial assets as described above) to cover our expected operating expenses for at least the next twelve months. We have based this estimate on assumptions that may prove to be incorrect, and it is possible that we may utilize our capital resources more quickly than anticipated. The process of investigating product candidates in clinical trials and their commercialization is fundamentally an expensive process. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty. As our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required in their entirety to successfully complete the development and commercialization of our product candidates. Additional capital may be required in the short term to implement our various projects, particularly proprietary development programs, as well as in-licensing and potential M&A transactions. If we cannot generate revenue quickly enough to cover pipeline developments, we may rely in the short to medium term on non-dilutive capital measures such as out-licensing for financing. Generally, we take public and private equity and bond issues, including convertible bonds, into consideration when funding our future financing needs. Additional capital may not be available at reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we issue debt or equity instruments to raise additional capital, it may result in the dilution of our existing shareholders, increase our fixed payment obligations, or result in securities that have rights senior to those of our ordinary shares or ADSs. If we incur debt, we could become subject to covenants restricting our operations and potentially impairing our competitiveness, such as limitations on our ability to incur additional debt, acquire, sell or license intellectual property rights or other operational restrictions that could adversely impact our ability to conduct business. Cash Flows Net Cash Provided by/(Used in) Operating Activities In 2022, net cash used by operating activities amounted to € 366.7 million and was mainly attributable to the consolidated net loss of € 151.1 million and changes in operating assets and liabilities, including income taxes paid, totaling € 51.9 million. This was offset by non-cash items totaling € 163.7 million. The consolidated net loss of € 151.1 million (2021: consolidated net loss € 514.5 million) in 2022 and 2021 resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash items included mainly income tax expenses in the amount of € 168.6 million mainly from the reversal of deferred tax assets (2021: tax benefits in the amount of € 76.6 million), scheduled and non-scheduled depreciation and amortization of tangible and intangible assets and right-of- use assets amounting to € 18.3 million (2021: € 246.0 million mainly from impairment of goodwill) and non cash effective change of bonds amounting to € 12.5 million (2021: € 12.1 million). These were offset by income from the net change in financial assets or liabilities from collaborations of € 301.1 million (2021: € 16.0 million), net change in financial liabilities from future payments to Royalty Pharma of € 46.8 million (2021: € 42.8 million) and non cash income from the capitalization of investments in associates of € 19.9 million for HI-Bio (2021: € 0.0 million). Changes in The Company Group Management Report Financial Statements Additional Information 53 ›› Analysis of Net Assets, Financial Position and Results of Operations

operating assets and liabilities in 2022 mainly included an increase in inventories, prepaid expenses and other assets of € 11.9 million (2021: increase of € 30.3 million) and a decrease in accounts payable and accrued liabilities by € 21.1 million (2021: decrease of € 90.8 million). The increase in inventories, prepaid expenses and other assets is mainly due to higher prepayments for external laboratory services. The reason for the decrease in trade payables and accrued liabilities was mainly due to lower outstanding trade payables at year-end. Furthermore, MorphoSys paid income taxes in the amount of € 0.5 million (2021: € 64.6 million). In 2021, net cash used by operating activities amounted to € 481.4 million and was mainly attributable to the consolidated net loss of € 514.5 million and changes in operating assets and liabilities, including income taxes paid, totaling € 177.6 million. This was offset by non-cash items totaling € 210.6 million. The consolidated net loss of € 514.5 million resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Prior year's net profit resulted mainly from revenues from the collaboration and license agreement with Incyte, which was not recurring in 2021. Non-cash items included mainly income tax benefits in the amount of € 76.6 million (2020: € 75.4 million) and the net change in financial assets / liabilities from collaborations in the amount of € 16.0 million (2020: € 36.6 million). These were offset by the net change in financial liabilities from future payments to Royalty Pharma in the amount of € 42.8 million (2020: € 0), scheduled depreciation and amortization as well as impairments of tangible and intangible assets and right-of-use assets amounting to € 246.0 million (2020: € 24.8 million) and the full year non cash effective change of bonds amounting to € 12.1 million (2020: € 2.5 million). Changes in operating assets and liabilities in 2021 mainly included an increase in inventories, prepaid expenses and other assets of € 30.3 million (2020: increase of € 8.5 million), partially offset by a decrease in accounts receivable of € 10.5 million (2020: decrease of € 69.6 million). Accounts payable and accrued liabilities decreased by € 90.8 million (2020: increase of € 77.5 million). The main reason for this decline relates to accounts payable and accrued expenses of Constellation, which were included for the first time due to the acquisition on July 15, 2021. The accrued expenses and accounts payable of Constellation mainly comprised share-based payment obligations to Constellation's employees that became due on the date of the acquisition by MorphoSys as well as accrued transaction costs. Their subsequent payment in 2021 led to the decrease presented in this cash flow item. The year-on-year decrease in accounts receivable was mainly due to lower outstanding receivables at the end of the year 2021. The increase in inventories, prepaid expenses and other assets was due in particular to the higher inventories for the commercialization of Monjuvi in the U.S. Furthermore, MorphoSys paid € 64.6 million of income taxes in financial year 2021 due to net profit in 2020 (2020: € 0.3 million). In 2020, net cash provided by operating activities amounted to € 35.3 million and was mainly attributable to the consolidated net profit of € 97.9 million. This was offset by non-cash income totaling € 62.6 million. The consolidated net profit of € 97.9 million resulted mainly from revenues from the collaboration and license agreement with Incyte, which was largely offset by expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash income included income tax benefits in the amount of € 75.4 million, income from the reversal of impairment of inventory in the amount of € 13.3 million related to the receipt of regulatory approval for Monjuvi and the net change in financial assets / liabilities from collaborations in the amount of € 36.6 million. These were offset by scheduled and unscheduled depreciation and amortization of tangible and intangible assets and rights of use amounting to € 24.8 million, net losses from other financial assets amounting to € 21.8 million, net losses from derivative financial instruments amounting to € 4.3 million and expenses for share-based incentive programs amounting to € 9.0 million. Changes in operating assets and liabilities in 2020 mainly included an increase in accounts receivable of € 69.6 million and in inventories, prepaid expenses and other assets of € 8.5 million. Accounts payable and accrued liabilities increased by € 77.5 million. The year-over-year increase in accounts receivable was mainly due to lower outstanding receivables at the end of the year. The increase in inventories, prepaid expenses and other assets was due in particular to the recognition of inventories as a result of the marketing authorization for Monjuvi in the U.S. The increase in external laboratory services outstanding at year-end, in particular related to tafasitamab, was the main reason for the higher trade payables and accrued liabilities. Net Cash Provided by/(Used in) Investing Activities In 2022, net cash provided by investing activities amounted to € 345.0 million, primarily driven by proceeds from the sale of other financial assets amounting to € 2,240.7 million. These were offset by payments to acquire other financial assets amounting to € 1,884.9 million. This net cash inflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 13.3 million was used for the acquisition of intangible assets in 2022. In 2021, net cash used in investing activities amounted to € 831.0 million, primarily driven by payments to acquire other financial assets amounting to € 2,188.3 million. These were offset by proceeds from the sale of other financial assets amounting to € 2,592.0 million. This net cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. The cash outflow relating to the acquisition of 100% shares in Constellation, net of acquired cash, in 2021 amounted to € 1,206.6 million. In addition, € 22.3 million was used for the acquisition of intangible assets in 2021. In 2020, net cash used in investing activities amounted to € 879.6 million, primarily driven by payments to acquire other financial assets amounting to € 1,745.7 million. These were offset by proceeds from the sale of other financial assets amounting to € 900.8 million. The cash outflow from The Company Group Management Report Financial Statements Additional Information 54 ›› Analysis of Net Assets, Financial Position and Results of Operations

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investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 44.9 million was used for the acquisition of intangible assets in 2020.

Net Cash Provided by/(Used in) Financing Activities
Net cash provided by financing activities amounted to € 311.4 million in 2022 and consisted primarily of the cash receipts from the contracts with Royalty Pharma (development funding bond) in the amount of € 295.4 million as well as proceeds of € 23.8 million from financing collaborations from Incyte.

Net cash provided by financing activities amounted to € 1,322.9 million in 2021 and consisted primarily of the cash receipts from the contracts with Royalty Pharma in the amount of € 1,206.7 million and the proceeds from the issuance of shares of € 84.7 million to Royalty Pharma as well as proceeds of € 40.0 million from financing collaborations from Incyte.

Net cash provided by financing activities amounted to € 907.2 million in 2020 and consisted primarily of proceeds in the amount of € 80.6 million from the issuance of shares, as well as proceeds of € 510.2 million from financing collaborations, both in connection with the collaboration and license agreement with Incyte. Further proceeds came from the issuance of convertible bonds in the amount of € 319.9 million, which were partially offset by lease payments of € 2.8 million and interest payments of € 1.4 million.

Investments

In 2022, MorphoSys invested € 1.9 million in property, plant and equipment (2021: € 3.7 million), mainly office and laboratory equipment (i.e., machinery). Depreciation of property, plant and equipment in 2022 increased to € 2.9 million (2021: € 2.8 million).

MorphoSys invested € 13.3 million in intangible assets in the reporting year (2021: € 22.5 million). Of this amount, € 13.2 million was spent on internally generated intangible assets. Amortization of intangible assets amounted to € 3.6 million in 2022 (2021: € 3.6 million). In 2022, impairment losses of € 7.9 million were recognized on intangible assets, thereof € 7.8 million on internally generated intangible assets.

Table
05 Multi-Year Overview - Financial Situation[1]

in million €	2022	2021	2020	2019	2018
Net Cash Provided by/Used in Operating Activities	(366.7)	(481.4)	35.3	(81.1)	(32.8)
Net Cash Provided by/Used in Investing Activities	345.0	(831.0)	(879.6)	79.5	(177.8)
Net Cash Provided by/Used in Financing Activities	311.4	1,322.9	907.2	0.4	179.5
Cash and Cash Equivalents (as of December 31)	402.4	123.2	109.8	44.3	45.5
Other Financial Assets	504.8	853.7	1,134.2	313.1	409.2

[1] Differences due to rounding.

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Net Assets

Assets

At € 2,396.9 million, total assets as of December 31, 2022 were € 159.3 million lower compared to December 31, 2021 (€ 2,556.3 million).

Current assets decreased by € 43.9 million to € 1,089.0 million. This change was mainly due to the decrease in other financial assets due to the consumption of cash for operations in 2022 and the decrease in financial assets from collaborations. This was partially offset by the increase in cash and cash equivalents due to proceeds from Royalty Pharma through the issuance of the $300 million development funding bond, as well as accounts receivable. Other financial assets amounted to € 504.8 million (December 31, 2021: € 853.7 million), which was primarily invested in term deposits with fixed interest rates.

Non-current assets decreased by € 115.4 million from a balance of € 1,423.3 million as of December 31, 2021 to € 1,307.9 million as of December 31, 2022. The majority of the decrease was driven by an impairment of € 186.5 million of deferred tax assets. Opposing effects resulted from an increase in the balance sheet items "Intangible assets" by € 48.3 million and "Goodwill" by € 20.7 million. The increase in intangible assets and goodwill mainly resulted from the decrease in the euro/US dollar exchange rate compared to December 31, 2021. Due to the consideration for the contribution in kind of the license to felzartamab, MorphoSys received a 15.0% stake in HI-Bio and for this the balance sheet item "Investments in associates" was recognized for the first time. This amounted to € 5.4 million as of December 31, 2022.

Liabilities

Current liabilities decreased from € 284.5 million in the prior year to € 278.3 million as of December 31, 2022, mainly as a result of € 30.8 million decrease in the line item "accounts payable and accruals". Opposing effect was an increase of the current portion of liabilities from future payments to Royalty Pharma of € 13.8 million (refer to Note 4.20 "Financial Liabilities from Future Payments to Royalty Pharma" of the Notes to the Consolidated Financial Statements), as well as an increase in accruals of € 3.5 million.

Non-current liabilities (December 31, 2022: € 1,961.2 million; December 31, 2021: € 2,026.8 million) decreased mainly due to a reduction in the non-current portion of financial liabilities from collaborations from € 513.3 million as of December 31, 2021 to € 217.8 million as of December 31, 2022 mainly due to lower expected future revenues for Monjuvi in the U.S.A. (see section 4.19 "Financial assets and liabilities from collaborations" in the notes to the consolidated financial statements). In addition the deferred tax liabilities decreased to € 6.5 million as of December 31, 2022, compared to € 22.1 million as of December 31, 2021, offset by an increase in the item "Financial liabilities from future payments to Royalty Pharma" by € 230.5 million (see section 4.20 "Financial liabilities from future payments to Royalty Pharma" in the notes to the consolidated financial statements). The carrying amount of the convertible bond issued in October 2020 was € 291.6 million as of December 31, 2022 (December 31, 2021: € 282.8 million).

Stockholders' Equity

As of December 31, 2022, Group equity totaled € 157.4 million compared to € 244.9 million on December 31, 2021. The Company's equity ratio as of December 31, 2022 amounted to 7% compared to 10% on December 31, 2021. This decrease in the equity ratio resulted mainly from the consolidated net loss of the financial year 2022.

The number of shares issued totaled 34,231,943 as of December 31, 2022, of which 34,165,963 shares were outstanding (December 31, 2021: 34,231,943 shares issued and 34,148,789 shares outstanding).

On December 31, 2022, the Company held 65,980 treasury shares with a value of € 2,450,303 – a decrease of € 634,751 compared to December 31, 2021 (83,154 shares, € 3,085,054). The reason for this decrease was the transfer of 16,008 treasury shares amounting to € 591,656 to the Management Board and selected employees of the Company (beneficiaries) from the 2018 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2022 and offered beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. In addition, 1,166 treasury shares for an amount of € 43,095 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.

Table
06 Balance Sheet Structure[1]

in million €	12/31/2022	12/31/2021
ASSETS		
Current Assets	1,089.0	1,133.0
Non-Current Assets	1,307.9	1,423.3
Total	**2,396.9**	**2,556.3**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	278.3	284.5
Non-Current Liabilities	1,961.2	2,026.8
Stockholders' Equity[2]	157.4	244.9
Total	**2,396.9**	**2,556.3**

[1] Differences due to rounding.
[2] Includes common stock as of December 31, 2022: € 34,231,943; December 31, 2021: € 34,231,943

Contractual Obligations The following table summarizes our contractual obligations as of December 31, 2022: Table 07 Contractual Obligations (December 31, 2022) Payments due by period (in € thousands) Total Less than 1 Year 1 to 3 years 3 to 5 years More than 5 Years Leases 50,117 6,554 8,134 8,134 27,295 Other 24,100 1,298 22,802 0 0 The item "Other" consists of future minimum payments under performance share unit programs and contracts for insurance and other services. Lease Obligations We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely. Other Commitments Other commitments may become due for future payments for outsourced studies. After December 31, 2022, future payments for outsourced studies of approximately € 442.5 million may become due, of which approximately € 228.4 million will be paid in the next 12 months. If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (currently expected € 221.7 million) related to regulatory events or the achievement of sales targets. Off-Balance-Sheet Arrangements We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2022 or 2021 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. The Company Group Management Report Financial Statements Additional Information 57 ›› Analysis of Net Assets, Financial Position and Results of Operations

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Comparison of Actual Business Results versus Forecasts

A detailed comparison of the Company's forecasts versus the actual results can be found in Table 08.

Table
08 Comparison of Actual Business Results versus Forecasts

	2022 Targets	2022 Results
Financial targets	Monjuvi U.S. Net Product Sales US$ 90 million to US$ 110 million (previous guidance US$ 110 million to US$ 135 million; adjustment on July 26, 2022, driven by Monjuvi U.S. sales of the first six months and the expectations for the remaining months of 2022)	Monjuvi U.S. Net Product Sales € 84.9 million (US$ 89.4 million)
	Gross Margin for Monjuvi U.S. Net Product Sales of 75% to 80%	Gross Margin for Monjuvi U.S. Net Product Sales of 73%; the deviation to the financial guidance is due to an impairment of financial assets
	R&D expenses € 275 million to € 300 million (previous guidance € 300 million to € 325 million; adjustment on July 26, 2022)	R&D expenses € 297.8 million
	SG&A expenses € 150 million to € 165 million (previous guidance € 155 million to € 170 million; adjustment on July 26, 2022)	SG&A expenses of € 152.5 million
Proprietary Clinical Development	First proof-of-concept data from the ongoing clinical Phase 2 study of tulmimetostat (CPI-0209) in solid tumors and blood cancer	Presentation at the 34th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in October 2022: initial preliminary results from the ongoing Phase 1/2 trial of tulmimetostat (CPI-0209) as monotherapy in heavily pretreated patients with advanced cancers showed treatment response or disease stabilization in five cohorts of evaluable patients
	Additional data from the Phase 1/2 M-PLACE (proof-of-concept) study of felzartamab for the treatment of anti-PLA2R antibody-positive membranous nephropathy (MN) First data from the Phase 2 study (IGNAZ) to evaluate felzartamab in patients with immunoglobulin A nephropathy (IgAN)	On June 14, 2022, MorphoSys entered into an agreement with HI-Bio for exclusive worldwide rights to develop and commercialize felzartamab in all indications in all geographies except Greater China. HI-Bio will assume full responsibility for future development and commercialization costs in its territory. MorphoSys is eligible to receive payments from HI-Bio upon achievement of development, regulatory, and commercialization milestones, as well as tiered single- to low-double-digit royalties on net sales of felzartamab
Clinical Development by Partners	MorphoSys' partner Roche expects a pivotal data readout of the GRADUATE 1 and GRADUATE 2 trials with gantenerumab in the second half of 2022. Roche initiated these Phase 3 development programs for patients with Alzheimer's disease in 2018.	In November 2022, Roche disclosed that the GRADUATE studies did not meet the primary endpoint of slowing clinical decline. As a consequence, Roche decided to discontinue all gantenerumab studies in early symptomatic Alzheimer's disease
	Initiation of a combination study (in collaboration with Incyte and Xencor) of tafasitamab, plamotamab, and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL, and relapsed or refractory follicular lymphoma (FL)	In May 2022, Xencor initiated a Phase 2 combination trial of the bispecific CD3xCD20 antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma

The Management Board’s General Assessment of Business Performance In the 2022 financial year MorphoSys made progress on its strategy and commitment in becoming a leader in hematology/oncology and making a meaningful difference in the lives of cancer patients. MorphoSys is highly committed to enhancing the standard of care for patients with difficult-to-treat blood cancers and laser-focused on delivering results for these important programs as soon as possible. MorphoSys has made great progress on its own programs and priorities over the last 12 months. The pivotal Phase 3 studies with pelabresib and tafasitamab are enrolling well and we continue to be encouraged by this progress. For our marketed drug Monjuvi, MorphoSys has continued to see gradual progress in median patient persistence in 2022. MorphoSys focuses its education efforts at increasing median time on therapy, to achieve the most durable results in eligible patients, and raising awareness about the important patient needs Monjuvi addresses. However, MorphoSys also recognizes the competitive landscape has increased in 2022 due to approvals of additional second-line treatment options. As such, MorphoSys had to lower the expectations for sales growth in the second half of 2022. Looking forward for Monjuvi, the largest opportunity is in the first-line DLBCL setting. The medical need is still high and there is significant interest from the medical community in the Phase 3 frontMIND study, which has had a positive effect on enrollment. In December 2022, MorphoSys presented updated tafasitamab results from the firstMIND trial at ASH 2022. In summary, the final analysis from firstMIND underscores the therapeutic potential of tafasitamab in combination with lenalidomide added on to standard R-CHOP therapy for patients with newly diagnosed DLBCL. Earlier, in September 2022, MorphoSys presented results at the SOHO conference from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with relapsed or refractory DLBCL who were treated for at least two years. Pelabresib, MorphoSys’ late-stage BET inhibitor, was investigated further as a potential first-line treatment for patients with myelofibrosis. On December 11, 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Our pelabresib Phase 3 trial, MANIFEST-2, is on track and progressing well. We will continue to drive patient recruitment across geographies, and we expect to report topline data in early 2024. In addition to the late-stage pipeline, MorphoSys advanced its mid-stage program with the investigational EZH2- inhibitor tulmimetostat (CPI-0209) in a basket oncology trial. In October 2022, MorphoSys presented preliminary results at the 34th EORTC-NCI-AACR Symposium from the ongoing Phase 1/2 study of tulmimetostat monotherapy in heavily pretreated patients with advanced cancers. MorphoSys also continued during 2022 with the Phase 2 clinical studies of the CD38 antibody felzartamab in membranous nephropathy (MN) and IgAN, the most common form of glomerulonephritis. These studies were initiated in 2021 and patient enrollment was completed at the end of 2021 in the MN study. In June 2022 Human Immunology Biosciences (HI-Bio) obtained exclusive worldwide rights, with the exception of Greater China, to develop and commercialize felzartamab across all indications worldwide. Felzartamab is also being developed by I-Mab for Greater China, where, if approved, it may also be commercialized. I-Mab is currently pursuing clinical development in the indication multiple myeloma (MM). MorphoSys also concluded a global licensing agreement with Novartis for a preclinical program of inhibitors of a new cancer target molecule. Novartis will research, develop, and commercialize this program from MorphoSys’ subsidiary Constellation Pharmaceuticals. In 2022 MorphoSys exercised its option to draw on US$ 300 million via development funding bond as per the agreement with Royalty Pharma and therefore strengthened its cash position. MorphoSys’ partner GSK provided an update on the ContRAst Phase 3 program for otilimab in October 2022. The studies ContRAst-1 and ContRAst-2 met their primary endpoints, but the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of patients with rheumatoid arthritis. As a result, GSK has decided not to progress with regulatory submissions. The Company Group Management Report Financial Statements Additional Information 59 ›› Analysis of Net Assets, Financial Position and Results of Operations

In November, Roche provided an update on gantenerumab and the GRADUATE studies in early Alzheimer’s disease. These studies did not meet the primary endpoint of slowing clinical decline and as a consequence, Roche stopped all gantenerumab studies in participants with early Alzheimer’s disease. While the results of the otilimab and gantenerumab trials were negative, MorphoSys remains focused on its strategy to invest in and develop its own pipeline. The late-stage studies, in particular for pelabresib, represent potential large value-creating opportunities over the mid to long term. In 2022, MorphoSys succeeded in advancing its late-stage pipeline and driving year-over-year growth of Monjuvi despite the increasing competitive landscape in second line r/r DLBCL. The advancement in the late-stage pipeline, especially with pelabresib being studied in combination with ruxolitinib in the first-line myelofibrosis setting, is an important reason for the Company’s positive view of 2022 and beyond. MorphoSys remains focused on the Company’s long-term development and growth to create long-term value for its shareholders. In the 2022 financial year, Monjuvi U.S. net product sales amounted to € 84.9 million and the gross margin of Monjuvi U.S. net product sales amounted to 73%. In the 2022 financial year, research and development expenses were € 297.8 million. The combined expenses for selling and general and administration amounted to € 152.5 million in 2022. Cash used in operating activities amounted to € 366.7 million, mainly as a result of the consolidated net loss. We ended 2022 with cash and investments of € 907.2 million which enables us to fund and execute on our strategic priorities. The Company Group Management Report Financial Statements Additional Information 60 ›› Analysis of Net Assets, Financial Position and Results of Operations

Outlook and Forecast General Statement on Expected Development MorphoSys has identified the following strategic value drivers: • Achievement of further market approvals for advanced drug candidates such as pelabresib and tafasitamab • Revenues from the commercialization of Monjuvi The Management Board expects the following to be among the developments taking place in 2023: • advance the proprietary clinical development of pelabresib and tulmimetostat (CPI-0209) as well as explore tafasitamab’s potential use in additional disease indications • full patient enrollment in the MANIFEST-2 study of pelabresib • drive sales of Monjuvi in the U.S. with commercialization led by the Company’s own capabilities and its partner Incyte The expected developments and progress of the pipeline are presented in detail below in the section “Future Development and Expected Business Performance.” Strategic Outlook MorphoSys invests a significant portion of its financial resources in the clinical development of its own drug candidates. The Company is focused on diseases in the hematology/oncology area. The Management Board believes a focus on proprietary drug development and commercialization offers the best path to creating long- term shareholder value. The Management Board has prioritized the further clinical development of pelabresib, tafasitamab, and tulmimetostat and managing its liquidity. Revenues from the commercialization of Monjuvi are expected to contribute. Further partnerships could also be entered into to leverage the full potential of the Company’s own development candidates. Pelabresib is viewed by the Management Board as a drug that may have the potential to improve the treatment of myelofibrosis. In ongoing clinical trials, pelabresib is demonstrating that the mechanism of action of the BET inhibitor has significant effects on all four major disease characteristics in myelofibrosis: reduction of spleen size, reduction of disease related symptoms, improvement of anemia and normalization of bone marrow fibrosis. Direct revenues from the commercialization of Monjuvi have the potential to contribute to MorphoSys’ value creation strategy. Following the 2020 approval and launch of Monjuvi in the U.S., Minjuvi was subsequently approved in Europe, Canada, and other jurisdictions. Further launches in other countries by MorphoSys’ partner Incyte are also conceivable. MorphoSys is entitled to royalties on sales in all regions outside the U.S. MorphoSys and Incyte have also identified significant unmet medical need and commercial opportunities for tafasitamab outside of DLBCL in non-Hodgkin’s lymphoma. The Management Board believes tafasitamab could offer considerable future potential, not only as a first-line therapy in DLBCL, but also in other indications such as r/r follicular lymphoma (FL) and r/r marginal zone lymphoma (MZL). Partnerships can also help generate value through milestone payments and royalties in the event of market approval (revenue sharing). Partnered programs such as felzartamab with HI-Bio and I-Mab or abelacimab with Anthos Therapeutics are the next candidates that could reach the market. In order to accomplish the overriding aim of being a leader in hematology/oncology, continually investing in the Company’s further development is not only sensible, but also essential. Expected Economic Development In its January 2023 report, the International Monetary Fund (IMF) projected global economic growth of 2.9% in 2023, compared to 3.4% for 2022. According to the IMF, the global fight against inflation, the war in Ukraine, and a resurgence of COVID-19 in China weighed on global economic activity in 2022, and the first two factors are expected to continue to do so in 2023. The rapid spread of COVID-19 in China dampened growth in 2022, but the recent reopening has paved the way for a faster- than-expected recovery. Global inflation is expected to fall from 8.8% in 2022 to 6.6% in 2023, although that is still above pre-pandemic (2017–2019) levels of about 3.5%. Looking forward – on the upside, a stronger boost from pent-up demand in numerous economies or a faster fall in inflation are plausible. On the downside, severe health outcomes in China could hold back the recovery, Russia’s war in Ukraine could escalate, and tighter global financing conditions could worsen debt distress. Financial markets could also suddenly reprice in response to adverse inflation news, while further geopolitical fragmentation could hamper economic progress. Growth in advanced economies is anticipated to reach only 1.2% in 2023, compared to 2.7% for 2022. The IMF expects growth in the euro area to be 0.7% in 2023 compared to 3.5% for 2022. Growth in Germany is anticipated to be 0.1% in 2023 (2022: 1.9%), and the IMF The Company Group Management Report Financial Statements Additional Information 61 ›› Outlook and Forecast

projection for U.S. economic growth in 2023 is 1.4% (2022: 2.0%). The IMF’s 2023 growth forecast for emerging and developing countries is 4.0% (2022: 3.9%), and growth in China in the coming year is projected at 5.2% (2022: 3.0%). Russia’s economy is anticipated to grow by 0.3% in 2023, compared to a decline of 2.2% for 2022. MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the event of a natural disaster, public health emergency such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. Expected Development of the Life Sciences Sector In mid-January 2023, BioCentury published its 31st annual Buyside View, interviewing 12 investors to learn about their predictions and sentiments regarding the year ahead. The report found that, despite the extended downturn, the investors see plenty of milestones to drive excitement in 2023. This includes critical commercial tests of newly approved gene therapies, the cardiovascular benefits of obesity drugs, and further validation of amyloid as an Alzheimer’s target, offering the potential for a wide range of opportunities for substantial value creation in 2023. Positive catalysts will be essential for both market performance and fundraising again for 2023. While the bar for investing will remain high, the interviewed investors identified several themes across upcoming clinical, regulatory, and commercial catalysts that could drive excitement and create meaningful value. Investors are expecting continued progress in bispecifics and antibody-drug conjugates for cancer, but the still seemingly long runways ahead of the next transformational technologies, such as allogeneic cell therapies, have turned many of the 2023 conversations to other therapeutic areas. Indeed, little consensus on oncology themes emerged from the interviews, with some investors still keenly interested in targeted therapies and others suggesting the space may be cooling off somewhat after the excitement of recent years. In 2022, 37 new compounds were approved by the U.S. FDA, down from the 50 approved in 2021. In addition, there were ten Biologics License Application (BLA) approvals in 2022. In the EU, the number of new drugs and vaccines authorized for marketing hit a new high in 2022, with 55 products receiving a centralized marketing authorization, compared with 52 in 2021, which itself was a record number. According to the report by PricewaterhouseCoopers (PwC) entitled “Pharmaceutical & Life Sciences: US Deals 2023 Outlook,” M&A activity in 2023 is projected to be between US$ 225 and 275 billion for the year, across all subsectors. This would be an increase compared to 2022, when the total value of deals was US$ 158.5 billion, a 41% decrease compared to 2021. As the overall economic outlook stabilizes somewhat, the need to invest to achieve transformation will remain unparalleled. Achieving scale to deliver shareholder value is critical. PwC indicates it continues to expect that deals in the US$ 5 billion to US$ 15 billion range will be the market sweet spot but sees the potential for one or more deals in the US$ 20 billion to US$ 40 billion range before year-end. With the outcomes of the U.S. midterm elections known and the effect of the Inflation Reduction Act on pricing better understood, some of the uncertainty that plagued the sector in 2022 should be in the past. Future Development and Expected Business Performance MorphoSys will continue to invest in the clinical development of its own drug candidates, with the majority of funds directed towards developing the Company’s proprietary drug candidates pelabresib, tafasitamab, and tulmimetostat (CPI-0209). Most of these funds will be used in the short to medium term for advancing the broad clinical development of pelabresib and tafasitamab. In March 2023, MorphoSys announced that it will terminate its preclinical research programs and discontinue all related activities and will focus its resources on its mid- to late- stage oncology pipeline. The planned investments in proprietary drug candidates are expected to continue to lead to the progressive maturity of the pipeline’s product candidates. The following events and development activities planned for 2023 and beyond include the following: • full patient enrollment for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) in 2023 with topline results anticipated in early 2024; • primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/ MZL) in 2024; • primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025. We also expect individual product candidates developed by partners to continue to mature in programs where MorphoSys benefits from royalties and milestone payments if successful. Whether, when, and to what extent any news is published after the studies’ primary completion is solely at the discretion of our partners. The Company Group Management Report Financial Statements Additional Information 62 ›› Outlook and Forecast

Expected Development of the Financial Position and Liquidity In the 2023 financial year, the Management Board expects Monjuvi’s U.S. net product sales to range from US$ 80 million to US$ 95 million, accompanied by a gross margin of 75% to 80%. The revenue guidance does not include royalty income, milestone payments, or other revenues from partners, as these revenue sources are not under our direct control. Royalty revenues for the sales of Tremfya will be transferred to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream. In 2023, the Group expects R&D expenses to range from € 290 million to € 315 million. R&D expenses primarily represent our investments in the development of pelabresib, tafasitamab, and tulmimetostat. SG&A expenses, including Incyte’s share of Monjuvi’s selling costs, are expected to range from € 140 million to € 155 million. The overall guidance is subject to a number of uncertainties, including the development of the inflation, the potential for variability from Monjuvi, another COVID-19 or similar pandemic, and its impact on our business and that of our partners. Failures in drug development could also have an adverse effect on the MorphoSys Group. Negative effects from other pandemics are also possible, and cannot be excluded. Revenue growth in the short to medium term will depend on the Company’s ability to successfully continue to commercialize Monjuvi. At the end of the 2022 financial year, MorphoSys had cash and investments of € 907.2 million (December 31, 2021: € 976.9 million). The liquid funds are predominantly required to finance and advance the development of the proprietary portfolio to key clinical milestones, including pivotal data readouts for pelabresib and tafasitamab. The management board believes that the cash and other liquid financial assets will be sufficient to fund the operating activities and other cash requirements for at least the next 12 months after the data readout of the Phase 3 MANIFEST-2 study which is expected in early 2024. Dividend The separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), show an accumulated deficit, which prevents the Company from distributing a dividend for the 2022 financial year. In view of the anticipated losses in 2023, the Company expects to continue to report an accumulated loss for the 2023 financial year. MorphoSys plans to invest further in the development of proprietary drugs and commercialization of Monjuvi. Based on these plans, MorphoSys does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions about events that could affect the Company’s business in 2023 and beyond. Future results may differ from the expectations described in the section “Outlook and Forecast.” The most significant risks are described in the risk report. The Company Group Management Report Financial Statements Additional Information 63 ›› Outlook and Forecast

Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the pharmaceutical and biotechnology industry are influenced by a variety of factors. Global demographic changes, medical advances, and the desire to improve quality of life offer excellent growth opportunities. Companies must also, however, grapple with the growing regulatory requirements in the areas of drug development and commercialization, as well as the cost pressures weighing on healthcare systems. We systematically identify new opportunities and leverage our business success to generate a sustainable increase in the Company’s enterprise value. In our industry, entrepreneurial success is not achievable without conscious risk-taking. Our integrated risk and opportunity management system identifies the relevant issues, assesses them, and takes suitable action to avert threats so we can achieve our corporate objectives. We assume a risk only when it involves an opportunity to increase the Company’s value. Principles of Integrated Risk and Opportunity Management We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our reputation in the sector or our brand name. We define risk as internal or external events that could have a direct adverse impact on the achievement of our corporate objectives. Opportunities represent positive deviations from our corporate planning and are in direct relation to risks. Our integrated risk and opportunity management system is therefore an integral part of our corporate governance practices to ensure adherence to the principles of good corporate governance and compliance with the regulatory requirements. We have a comprehensive system in place to recognize, assess, communicate, and manage our risks, and to identify our opportunities at an early stage. The Group-wide integrated risk and opportunity management system focuses on major risks that alone or in combination with other risks could potentially jeopardize the existence of the company. Risks and opportunities that do not meet this criterion are deliberately excluded from the system and managed and monitored on a decentralized basis at the level of the respective organizational unit. The integrated risk and opportunity management system is described in a risk manual containing all the key elements of the process. During the 2022 financial year, we continued to develop our risk and opportunity management system. The major focus was on refining the methodology for determining risk- bearing capacity and risk aggregation. Furthermore, we have updated the number of risk assessment categories (likelihood & impact of risk), and we are applying a 4x4 matrix that is described in table 09. We believe that this new categorization is better reflective of the risk allocation for companies with our business model. Organization of Integrated Risk and Opportunity Management Our Management Board is responsible for the integrated risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored, and presented in their entirety. The system’s Group-wide coordination, implementation, and further development are the responsibility of the Global Risk Management function, which reports directly to the Chief Financial Officer. The Supervisory Board has tasked the Audit Committee with monitoring the effectiveness of our risk management system. The Audit Committee reports its findings to the entire Supervisory Board twice a year. Risk ownership is generally assigned at the level of the respective Executive Committee member. This group is defined as “risk owners.” As part of the integrated risk and opportunity management process, risk owners receive support from “risk agents.” Risk agents are experienced employees and generally members of the Global Leadership Group. They identify the risks in their respective areas in close coordination with the central Global Risk Management function. The distinction between the responsibilities of risk owners and risk agents is based on MorphoSys’ global management and operating model. The central Global Risk Management function initiates and directs the systematic risk identification process. The Group’s Financial Planning & Analysis (FP&A) department is part of the risk management process, which ensures that there is a tight link between risk and opportunity management and corporate planning. Global Risk Management plays an important role in analyzing the interdependencies of risks and giving an objective risk assessment. The Corporate Internal Audit department is also closely involved in the risk and opportunity management process. In addition to continuously liaising with the Global Risk Management function, the Internal Audit department receives the risk reports so that it can incorporate the findings into its risk-based audit plan. In accordance with this plan, the Internal Audit department also conducts The Company Group Management Report Financial Statements Additional Information 64 ›› Risk and Opportunity Report

audits relating to integrated risk and opportunity management at irregular intervals. Figure 09 provides an overview of the organization and responsibilities of our integrated risk and opportunity management system, which is based on the globally recognized “Three Lines Model” and meets the statutory requirements for the responsibilities of the Management Board and supervisory bodies. Figure 09 Risk and Opportunity Management System at MorphoSys The Company Group Management Report Financial Statements Additional Information 65 ›› Risk and Opportunity Report

Process and Reporting of Integrated Risk and Opportunity Management As part of our integrated risk and opportunity management process, all our major risks are identified and assessed by the relevant departments and reported in a structured form to Global Risk Management. This routine process takes place twice a year in what is called a “risk run.” To address significant changes in material risks between the risk runs, the risk owners and risk agents are required to submit their respective reports to Global Risk Management via an ad hoc process. Various quality assurance measures have been implemented to ensure that the departments involved initially assess and record the risks as objectively as possible. These measures include a kick-off meeting to present the key aspects of the integrated risk and opportunity manual, as well as close monitoring of the reporting process by Global Risk Management. After receiving the feedback from the risk agents, Global Risk Management carries out an initial review to identify the principal risks and highlight the interdependencies between identified risks. Workshops are held with selected risk agents and the leadership of the departments Financial Planning & Analysis (FP&A) and Accounting & Tax, in which the key risks and opportunities are calibrated based on the initial feedback. Furthermore, the key statements for the risk report to the Management Board and Supervisory Board are aligned in these meetings. The risk assessment is derived from an evaluation of each risk’s probability of occurrence and impact using a four- point scale, as shown in Table 09. In terms of impact, MorphoSys distinguishes between financial and non- financial impact. In line with common practice, impact is measured by the net position of risk, i.e., the compensating effect of implemented countermeasures is already considered. Beside others, countermeasures comprise the transfer of risks (through usage of insurance policies) and risk mitigating measures such as internal controls. MorphoSys adheres to a proactive approach of risk steering which means that the risk-bearing business departments are required to implement respective countermeasures. For those risk areas that are considered as significant, Global Risk Management performs a review of the implemented countermeasures. Financial impact is defined as a negative deviation from the Company’s cash flow forecast. For risks without direct impact on the cash balance, the quantitative measurement is based on the impact on the consolidated profit and loss. In this connection, financial impact is considered for the short term (12–15 months) and for the long-term timeframe exceeding this period. In our integrated opportunity and risk management system, non- financial risks are defined as circumstances that do not have a direct impact on the Company’s liquidity situation or consolidated profit and loss during the planning period, but still have a negative impact on the achievement of the Company’s targets. Examples include the loss of reputation or key employees, both of which can have a sustained impact on the Company’s potential for success. Another example specific to our industry is the impact of delays in patient recruitment for clinical trials. Such delays initially lead to lower costs, which from a purely mechanical standpoint represent an opportunity when compared to initial planning, but in the long term have a negative effect causing a delay in the development plan, which outweigh the short-term benefit of lower costs. The integrated opportunity and risk management system addresses both the opportunities and risks of the MorphoSys Group, with systematic quantification and aggregation being performed only for risks. The Company Group Management Report Financial Statements Additional Information 66 ›› Risk and Opportunity Report

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Table
09 Risk Assessment Categories

Probability of occurrence			Significant risks	
> 50%	Moderate ■■	Medium ■■■	High ■■■■	High ■■■■
30% to < 50%	Low ■	Moderate ■■	Medium ■■■	High ■■■■
10% to < 30%	Low ■	Moderate ■■	Moderate ■■	Medium ■■■
< 10%	Low ■	Low ■	Low ■	Moderate ■■
Financial impact*				
Short-term	< € 5 million	€ 5 million to < € 15 million	€ 15 million to < € 25 million	> € 25 million
Long-term	< €15 million	€ 15 million to < € 45 million	€ 45 million to < € 75 million	> € 75 million
Impact category	Manageable	Medium	Material	Critical
Qualitative equivalents	Low impact on value creation potential, e.g., significant delays or failure of early-stage research projects	Medium impact on value creation potential, e.g., delays or failures of early or mid-stage studies or manageable adverse commercial developments	Strong impact on value creation potential, e.g., delays in clinical trials for major programs or entrance of new direct competitors	Significant impact on value creation potential, e.g., failure of clinical trials in major programs or diametral (unexpected) changes in the competitive environment
	Low impact on reputation and ability to continue operations, e.g., unexpected departure of key employees	Medium impact on reputation and ability to continue operations, e.g., potential difficulty in communicating with healthcare academia and institutions	Severe impact on reputation and ability to continue operations, e.g., reports of compromised patient safety or a significant cybersecurity attack	Significant impact on reputation and ability to continue operations, e.g., loss of approvals due to severe patient safety issues or catastrophic operational events at the Company

* Based on impact on the Company's liquidity situation (or impact on consolidated profit and loss for risks that do not directly relate to cash outflow)

Description of Key Opportunities

Increasing life expectancy in industrialized countries and changes in income and lifestyle in emerging markets are expected to drive the demand for new and innovative treatments and advanced technologies. Progress in science and medicine has led to a better understanding of the biological processes of disease. This, in turn, paves the way for new therapeutic approaches.

Our key opportunities are described in Table 10 and ranked according to their expected potential value contribution and strategic relevance.

Table
10 Summary of MorphoSys' Key Opportunities

Opportunities
Full realization of pelabresib's potential in product development
Full realization of tafasitamab's potential in product development and commercialization
Further advancement of current proof-of-concept study for tulmimetostat
Additional income from milestones and royalties from partnered programs

Full Realization of Pelabresib's Potential in Product Development

We believe pelabresib has the potential to enhance the standard of care in myelofibrosis. This assessment was underlined by the presentation of confirmatory Phase 2 data (MANIFEST) at the American Society of Hematology conference at the end of the last financial year. The approval of pelabresib could unlock significant positive and transformative potential for MorphoSys in an indication where there is a high need for improved treatment options for approximately 18,000 patients in the U.S.

To intensify further product development, MorphoSys has already adapted the study’s design and plans to enroll more patients in the active Phase 3 study. One of the Company- wide strategic priorities, in addition to the activities already completed, is to ensure the active study’s smooth and prompt completion. Full Realization of Monjuvi's (Tafasitamab's) Potential in Product Development and Commercialization Monjuvi (tafasitamab-cxix) is our first commercial product. MorphoSys is focusing on commercializing Monjuvi in the U.S. market with its partner Incyte. MorphoSys will receive royalties for the commercialization outside the U.S., which will be handled by Incyte. Data from the L-MIND study published in 2022 supports previous findings on the existing long-term treatment outcomes. We are focused on education efforts to drive Monjuvi's uptake against a backdrop of a increasingly competitive landscape.. In addition to the focus on Monjuvi’s commercialization, we are also prioritizing further development in DLBCL and beyond, particularly within the scope of our active Phase 3 trial in first-line DLBCL, tafasitamab’s development in FL, and combination studies with other promising drugs. If approval is granted in important markets after completion of the clinical phases, there is a possibility of a significant increase in medium and long-term sales potential. Further Advancement of Current Proof-of-Concept Study for Tulmimetostat Tulmimetostat is a potentially best-in-class EZH2 inhibitor currently in Phase 2 development for advanced solid tumors and blood cancer. Interim results from the ongoing feasibility study show activity with regards to efficacy. Our focus is to continue the development and gain further insights from the data generated. Further in-house development, co-development with a partner, and out- licensing are all conceivable options to accomplish this. Additional Income from Milestones and Royalties from Partnered Programs As previously described, our business focus during the past few years has shifted away from traditional contract research towards proprietary product development and commercialization, especially since our acquisition of Constellation. Due to programs partnered in the past, however, MorphoSys may still be entitled to substantial cash inflows from milestones and/or licensing income in the future. This is the case for milestone payments or royalties for product sales for felzartamab and MOR210, as both compounds were out-licensed to HI-Bio in the most recent financial year. MorphoSys’ partners, such as Novartis, with whom the Company has a longstanding research collaboration, also have other drugs in development. The compounds that are most advanced in clinical development are ianalumab, abelacimab, and setrusumab. All of them are currently being investigated in pivotal studies by our partners. Description of Key Risks In this report describing the key risks, we explain the financial and non-financial risks that we consider to be most relevant for the achievement of the Company’s targets in 2023 and beyond. We assign specific risk to overarching risk categories. The following overview provides an explanation and summary of the different risk categories and a description of the items generally included in these categories. The Company Group Management Report Financial Statements Additional Information 68 ›› Risk and Opportunity Report

Table 11 Overview of Risk Categories Category Explanation Strategic risks This category focuses on risks related to the key (long-term) value drivers of the Company. Therefore, this category encompasses mainly those risks resulting from a deviation in the progress of our proprietary clinical development programs from the clinical development plan. Also included in this category are risks arising from the general business strategy, such as the risks associated with current or potential collaborations. Operational risks Risks in this category consist of those material risks that are attributable to the Company’s operations. In particular, those risks are related to the execution of processes, which also includes ensuring business operations in the event of disruptions such as catastrophe situations or cybersecurity incidents. Commercial risks Commercial risks are those related to the marketing of approved products. In the forecast period, this comprises mainly the sales performance of Monjuvi/Minjuvi®. Financial risks This category groups together risks that are directly related to the organization’s finances. Examples include exchange rate risks, the access to and securing of adequate financing, and tax-related risks. Regulatory and compliance risks Regulatory and compliance-related risks include risks arising from compliance with laws and equivalent regulations. Particularly relevant are industry-specific regulations in the area of healthcare compliance and GxP-relevant issues and risks relating to safeguarding intellectual property (IP). The assessment of risk relevance is not distinguished according to category, but instead by impact and probability of occurrence. For this reason, the major risks listed in Table 12 do not always include risks from all five categories. The Company Group Management Report Financial Statements Additional Information 69 ›› Risk and Opportunity Report

The Company | Group Management Report | Financial Statements | Additional Information
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Table
12 **Overview of MorphoSys' Most Significant Risks**

Risk	Category	Impact Category	Assessment	Change vs. the Previous Year
Risks in the clinical development of pelabresib	Strategic	Critical	Medium	
Risks in the clinical development of tafasitamab	Strategic	Critical	Medium	
Competitive and market risks	Commercial	Medium	Moderate	
Personnel risks	Operational	Medium	Moderate	
Long-term refinancing risk	Financial	Critical	Medium	↑
Currency risks	Financial	Medium	Moderate	
Tax risks	Financial	Critical	Medium	

Changes Compared to Previous Year

Changes in our most significant risks are presented in Table 12. In the opinion of the Management Board, the following risks are not considered significant anymore, which is either because the risk is obsolete or because the assessment of the impact and likelihood of the risk has changed compared to the previous fiscal year:

- Risks associated with access to patients (due to COVID-19)
- Risk associated with the integration of Constellation
- Supply chain-related risks

The impact of the COVID-19 pandemic on the business operations of MorphoSys has decreased in the course of the most recent fiscal year. In contrast to the broad impact felt in many industries, the direct impact on MorphoSys was largely limited to its access to treatment facilities and patients, which affected not only the commercialization of Monjuvi, but also clinical study recruitment and operation. In the detailed presentation of material risks, the risks arising from developments associated with the COVID-19 pandemic are therefore assigned to the corresponding general categories. In the opinion of the Management Board, the impact of the COVID-19 pandemic on business operations for the new fiscal year is considered manageable, assuming no new, unexpected facts and circumstances materialize.

Furthermore, the Company performed an assessment of the impact of the Russian war on Ukraine. Although MorphoSys does not maintain business operations in the affected countries, the Company is exposed to the indirect effects such as the increasing cost of energy, inflation, and fluctuating foreign exchange rates. The anticipated impact is considered manageable and is already reflected in the most recent corporate budget. Additional risks are presented subsequently, and are discussed in the respective risk category.

Strategic Risk

Strategic risks are those risks that affect the long-term viability of our current and future business success. In line with our business model, these risks are primarily those that arise when the progress of our own major development programs deviates from the clinical development plan. Generally speaking, interim results from clinical trials may result in a study's discontinuation or a modification in its design. There is also a possibility that regulatory authorities may not accept our proposed clinical development strategy or our application based on the data and/or may not grant approval or withdraw the granted approval under specific circumstances.

Risks could also arise from current or future collaborations or other business development activities, which can negatively affect our potential to create strategic added value. Pelabresib Development Risk As outlined in the description of opportunities, we believe that pelabresib has the potential to become the standard of care in myelofibrosis. Our view is based on the assumption that the clinical endpoints of the MANIFEST-2 pivotal study will be met. However, failure of such studies is an inherent risk of clinical development and only partially under MorphoSys’ control. One of the necessary prerequisites for successful development is our ability to recruit a sufficient number of patients to generate meaningful data. Immediately following our acquisition of Constellation, we established a task force to ensure we achieve this. We also set up additional locations for our clinical studies. Nevertheless, despite these measures, there is still a risk that the clinical endpoints will not be met, or met only to a limited extent, or that there will be a delay in comparison to the original development plan, any of which could have a significant impact on the Company’s potential for future value creation. Tafasitamab Development Risk Similar risks exist for clinical trials in other indications as well as for approvals for tafasitamab, which we are working on together with our collaboration partner Incyte. We have implemented measures to ensure that we can promptly enroll patients. The achievement of the clinical endpoint is again beyond MorphoSys’ control and is an inherent risk of clinical development. Tulmimetostat Development Risk (CPI-0209) In addition to our two main clinical programs, we have tulmimetostat (CPI-0209) in clinical development. It is currently being investigated in a “proof-of-concept” study. Based on the outcome of the study there are further opportunities for clinical development. However, these studies also carry the risk that the clinical endpoints will not be achieved to a satisfactory extent and that consequently the full potential to generate value cannot be achieved. Business Development Risk Due to the high cost of clinical trials, we are not able to conduct all scientifically feasible development projects independently and need to prioritize our investments based on business decision models despite our strong liquidity. Collaborations with other partners may be an alternative for development projects investigating our product candidates in new indications. Should such collaborations fail to materialize, there is a risk that we will not be able to realize the Company’s potential to create value. However, this does not represent a risk compared to our forecast, as the latter does not include such an assumption due to the uncertainty of the conclusion or the conditions of possible collaborations. Commercial Risk In July 2020, MorphoSys received accelerated FDA approval for the commercialization of Monjuvi in the U.S. Since that time, the relative importance of revenues generated from our own commercialization of the product with our partner Incyte has been steadily increasing. Whilst we identified a specific commercial risk related to limitations in access to patients due to COVID-19 in the previous year, competition and market risks are considered relevant for our forecast period and beyond. Competitive and Market Risk Despite our innovative products, we operate in a competitive environment not only for existing therapies but also unapproved therapeutic alternatives still in clinical research. We meet these challenges through a combination of education about our product and additional data from ongoing clinical studies. Nevertheless, there is a risk that the preferred therapies may change over time, that competitive products will be approved, or that existing therapies will gain market share at our expense. We also adjusted our forecast with regards to the commercial potential of Monjuvi in the approved indication, and therefore the risk of adverse deviations to our guidance is considered as moderate overall. There is also significant pressure to contain healthcare costs in the European and North American markets, and payers have taken actions that may result in access restrictions or lead directly and indirectly to price reductions for our products. We expect these efforts to increase and expand over time and are continuously monitoring the related discussions. However, due to the political situation in the U.S., our core sales market, we do not expect any significant impact from such regulatory measures during the forecast period. Operational Risk Operational risk includes material risks that are attributable to the Company’s operations, specifically those related to the execution of processes such as maintaining business operations in the event of catastrophic events or cybersecurity incidents. Supply Chain Risk MorphoSys does not produce its own active pharmaceutical ingredients but outsources this manufacturing to contract manufacturing organizations (“CMOs”), which is typical for a number of comparable companies in our industry. We have contractual agreements in place and perform continual monitoring. The risk of supply chain disruptions is tackled by securing a safety stock. Due to the measures implemented, delays in the supply of products for clinical trials and commercial use during the forecast period are assessed as low-risk. Personnel Risk MorphoSys’ key asset is its employees, and the inability to acquire, develop and retain talent might adversely affect our ability to generate value. MorphoSys has offices in the U.S. and in Germany, two countries with a high demand for personnel and a correspondingly large number of competing biotechnology companies. To maintain its image as an attractive employer for skilled personnel, MorphoSys offers competitive compensation and a range of options for The Company Group Management Report Financial Statements Additional Information 71 ›› Risk and Opportunity Report

personnel development. Succession planning for key positions ensures that there is no significant risk arising from the level of employee turnover that is typical for the industry and the Company’s location. Nevertheless, unexpected turnover of employees in key positions might adversely impact our ability to achieve our short- and long term goals resulting in a moderate risk. IT and Cybersecurity Risk Cyber risks encompass all risks to computer and information networks, IT infrastructure, and IT-based business and production processes resulting from exposure to sabotage, espionage, or other criminal acts. Should the established security measures fail, MorphoSys could suffer reputational damage as well as payment obligations arising from contractual and legal claims from customers, contractual partners, and public authorities. An increase in the professionalization of cyberattacks has become evident in the past several years, with social engineering techniques increasingly being used in addition to purely technological attacks. MorphoSys has implemented extensive safeguards in information technology and cybersecurity. Internal controls and quality assurance procedures have been rolled out across all major applications and underlying networks and infrastructure. We have advanced systems to prevent unauthorized intrusions and support the timely monitoring of attacks on our IT systems. A qualified Computer Emergency Response Team (CERT) has also been established in addition to extensive preventive training and awareness-raising measures for employees. Further details on our IT and cybersecurity measures can also be found in the “Information Technology” section in the Statement on Corporate Governance. Business Continuity Risk MorphoSys has implemented a business continuity plan to prevent the widespread collapse of critical business processes and ensure their resumption should a natural disaster, pandemic situation, or other serious event occur. However, depending on the severity, it may be difficult or impossible for us to continue our business for a significant length of time. Our disaster recovery and business continuity plans may prove inadequate should a severe disaster or similar event occur. We may also incur significant costs that could have a material adverse effect on our business. Mobile working is common practice at MorphoSys. Except for a few tasks that require an on-site presence, business can continue off-site without significant restrictions. As a result, business continuity risk is classified as low. Financial Risk Our financial risk management aims to mitigate financial risks and balance these risks with the needs arising from our business activities. As part of our financial risk management, we continuously monitor current developments in the tax legislation of our sales markets and operating sites so that we can identify and address tax risks at an early stage. Long-Term Refinancing Risk MorphoSys has sufficient liquid funds to ensure business operations for the forecast period without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing are limited compared to the prior year. In order to determine the medium and long-term liquidity requirements, MorphoSys maintains a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing research and development projects and determining the financing requirements. Whilst the opportunity for equity financing is limited if the share price remains at a low level, MorphoSys also has access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties. Liquidity Risk Unexpected fluctuations in revenues, unplanned adverse developments in expenses, and external events and changes in the business environment can all have a negative impact on our short to medium-term liquidity and profitability. To ensure our short-term liquidity, we invest a sufficient share of our financial assets in short-term financial instruments. The tactical allocation of our financial assets is aligned in monthly meetings with the Company’s Chief Financial Officer, Head of FP&A, and Head of Treasury and M&A. Currency Risk MorphoSys generates a large percentage of its revenues in U.S. dollars. U.S. commercialization costs and R&D costs are also incurred in U.S. dollars, and the proportion of these costs has increased following the acquisition of Constellation. As long as the costs in U.S. dollars exceed U.S. dollar revenues, a further depreciation in the EUR/USD exchange rate represents a short and medium-term risk for MorphoSys. The Financial Planning & Analysis and Corporate Treasury departments continuously monitor changes in the EUR/USD exchange rate. A strategy for investing in U.S. dollar financial products has been developed in consultation with the Chief Financial Officer and in line with the internal guidelines for investing in financial products. Interest Rate and Default Risk As a result of the ongoing, tense economic situation in Europe, the potential insolvency of banking institutions continues to represent a financial risk. We are therefore continuing to invest, when possible, only in funds and products of banks that are considered safe and have a high rating or are backed by a strong partner. We diversify and invest in lower-risk money market funds in order to limit our exposure to individual financial institutions. A strategy that excludes all risks of potential bank insolvencies would be too expensive and impractical. German government bonds, for example, are a very safe investment. However, this is compensated by a relatively low interest yield. Tax Risk The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of The Company Group Management Report Financial Statements Additional Information 72 ›› Risk and Opportunity Report

German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Consequently, due to the remaining uncertainty and the significance, a contingent income tax liability in the amount of € 223.8 million is reported (refer to Note 6.2). Regulatory and Compliance Risk Regulatory and compliance-related risks include risks arising from failing to comply with laws and equivalent regulations. Of particular relevance are risks related to industry-specific regulations in the area of healthcare compliance, GxP- relevant issues, and risks concerning the protection of intellectual property (IP). MorphoSys has implemented extensive systems and processes to minimize these risks. Due to the implemented countermeasures, these risks in the financial year were classified as low overall. Compliance Risk In the area of healthcare compliance, the focus is on combating bribery and corruption and on key regulations governing commercialization activities in the U.S., such as the Anti-Kickback Statute, the False Claims Act, the Open Payments Act, and the Food, Drug, and Cosmetic Act. A relevant compliance risk is that the Company might fail to fully grasp operational challenges and, as a result, the compliance management program (CMP) might not be established in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that takes into account all of the current trends and applicable requirements, including the Code of Conduct; the Global Anti-Bribery Policy; the Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; the Global Fair Market Value Policy; the Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; and the relevant U.S. and German guidelines. We also have a Global Compliance Committee that meets quarterly and makes informed decisions on the further development of the CMP. Regular training sessions are held, which are aimed at all employees as well as specific employee groups. A guide for the sales force has also been developed to help the sales team implement the guidelines in their daily work. An extensive onboarding program is offered to new employees in both Germany and the U.S. A compliance risk assessment is conducted annually, in which feedback is gathered from selected members of the Company’s executives to evaluate and minimize risks. Our control activities feed into our training and communication priorities. None of these measures would be possible without a clear message from the management: our Management Board members emphasize the importance of compliance regularly, including at events during the annual Compliance Week, which took place again in the reporting year. Further details on our CMP can be found in the Statement on Corporate Governance in the section “Compliance Management Program.” GxP-Related Risk Companies that research, develop, and produce drugs and active ingredients for commercial use are subject to comprehensive regulations known as GxP regulations. Compliance with these regulations is essential to receive approval from regulatory authorities. GxP-relevant risks can arise from a number of business areas if quality standards are not met. To counter these risks, we are committed to meeting the highest quality standards in our business operations, as outlined in our separate non-financial group Report*. Certain risks may arise if the internal quality management system fails to meet legal requirements or fails to implement internal systems to detect quality issues. If internal controls are unable to detect guideline violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP), or Good Pharmacovigilance Practice (GVP), this would also represent a compliance risk. To minimize risk, the internal quality management system is also regularly reviewed by external experts and subjected to recurring audits by an internal, independent quality assurance department. * This information is not part of the management report that is subject to audit. Intellectual Property Risk The patent protection of our proprietary technologies and active ingredients is vitally important to realizing the expected benefits. To mitigate risks in this area, we monitor new patents as well as patent applications and analyze the corresponding results. We also develop strategies to ensure that third-party patents and patent applications do not restrict our own activities. In doing so, we try to safeguard our freedom of action with regard to our proprietary technology platforms and products as much as possible. Risks in this area can arise from the potential for third-party patents or patent applications to fail to be recognized or to be incorrectly assessed. Risks may also arise from enforcing our property rights against third parties. The respective processes may involve high costs and require considerable resources. There is also a risk that a third party may file a counterclaim. A further risk may also arise from a changing regulatory environment. We minimize this risk through the ongoing training of the relevant groups and discussions with external experts. It is also conceivable that competitors may attack our patents, or that our patents or patent families may be infringed upon, which in turn could lead us to take legal action against competitors. Such proceedings are associated with high costs and represent a significant financial risk, particularly in the U.S. By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the The Company Group Management Report Financial Statements Additional Information 73 ›› Risk and Opportunity Report

mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. The Management Board’s Evaluation of the Group’s Overall Risk Situation Our Management Board considers our overall risk to be manageable and trusts in the effectiveness of the integrated risk and opportunity management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Group’s continued existence is not jeopardized. This assessment applies to the Group as a whole, as well as to each Group company. This statement also applies in the unlikely event that several of the material risks occur cumulatively, as even in such a scenario the risk-bearing capacity defined by the Management Board is not undercut. The Management Board’s conclusion is based on the following considerations: • The Group’s high liquidity base • The Management Board’s conviction that the Group is well positioned to cope with any adverse events that may occur • The Group’s comprehensive portfolio of proprietary clinical programs • The Group’s extensive portfolio of partnerships with a number of large pharmaceutical companies which might lead to milestone and future royalty payments Despite these factors, it is impossible to influence, control, or rule out risk in its entirety. Information on the Internal Control and Risk Management System with regard to the Accounting Process under Section 289 (4) and Section 315 (4) HGB In the 2022 reporting year, we completed a routine update of the documentation for our existing internal control and risk management system for maintaining adequate internal control over financial reporting, which we have expanded based on the provisions of Section 404 of the Sarbanes- Oxley Act of 2002 (SOX 404). This ensures the existence of essential controls designed to report financial figures as precisely and accurately as possible. Our internal controls over financial reporting are based on the globally recognized COSO 2013 Internal Control – Integrated Framework, defined by the COSO organization (Committee of Sponsoring Organizations of the Treadway Commission). We use this framework, which is the most commonly used framework for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide sufficient assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. The consolidated financial statements and the interim financial statements are subject to a number of preparation, auditing, and control processes to ensure that they are submitted to the market and the shareholders in a timely, complete, and high-quality manner. All internal controls over financial reporting are defined and rolled out for all companies by the central Global Internal Controls department in close coordination with the departments involved. These process-integrated measures include the separation of planning, posting, and execution of financial transactions within the framework of a strict four-eyes principle. The separation of functions is significantly enhanced by the appropriate allocation rights for the IT systems. Internal guidelines and procedures also exist to regulate the implementation of process activities and controls and must be complied with at all times by the employees involved. The transactional controls are flanked by target/actual comparisons and further downstream plausibility checks. The control mechanisms described apply both to the accounting processes of the consolidated companies and to the Group's financial statements, which includes consolidation. In addition to internal controls integrated into the processes, a separate independent monitoring process is also carried out by the Internal Audit department. Due to the obligations of SOX 404 and in order to comply with the requirements of Section 107 (3) of the German Stock Corporation Act, Internal Audit performs an annual independent audit of all significant internal controls for financial reporting, supported by a qualified and independent external service provider. As part of its regular communication with the supervisory bodies, the Internal Audit department reports on a semiannual basis to the Chief Financial Officer and the Audit Committee on the results of the structural and functional audits of the accounting-related internal control system. Predictions of future events in the narrower sense are not part of our internal control and risk management system. Nevertheless, we have implemented a corporate risk management system that ensures early identification and assessment of business-specific risks. Appropriate countermeasures are taken to eliminate identified risks or reduce them to an acceptable level. Particular attention is paid to those risks that could endanger the existence of the Company. The Management Board ensures that risks are dealt with responsibly on an ongoing basis and keeps the Supervisory Board informed of existing risks and their development. The Company Group Management Report Financial Statements Additional Information 74 ›› Risk and Opportunity Report

Subsequent Events A detailed description of subsequent events can be found in the Notes to the Consolidated Financial Statements (Note 6.9). The Company Group Management Report Financial Statements Additional Information 75 ›› Subsequent Events

Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Report on Corporate Governance, are available on our website under “Investors > Corporate Governance.” Statement on Corporate Governance Pursuant to Section 289f HGB and Group Statement on Corporate Governance pursuant to Section 315d HGB for the 2022 Financial Year In the Statement on Corporate Governance pursuant to Section 289f of the German Commercial Code (HGB) and the Group Statement on Corporate Governance pursuant to Section 315d HGB, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices, and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board. Declaration of Conformity of the Management Board and Supervisory Board of MorphoSys AG with regard to the German Corporate Governance Code (“Code”) The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act: 1. From November 29, 2021, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated December 16, 2019 (“GCGC 2020”): • MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2020, according to which a Supervisory Board member, who is not a member of any Management Board of a listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non- listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board Dr. George Golumbeski currently holds the following functions in pharmaceutical and biotechnological companies in Ireland and the United States of America: – in listed companies: One function as chairman and one function as member of the Board of Directors – in non-listed companies: Three functions as chairman and one function as member of the Board of Directors Dr. Golumbeski’s positions have at no time in the past affected the fulfillment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Golumbeski’s positions will not distract his focus on MorphoSys AG’s business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care. • MorphoSys AG does not comply with the recommendation C.5 of the GCGC 2020, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non- group listed company. The Chief Executive Officer (CEO) of MorphoSys AG, Dr. Jean-Paul Kress, holds a position as chairman of the Board of Directors of a French biopharmaceutical company, which has at no time in the past affected the fulfillment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Kress’ position as chairman of the Board of Directors of such company will not distract his focus on MorphoSys AG’s business and that Dr. Kress has sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care. 2.In addition, MorphoSys AG has complied with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated April 28, 2022 (“GCGC 2022”) from the date of the publication of the GCGC 2022 in the German Federal Gazette on June 27, 2022, with the exceptions regarding recommendation C.4 and C.5 of the GCGC as described The Company Group Management Report Financial Statements Additional Information 76 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

above, which correspond to a deviation from the recommendations C.4 and C.5 of the GCGC 2022. 3.MorphoSys AG will continue to comply – with the exceptions described above – with the recommendations of the GCGC 2022. Planegg, November 29, 2022 MorphoSys AG For the Management Board: For the Supervisory Board: Dr. Jean-Paul Kress Dr. Marc Cluzel Chief Executive Officer Chair of the Supervisory Board Relevant Information on Corporate Governance Practices We ensure compliance with the law and the highest ethical standards, in particular through the Group-wide enforcement of the Code of Conduct, the Compliance Management Handbook, and other internal policies and guidelines. In 2022, MorphoSys developed and published its new Code of Conduct. It sets out the fundamental principles and the most important guidelines and courses of action for conduct in business, especially in cases of business, legal, or ethical dilemmas, and serves as a valuable guide for our employees and managers in the MorphoSys Group. The Code of Conduct also reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees, and financial markets. Compliance with the Code of Conduct is carefully monitored. The Group-wide implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct is provided to all new employees and can be downloaded in German or English from our website under “Investors > Corporate Governance.” The Compliance Management Handbook describes our compliance management program (CMP) and is intended to ensure compliance with all regulations and prescribe high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Supervisory Board’s Audit Committee. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Global Compliance Committee consists of the members of the Management Board and senior representatives from various departments. In 2022, the Chief Business Officer was included as a member of the Global Compliance Committee to ensure the same compliance standards for all MorphoSys companies. The Committee meets quarterly and supports the Head of Global Compliance in implementing and monitoring the CMP. The Global Compliance Committee is specifically responsible for the identification and discussion of all compliance-relevant issues, and thus makes it possible for the Head of Global Compliance and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP. The MorphoSys U.S. Inc. Compliance Committee also meets quarterly and is responsible for all relevant compliance issues for the U.S. subsidiaries. The Head of Global Compliance monitors our existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters. For more information on our compliance management program, please refer to the Report on Corporate Governance. Composition of the Management Board and Supervisory Board Management Board Until September 30, 2022, the Management Board of MorphoSys AG consisted of a Chief Executive Officer and two further members. Effective as of the end of September 30, 2022, Management Board member Malte Peters, M.D., resigned from his position as member of the Management Board and Chief Research & Development Officer of the Company. Since October 1, 2022, the Management Board has consisted of a CEO and one other member. Effective as of the end of March 17, 2023, Management Board member Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end of August 31, 2023. In line with the business allocation plan, the different areas of responsibility are currently defined as follows: • Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning, Business Development & Alliance Management, Human Resources, Corporate Communications, Technical Operations & Facilities, Quality Assurance & Internal Audit, and Research & Development; global responsibility for commercialization activities; coordination of responsibilities of Management Board members; representative of Management Board to the Supervisory Board and the public • Sung Lee, Chief Financial Officer (until March 17, 2023), responsible for Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, Environmental, Social & Governance (ESG), and Information Technology • Charlotte Lohmann, Chief Legal Officer (from March 1, 2023, onwards), responsible for the areas of Legal, Compliance & Intellectual Property as well as (from March 18, 2023, onwards) Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, The Company Group Management Report Financial Statements Additional Information 77 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Environmental, Social & Governance (ESG), and Information Technology Supervisory Board Our Supervisory Board consists of six members who oversee and advise the Management Board. The term of office of Supervisory Board member Wendy Johnson ended with effect as of the end of the 2022 Annual General Meeting. Andrew Cheng, M.D., Ph.D., was elected as a member of the Supervisory Board as her successor. The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D., coordinates the Board’s activities, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code (“Code”) and the NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and Committees, is listed in the tables below. Table 13 Composition of the Supervisory Board until Termination of the 2022 Annual General Meeting Name Position Initial Appointment End of Term Audit Committee Remuneration and Nomination Committee Science and Technology Committee Marc Cluzel, M.D., Ph.D. Chair 2012 2024 George Golumbeski, Ph.D. Deputy Chair 2018 2023 Krisja Vermeylen Member 2017 2024 Michael Brosnan Member 2018 2023 Wendy Johnson Member 2015 2022 Sharon Curran Member 2019 2024 Independent financial expert Chairperson Member The Company Group Management Report Financial Statements Additional Information 78 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Table 14 Composition of the Supervisory Board since Termination of the 2022 Annual General Meeting Name Position Initial Appointment End of Term Audit Committee Remuneration and Nomination Committee Science and Technology Committee Marc Cluzel, M.D., Ph.D. Chair 2012 2024 George Golumbeski, Ph.D. Deputy Chair 2018 2023 Krisja Vermeylen Member 2017 2024 Michael Brosnan Member 2018 2023 Sharon Curran Member 2019 2024 Andrew Cheng, M.D., Ph.D. Member 2022 2025 Independent financial expert Chairperson Member Working Practices of the Management Board, Supervisory Board and Executive Committee To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive, and regular communication of information. The dual-board system prescribed by the German Stock Corporation Act clearly differentiates between the Company’s management and its supervision. The responsibility of both Boards is clearly stipulated by law and the Articles of Association as well as the Boards’ rules of procedure. The boards work closely together to make decisions and take actions for the Company’s benefit. Their stated objective is to sustainably increase the Company’s value. Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among Management Board members is governed by the rules of procedure. The Supervisory Board approves both the schedule of responsibilities and the rules of procedure. The Company has also established an Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, for the commercialization, for the operational management of the Company, and for the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board’s resolutions and adopts resolutions jointly with the Management Board, provided such resolutions do not fall within the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company’s core areas, such as Business Development & Licensing, Alliance Management, Technical Operations, Human Resources, Legal, and Compliance & Intellectual Property. In addition to the members of the Management Board, the current members of the Executive Committee are Barbara Krebs- Pohl, Ph.D. (Chief Business Officer), Maria Castresana (Senior VP, Global Head of Human Resources), Joe Horvat (U.S. General Manager), Tim Demuth, M.D., Ph.D. (Chief Research and Development Officer), and Luisa Ciccarelli (SVP, Global Head of Technical Operations). The Company Group Management Report Financial Statements Additional Information 79 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Executive Committee meetings are generally held weekly and at least once every two weeks and when necessary in the interest of the Company. Separate Management Board meetings are generally held when this is in the interest of the Company or legally required. During these meetings, resolutions are passed concerning measures and transactions that, under the rules of procedure of the Management Board, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority. In case of material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be adopted outside of meetings orally, by telephone, or in writing (including by email). Written minutes are taken for each meeting of the full Management Board and Executive Committee and are submitted for approval to the full Management Board and Executive Committee, as well as for the signature of the Chief Executive Officer, at the following meeting. The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management, and other compliance issues. Extraordinary meetings of the Supervisory Board are also convened in case of material events. The Management Board involves the Supervisory Board in the strategy, planning, and all fundamental Company issues. The Management Board’s rules of procedure specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2022 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings during each calendar half-year. In addition to the Articles of Association, the Supervisory Board has adopted rules of procedure for the Supervisory Board. In accordance with these rules of procedure, the Chair of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. The Supervisory Board generally adopts its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (including by email), by telephone, or by video conference. The Supervisory Board has a quorum when at least two- thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chair’s vote decides. The Supervisory Board meetings are recorded in minutes. Resolutions passed outside of meetings are also documented in writing. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. In accordance with recommendation D.12 of the Code, the Supervisory Board assesses at regular intervals how effectively the Supervisory Board in its entirety and its Committees are performing their tasks. The last review was carried out by the Supervisory Board in December 2022 and was based on a questionnaire completed by the members of the Supervisory Board. The results were then discussed and evaluated in a subsequent Supervisory Board meeting. Composition and Working Practices of the Management Board and Supervisory Board Committees The Management Board has not formed any Committees. The Supervisory Board has three permanent Committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three Committees formed by the Supervisory Board are professionally qualified. The Company Group Management Report Financial Statements Additional Information 80 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Table 15 Participation of Supervisory Board Members Supervisory Board Meetings Video conference On-site On-site Video conference Video conference On-site (strategic meeting) On-site Video conference Name 01/17/2022 03/15/2022 05/18/2022 07/29/2022 08/02/2022 11/14/2022 11/15/2022 12/13/2022 Marc Cluzel, M.D., Ph.D. Wendy Johnson – – – – – Krisja Vermeylen George Golumbeski, Ph.D. Michael Brosnan Sharon Curran Andrew Cheng, M.D., Ph.D. – – – The Company Group Management Report Financial Statements Additional Information 81 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Meetings of the Audit Committee Video conference Video conference Video conference On-site Name 03/14/2022 05/03/2022 08/01/2022 11/14/2022 Krisja Vermeylen Michael Brosnan Sharon Curran Meetings of the Remuneration and Nomination Committee Video conference Video conference Video conference Video conference Video conference Video conference Name 01/14/2022 03/07/2022 05/10/2022 07/11/2021 08/01/2022 10/28/2022 Marc Cluzel, M.D., Ph.D. Krisja Vermeylen Wendy Johnson – – – Michael Brosnan The Company Group Management Report Financial Statements Additional Information 82 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company | **Group Management Report** | Financial Statements | Additional Information | 83

›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Meetings of the Science and Technology Committee

	Video conference	Video conference	Video conference	On-site	Video conference	On-site
Name	**01/28/2022**	**03/02/2022**	**03/14/2022**	**05/17/2022**	**08/02/2022**	**11/13/2022**
Wendy Johnson	✓	✓	✓	✓	–	–
George Golumbeski, Ph.D.	✓	✓	✓	✓	✓	✓
Andrew Cheng, M.D., Ph.D.					✓	✓
Sharon Curran					✓	✓

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor, and internal control functions, such as risk management, compliance, and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the resolution proposal regarding the election of an independent auditor at the Annual General Meeting. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran, and Krisja Vermeylen.

The Chair of the Audit Committee, Michael Brosnan, has expertise in the fields of accounting and auditing. His professional knowledge and expertise in these areas are a result of his longstanding experience serving as Chief Financial Officer at several companies. His expertise also includes sustainability reporting and auditing such reporting.

Krisja Vermeylen has special knowledge and experience in the fields of auditing (including sustainability reporting and auditing such reporting). In the course of her professional career she has dealt extensively with this area, particularly in management positions held at various companies and in the context of trainings and further education. Sharon Curran also has extensive expertise in the field of auditing (including sustainability reporting and auditing such reporting) due to her previous experience and participation in trainings and further education.

Sharon Curran additionally has in-depth knowledge of sustainability, including sustainability reporting and auditing such reporting, due to many years in management positions with a focus on sustainability and the environment at various companies. Specifically, her experience includes the integration of sustainability into corporate and business strategy, the evaluation and optimization of environmental impacts and the development and implementation of ESG targets as part of management remuneration. Against this background, Sharon Curran has been appointed ESG expert to the Supervisory Board. Furthermore, Krisja Vermeylen also has in-depth knowledge in this area, particularly as a result of her extensive experience with ESG targets in the context of management remuneration, and brings this expertise to the Audit Committee and the Supervisory Board.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for the preparation and annual review of the Management Board's remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to be appointed as members of the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Michael Brosnan.

Science and Technology Committee

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chair), Sharon Curran, and Andrew Cheng, M.D., Ph.D.

Ad Hoc Deal Committee

The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this capacity when required.

Pursuant to recommendation C.14 of the Code, the CVs of the members of the Supervisory Board are published on our website under “Company > Leadership > Supervisory Board.” Remuneration System and Remuneration of the Members of the Management Board and Supervisory Board The section entitled “Investors – Corporate Governance” contains information on the current remuneration system for the members of the Management Board pursuant to Section 87a (1) AktG, which was approved by the Annual General Meeting on May 18, 2022, as well as the resolution of the Annual General Meeting dated May 19, 2021, on the remuneration of the members of the Supervisory Board pursuant to Section 113 (3) AktG. On the same page, the remuneration report and the auditor’s report pursuant to Section 162 AktG are made publicly available. Report on Corporate Governance1) At MorphoSys, responsible, sustainable, and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group’s management and supervision, including the Group’s organization, commercial principles, and tools for its guidance and control. The Code provides a standard for transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On April 28, 2022, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on June 27, 2022. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board, and Supervisory Board, transparency, accounting and valuation principles, and auditing. There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations the company has not complied with and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are outlined in the Statement on Corporate Governance pursuant to Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices, and a description of the Management Board’s and Supervisory Board’s working practices. Additional information can be found in the Report on Corporate Governance. 1) The disclosures in this subsection are “non-management report disclosures” that are not audited by the auditor. The Report on Corporate Governance ends with the subsection “Overall statement on the Adequacy of the Internal Control and Risk Management System.” Communication with the Capital Market A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees, and all other stakeholders of the Company’s situation through regular, transparent, and timely communication. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls are publicly webcast and follow the publications of quarterly and annual results and give analysts an immediate opportunity to ask questions about the Company’s development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events. The Company’s website www.morphosys.com/en serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings, and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings, and press and analyst conferences) are published in the Company’s financial calendar well in advance. Competence Profile, Diversity Concept, and Objectives for the Composition The Company’s Supervisory Board updated its competence profile (including the objectives for its composition) in November 2022. According to this profile, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills, and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the Management Board of MorphoSys AG while taking diversity into account. When electing Supervisory Board members, the candidates who The Company Group Management Report Financial Statements Additional Information 84 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence, and character. Proposals to the Annual General Meeting also take the objectives for the composition of the Supervisory Board into consideration. Competence Profile The members of the Supervisory Board shall in their entirety possess the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally operating biopharmaceutical company. The Supervisory Board considers the following skills and expertise to be particularly essential for the composition of the Supervisory Board of MorphoSys AG: • members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings. • at least one member must have experience in drug development. • at least one member must have experience in commercialization. • at least one member must have expertise in the sustainability issues significant to the Company. • at least one member must have expertise in the field of accounting, and at least one further member must have expertise in the field of auditing (Section 100 (5) AktG). • at least one member must have experience in personnel issues concerning Management Board matters. Diversity Concept for the Supervisory Board of MorphoSys AG The Supervisory Board strives to ensure an appropriate level of diversity with respect to age, gender, internationality, and professional background, as well as regarding professional expertise, experience, and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and wide experiences. The Supervisory Board gives particular consideration to the following criteria: • at least two members of the Supervisory Board shall have extensive international experience or an international background. • at least one member of the Supervisory Board shall be under the age of 60 at the time of the member’s appointment. • at least two members of the Supervisory Board shall have different professional backgrounds and experience. With respect to the proportion of women on the Supervisory Board, the Supervisory Board has set target figures as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made. Further Targets for the Composition of the Supervisory Board Age Limit At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. Duration of Appointment The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases. Independence The Supervisory Board of MorphoSys AG considers a number of at least four independent members to be an appropriate number of independent members, taking into account the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board, and any controlling shareholder if he or she has no personal or business relationship with the Company, the Management Board, or a controlling shareholder. The Supervisory Board’s assessment of the independence of Supervisory Board members is, among other things, based on the recommendations of the Code. Consequently, a Supervisory Board member is generally not considered independent if that member, or a close member of his or her family • was a member of the Management Board of MorphoSys AG in the two years preceding his or her appointment to the Supervisory Board of MorphoSys AG; • maintains or has maintained a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding his or her appointment; • is a close family member of a Management Board member; or • has been a member of the Supervisory Board for more than 12 years. Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be excluded. Possible conflicts of interest must be disclosed to the Chair of the Supervisory Board and will be resolved by appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary. Availability All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it is required that: • the Supervisory Board member is able to attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case; The Company Group Management Report Financial Statements Additional Information 85 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

• the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific topics; • the Supervisory Board member is able to attend the Annual General Meeting; • the Supervisory Board member has sufficient time to review the annual and consolidated financial statements; and • the Supervisory Board member allocates additional time to prepare for and attend Committee meetings, in accordance with his or her membership in one or more of the Supervisory Board’s current three permanent Committees. Current Composition of the Supervisory Board and Qualification Matrix The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which two are women, an appropriate proportion of women has been achieved. Based on its competence profile and composition objectives, the Supervisory Board has prepared the following overview of its qualifications (“Qualification Matrix”). The Company Group Management Report Financial Statements Additional Information 86 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company Group Management Report Financial Statements Additional Information 87

›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Table

16 **Qualification Matrix**

		Marc Cluzel, M.D., Ph.D.	George Golumbeski, Ph.D.	Krisja Vermeylen	Michael Brosnan	Sharon Curran	Andrew Cheng, M.D., Ph.D.
Period of office	Member since	2012	2018	2017	2018	2019	2022
Personal suitability	Independence	x	x	x	x	x	x
	No overboarding within the meaning of the GCGC	x		x	x	x	x
Diversity	Gender	Male	Male	Female	Male	Female	Male
	Year of birth	1955	1957	1962	1955	1968	1967
	Nationality	France	USA	Belgium	USA	Ireland	USA
	International experience/international background	x	x	x	x	x	x
	Education/professional background	Medicine	Biology	Pharmacy	Business administration	Biotechnology	Molecular biology, medicine
Competences	Knowledge of the industry	x	x	x	x	x	x
	Drug development	x	x	x			x
	Commercialization	x	x	x			x
	Personal matters relating to the Management Board	x		x	x	x	x
	Expert pursuant to Section 100 (5) AktG	x					
	• Accounting expert				x		
	• Audit expert			x	x	x	
	Sustainability	x		x	x	x

Target Values for the Proportion of Women In the Supervisory Board The Supervisory Board of MorphoSys AG consists of six members, two of whom are women, representing a proportion of 33.33%. The Supervisory Board of MorphoSys AG has set the target value for the proportion of women on the Supervisory Board at 33.33%, i.e., at least two out of six members shall be women. This target value shall apply until June 30, 2025. In the Management Board The Management Board of MorphoSys AG consisted of three members until September 30, 2022, and has consisted of two male members since October 1, 2022. The proportion of women on the Company’s Management Board was thus 0%. The Supervisory Board of MorphoSys AG is of the opinion that, despite the continuing efforts to increase the proportion of women on the Management Board, the best possible qualification of a candidate for the Management Board must be assessed according to a variety of applied diversity criteria. Therefore, in July 2020, the Supervisory Board set the target value for the proportion of women on the Company’s Management Board at 0% and updated and confirmed this resolution again in November 2022. This target value should apply until June 30, 2025. The reasoning behind this decision was based on the following: The number of members on the Company’s Management Board had recently been reduced from three to two members. The appointments of Jean-Paul Kress, M.D., and Sung Lee originally ran until August 2025 and January 2024, respectively, each with the possibility of reappointment. There were no plans to change the composition of the Management Board and/or to increase the number of Management Board members again. In addition, all significant decisions that are not exclusively to be adopted by the Management Board were and are made jointly with the Executive Committee, which at that time consisted of two men and four women (excluding the members of the Management Board). Consequently, it was ensured that all material decisions involved a sufficient number of women representing the Company’s various business areas. The member of the Management Board Sung Lee has resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. Instead, Charlotte Lohmann has been appointed as member of the Management Board with effect as of March 1, 2023. Going forward, the Management Board will thus consist of one male and one female member. Against this background, the Supervisory Board has updated the proportion of women on the Management Board and set it at 50%. This target value shall apply until June 30, 2025. In the First and Second Management Level below the Management Board 1. Target value for the first management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the first management level below the Management Board and intends to maintain a minimum proportion of 30% women in the first management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. 2. Target value for the second management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum proportion of 30% women in the second management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. Diversity Concept for the Management Board of MorphoSys AG Pursuant to Section 289f (2) no. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG: The aim of the diversity concept for the Management Board is to consciously use diversity for the further success of the Company. The Supervisory Board believes that diversity in terms of different perspectives, competencies, and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success. Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. When searching for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include, amongst others, professional qualifications for the position to be taken over, leadership qualities, previous performance, and acquired skills and knowledge of the business of MorphoSys AG. In the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account: • the members of the Management Board shall, in their entirety, have the necessary knowledge, skills, and professional experience required to fulfill their tasks. • where possible, the members of the Management Board should have different levels of educational and professional experience. • the members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business fields, and the market segment in which MorphoSys AG operates. • the members of the Management Board shall, in their entirety, have relevant experience in leading a publicly listed company. • there should be a sufficient age mix among the members of the Management Board. • with regard to the proportion of women on the Management Board, the Supervisory Board has set target values, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made. The Company Group Management Report Financial Statements Additional Information 88 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company Group Management Report Financial Statements Additional Information 89
›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The above criteria were taken into account in the course of the appointment of the Management Board members.

Further Targets for the Composition of the Management Board

Age Limit

At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with.

Managers' Transactions

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 (1a) of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

Table 17 Managers' Transactions in 2022

Party Subject to the Notification Requirement	Function	Date of Transaction	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Krisja Vermeylen	Member of the Supervisory Board	11/23/2022	Acquisition of shares	€ 14.86	€ 14,860.00	XTX Markets SAS
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	11/17/2022	Acquisition of shares	€ 14.96	€ 29,922.20	Xetra
Malte Peters, M.D.	Chief Research and Development Officer	04/20/2022	Allocation of 1,070 shares as part of his remuneration as member of the Management Board (Performance Share Plan 2018) (issuer's own shares)	Not numerable	Not numerable	Outside a trading venue
C&F Consulting EURL	Person closely associated	01/07/2022	Acquisition of shares	€ 30.73	€ 46,088.85	Xetra

Avoiding Conflicts of Interest

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or sideline activities of the Management Board must be disclosed to the Supervisory Board without undue delay and require the Supervisory Board's approval. The Supervisory Board, in turn, must inform the General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2022 financial year.

Share Repurchases

The Management Board is currently not authorized to purchase treasury shares.

Information Technology

The transition from working remotely due to COVID-19 to a hybrid and highly flexible work model was fully implemented by means of an integrative technology update of the physical and virtual meeting rooms in addition to a new collaboration and booking platform.

As a result of the acquisition of Constellation in 2021, MorphoSys successfully completed the technical integration and consolidation of IT systems in 2022.

A special focus was placed on the further digitalization and automation of business processes. With the introduction of electronic signatures using DocuSign™, we were able to significantly accelerate signature circulation and automate processes. A new, global learning management system forms the basis for the digital education strategy, which relies on e-learning and remote training.

MorphoSys is advancing its innovation using artificial intelligence through tools such as Aily™, which will make it possible to foresee ways to optimize recruitment for clinical trials. The Company is also investing in the expansion of the Veeva™ system landscape for unified management of quality and regulatory information, which is crucial for rapidly launching products (e.g., pelabresib) and maintaining their marketing approval. In the area of IT security, MorphoSys continued to optimize its cyberdefense measures. An automated penetration testing and validation platform was used to test technical security controls and identify potential vulnerabilities. MorphoSys continued to raise employee awareness regarding their own individual contribution to the Company’s IT security. MorphoSys’ Computer Emergency Response Team (CERT) did not detect any serious security incidents during the reporting year. Accounting and External Audit We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December 31, 2022, and have been adopted by the EU into European law. As of December 31, 2022, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2022, and 2021, that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) HGB. For the election of our auditor, the Supervisory Board’s Audit Committee submits a nomination proposal to the Supervisory Board. At the 2022 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2022 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The responsible auditor of these consolidated financial statements was Stefano Mulas, who has audited the consolidated financial statements since 2022. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2022 financial year can be found in Note 4.14. Compliance Management Program The separate non-financial group report” sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website at https:// csr.morphosys.com/2022. The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the program’s overall strategic development. Our main compliance-relevant risk areas are evaluated using a systematic approach and taking into account our current business strategy and priorities. During the reporting year, we carried out an annual compliance risk assessment that included anti-bribery and other relevant risk areas. Risk mitigation measures were initiated for the areas of action identified. Within the scope of the CMP, employees are given the opportunity to report potential compliance issues within the MorphoSys Group in a protected and, if desired, anonymous manner through the MorphoSys Integrity Line reporting system. In addition to an annual compliance risk analysis, compliance monitoring was also carried out. In order to prevent compliance breaches, employees were routinely trained in topics relevant for compliance. Besides the traditional compliance refresher training, employees received the training on a newly developed and implemented Code of Conduct for the MorphoSys Group. In November 2022, MorphoSys organized a Compliance Week event for employees of MorphoSys AG, MorphoSys US Inc., and Constellation Pharmaceuticals under the motto “Integrity in All We Do.” Compliance-related discussions and analyses at all levels of the Company lead to a continuous improvement in managing and mitigating risk at MorphoSys. In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – “GDPR”), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR. More details can be found in the separate non- financial group report*. * This information is not part of the management report that is subject to audit. The Company Group Management Report Financial Statements Additional Information 90 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Figure 10 Compliance Management Program (CMP) Internal Audit Department Our Internal Audit department is an essential element of the corporate governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control, and other corporate governance processes. The activities of the Internal Audit department are supported by co-sourcing partner Protiviti, an independent consulting firm with expertise in internal audits, risk, and compliance. The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee. The Internal Audit department is also responsible for performing management testing in accordance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting. The outcome of each internal audit is communicated to the CEO and the relevant members of the Executive Committee. In addition, the Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary. Three audits were carried out in 2022. Some areas for action were identified, resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2023 envisages four audits, which will cover the activities of all entities of the MorphoSys Group. The Company Group Management Report Financial Statements Additional Information 91 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Overall Statement on the Adequacy of the Internal Control and Risk Management System As described in the “Risk and Opportunity Report” and in the “Statement on Corporate Governance,” MorphoSys has implemented a comprehensive system to identify and manage risks. In addition to our internal control over financial accounting and reporting, internal controls are implemented in key business areas such as pharmaceutical drug development, manufacturing, production, and distribution based on industry-specific regulations. A Group- wide compliance management system has also been installed as part of an integrated governance approach. Sustainability-related goals along with the respective systems and processes are an integral part of our corporate governance based on the general criteria of materiality. The Management Board is not aware of any circumstances arising from its involvement with the internal control and risk management system or from the reporting from the central functions Global Compliance and Corporate Internal Audit that would contradict the appropriateness and effectiveness of these systems. . Disclosures pursuant to Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board pursuant to Section 176 (1) Sentence 1 AktG Composition of Share Capital On December 31, 2022, the Company’s share capital amounted to € 34,231,943, divided into 34,231,943 no-par value bearer shares. With the exception of the 65,980 treasury shares held by the Company, these bearer shares possess voting rights, with each share granting one vote at the General Meeting. Restrictions Affecting Voting Rights and the Transfer of Shares The Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those pursuant to Section 136 AktG or the provisions for treasury shares pursuant to Section 71b AktG. Interests in Share Capital Exceeding 10% of Voting Rights We have not been made aware or notified of any direct or indirect interests in the Company’s share capital that exceed 10% of the voting rights. Shares with Special Rights Conferring Powers of Control Shares with special rights conferring powers of control do not exist. Control over Voting Rights with regard to Employee Ownership of Capital Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders. Appointment and Dismissal of Management Board Members and Amendments to the Articles of Association In accordance with Article 6 of the Articles of Association and Section 84 of the German Stock Corporation Act (AktG), the Supervisory Board determines the number of members on the Management Board, appoints and revokes members, and nominates the Chair. Until September 30, 2022, the Management Board consisted of the Chair and two further members. Since October 1, 2022, the Management Board has consisted only of the Chair of the Management Board and one other member. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board. Members of the Management Board can be appointed for a maximum term of five years. Reappointments and extensions of the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or Chair of the Management Board for good cause as defined by Section 84 (4) AktG. When the Management Board lacks a required member, the court will appoint a Management Board member in urgent cases, pursuant to Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the General Meeting in accordance with Section 179 (1) sentence 1 AktG. Pursuant to Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our General Meeting resolves on amendments to the Articles of Association generally with a simple majority of the votes cast and a simple majority of the share capital represented. If the law stipulates a higher mandatory majority of votes or capital, this shall apply. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in The Company Group Management Report Financial Statements Additional Information 92 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. Authorizations of the Management Board to Issue Shares The authorization of the Management Board to issue shares is granted under Article 5 (5) through (6j) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital. 1. Authorized Capital In the case of an authorized capital increase, the Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation. a) Pursuant to Article 5 (5) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions by a total of up to € 4,861,376 by issuing up to 4,861,376 new, no-par value bearer shares until and including May 18, 2026 (Authorized Capital 2021-I). In case of capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board, with the Supervisory Board’s consent, is, however, authorized to exclude shareholders’ subscription rights in the following cases: aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional amounts; or bb) in the case of a capital increase against contribution in kind; or cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of an IPO. The total number of shares to be issued by way of a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the above authorizations, shall not exceed 10% of the share capital, calculated either based on the date the authorizations become effective or the time they are exercised, whichever amount is lower. The 10% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims by members of governing bodies and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude subscription rights resolved by the General Meeting after the reduction takes effect, to the extent of the new authorization, but up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash on one or several occasions by a total of up to € 1,951,452 by issuing up to 1,951,452 new no-par value bearer shares until and including May 18, 2026 (Authorized Capital 2021-II). In case of capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board is, however, authorized to exclude shareholders’ subscription rights, with the Supervisory Board’s consent, in the following cases: aa) to the extent such exclusion is necessary to avoid fractional amounts; or bb) if the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10% of the share capital on the date this authorization becomes effective or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG. This 10% limit shall take into account treasury shares of the Company that are sold during the term of this authorization under the exclusion of shareholders’ subscription rights in accordance with Section 71 (1) no. 8 sentence 5 half-sentence 2 AktG in conjunction with Section 186 (3) sentence 4 AktG. Furthermore, shares issued or to be issued to service convertible bonds and/or bonds with warrants shall be included in the limit of 10% of the share capital, provided that these convertible bonds and/or bonds with warrants were issued during the term of this authorization under the exclusion of subscription rights in the respective application of Section 186 (3) sentence 4 AktG. In addition, shares issued under the exclusion of shareholders’ subscription rights during the term of this authorization on the basis of other capital measures in direct or mutatis mutandis application of Section 186 (3) sentence 4 AktG shall be included in the limit of 10% of the share capital. The maximum limit reduced in The Company Group Management Report Financial Statements Additional Information 93 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude shareholders’ subscription rights resolved by the General Meeting takes effect in accordance with Section 186 (3) sentence 4 AktG after the reduction, in the amount of the new authorization, up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph (bb). The total number of shares to be issued by way of a capital increase against contribution in cash, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 10% of the share capital when calculated based on the date the authorizations become effective or are exercised, whichever amount is lower. The aforementioned 10% limit shall include (i) treasury shares sold under exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims of members of the Management Board and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude shareholders’ subscription rights resolved by the General Meeting becomes effective after the reduction, in the amount of the new authorization, up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. c) Pursuant to Article 5 (6a) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions up to and including May 18, 2026, by up to a total of € 315,000 by issuing up to 315,000 new no-par value bearer shares (Authorized Capital 2021-III). The subscription rights of shareholders are excluded. The Authorized Capital 2021-III serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Restricted Stock Unit Program 2021 of the Company (RSUP 2021) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and can be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP 2021. The Management Board is authorized to determine the further details of the capital increase and its implementation with the consent of the Supervisory Board; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. d) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by a total of up to € 88,961 by issuing up to 88,961 new no-par value bearer shares against cash contribution and/or contribution in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already- completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. e) Pursuant to Article 5 (6j) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by up to a total of € 1,978,907 by issuing up to 1,978,907 new no- par value bearer shares against cash contribution and/or contribution in kind until and including May 17, 2027 (Authorized Capital 2022-I). The subscription rights of shareholders are excluded. The Authorized Capital 2022-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to The Company Group Management Report Financial Statements Additional Information 94 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the financial year in question. 2. Conditional Capital a) Pursuant to Article 5 (6b) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 2,475,437 through the issuance of up to 2,475,437 no-par value bearer shares (Conditional Capital 2016-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the beginning of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. b) Pursuant to Article 5 (6c) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 3,289,004 through the issuance of up to 3,289,004 new no-par value bearer shares (Conditional Capital 2021-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights issued by the Company or by companies in which the Company directly or indirectly holds a majority interest in accordance with the authorization resolution of the Annual General Meeting of May 19, 2021, under Agenda Item 10 letter a). The shares shall be issued at the conversion or warrant price to be determined in each case in accordance with the aforementioned resolution. The conditional capital increase shall only be carried out to the extent that the holders of conversion or warrant rights exercise their conversion or warrant rights or fulfill conversion obligations under such bonds. The shares shall participate in profits – to the extent they come into existence by the beginning of the Annual General Meeting of the Company – from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they come into existence. c) Pursuant to Article 5 (6g) of the Articles of Association, the share capital is conditionally increased by up to € 532,025 through the issuance of up to 532,025 new no-par value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital exclusively serves to fulfill subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016, under Agenda Item 9 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares’ issue. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. d) Pursuant to Article 5 (6i) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 507,668 through the issuance of up to 507,668 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11 letter a) subparagraph (8) as the issue price; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of profits has yet been passed. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. The Company Group Management Report Financial Statements Additional Information 95 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Authorizations of Management Board to Repurchase Shares The Management Board is currently not authorized to repurchase treasury shares. Material Agreements Concluded by the Company that fall under the Condition of a Change of Control after a Takeover Offer A change of control as a result of a takeover offer could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control. The Company has not entered into any further material agreements that are subject to a change of control following a takeover offer. Compensation Agreements Concluded by the Company with Management Board Members and Employees in the Event of a Takeover Offer The service agreements of the Management Board members include the following provisions for the event of a change of control: The service agreement of Jean-Paul Kress, M.D., provides for the right to terminate the service agreement and to demand the remuneration still outstanding until the scheduled end of his service agreement as a severance payment in the event that (i) a change of control occurs and (ii) the areas of responsibility of Jean-Paul Kress, M.D., are significantly reduced within one year following the change of control, whereby the severance payment is limited to the value of two years’ remuneration, compensating no more than the remaining term of the service agreement. In the event of a change of control, the service agreement of Sung Lee provides for the right to terminate the service agreement and to demand payment of the remuneration still outstanding up to the regular end of the service agreement as a severance payment, with the severance payment being limited to the value of two years’ remuneration, compensating not more than the remaining term of the service agreement. The Performance Share Unit Program 2022 also provides for the right of Management Board members and/or the Company to cancel all unexercised performance share units in return for a compensation payment equal to the respective offer price in the event of a takeover bid or a mandatory offer. In addition, the terms and conditions of the other long-term variable compensation programs provide that, in the event of a change of control, all granted stock options, performance shares, and other comparable direct or indirect interests in MorphoSys with compensation character vest with immediate effect and can be exercised after the statutory waiting periods. Following a change of control, some executives may also terminate their service contracts and claim a severance payment equivalent to one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods have expired. The following cases are considered to be a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG, as a controlled company, becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG), or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. The Company Group Management Report Financial Statements Additional Information 96 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Financial Statements Consolidated Statement of Profit or Loss (IFRS) 98 Consolidated Statement of Comprehensive Income (IFRS) 99 Consolidated Balance Sheet (IFRS) 100 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 102 Consolidated Statement of Cash Flows (IFRS) 103 Notes General Information 104 Summary of Significant Accounting Policies 104 Notes to the Statement of Profit or Loss 118 Notes to the Balance Sheet 125 Remuneration System for the Management Board and Employees of the Group 144 Additional Notes 162 The Company Group Management Report Financial Statements Additional Information 97

Consolidated Statement of Profit or Loss (IFRS) in € Note 2022 2021 2020 Product Sales 84,899,483 66,860,637 18,523,670 Royalties 99,870,756 65,576,120 42,467,924 Licenses, Milestones and Other 93,496,764 47,175,087 266,706,871 Revenues 2.5.1, 3.1 278,267,003 179,611,844 327,698,465 Cost of Sales 2.5.2, 3.2 (48,619,885) (32,194,705) (9,174,146) Gross Profit 229,647,118 147,417,139 318,524,319 Operating Expenses Research and Development 2.5.3, 3.3.1 (297,812,160) (225,211,206) (139,369,832) Selling 2.5.3, 3.3.2 (92,402,354) (121,542,621) (107,742,684) General and Administrative 2.5.3, 3.3.3 (60,143,637) (78,292,297) (51,403,257) Impairment of Goodwill 2.6.9, 3.3.5, 4.11 0 (230,714,620) (2,057,000) Total Operating Expenses (450,358,151) (655,760,744) (300,572,773) Operating Profit / (Loss) (220,711,033) (508,343,605) 17,951,546 Other Income 3.4 11,964,616 8,189,829 14,584,829 Other Expenses 3.4 (15,584,261) (6,368,762) (5,175,177) Finance Income 3.4 412,065,798 96,612,146 92,047,221 Finance Expenses 3.4 (165,897,761) (181,456,484) (96,214,409) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 6.4.1 (12,000) 316,000 (702,000) Share of Loss of Associates accounted for using the Equity Method 2.2.2, 4.12 (4,305,026) 0 0 Income Tax Benefit / (Expenses) 2.5.4, 3.5 (168,578,523) 76,590,860 75,398,566 Consolidated Net Profit / (Loss) (151,058,190) (514,460,016) 97,890,576 Earnings per Share, Basic and Diluted (in €) 2.5.5, 3.6 (4.42) (15.40) 0 Earnings per Share, Basic 2.5.5, 3.6 0.00 0 3.01 Earnings per Share, Diluted 2.5.5, 3.6 0.00 0 2.97 Shares Used in Computing Earnings per Share, Basic and Diluted 2.5.5, 3.6 34,155,650 33,401,069 0 Shares Used in Computing Earnings per Share, Basic 2.5.5, 3.6 0 0 32,525,644 Shares Used in Computing Earnings per Share, Diluted 2.5.5, 3.6 0 0 33,167,852 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 98 ›› Consolidated Statement of Profit or Loss (IFRS)

Consolidated Statement of Comprehensive Income (IFRS) in € 2022 2021 2020 Consolidated Net Profit / (Loss) (151,058,190) (514,460,016) 97,890,576 Items that will not be reclassified to Profit or Loss Change in Fair Value of Shares through Other Comprehensive Income 0 0 1,260,132 Items that may be reclassified to Profit or Loss Foreign Currency Translation Differences from Consolidation 62,569,010 50,546,172 2,247,005 Other Comprehensive Income 62,569,010 50,546,172 3,507,137 Total Comprehensive Income (88,489,180) (463,913,844) 101,397,713 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 99 ›› Consolidated Statement of Comprehensive Income (IFRS)

Consolidated Balance Sheet (IFRS) in € Note 12/31/2022 12/31/2021 ASSETS     Current Assets     Cash and Cash Equivalents 2.6.1, 4.1 402,350,904 123,248,256 Other Financial Assets 2.6.1, 4.2 504,822,678 853,686,102 Accounts Receivable 2.6.1, 4.3 91,231,143 75,911,054 Financial Assets from Collaborations 2.6.1, 4.19 0 16,729,924 Income Tax Receivables 2.6.2, 4.4 2,601,052 1,089,078 Other Receivables 4.5 12,852,390 2,226,912 Inventories 2.6.3, 4.6 24,252,987 20,755,187 Prepaid Expenses and Other Assets 2.6.4, 4.7 50,929,633 39,323,437 Total Current Assets 1,089,040,787 1,132,969,950 Non-Current Assets Property, Plant and Equipment 2.6.5, 4.8 5,926,942 7,106,783 Right-of-Use Assets 2.6.6, 4.9 45,060,360 42,485,275 Intangible Assets 2.6.7, 4.10 886,582,956 838,322,389 Goodwill 2.6.8, 4.11 356,239,773 335,574,009 Investment in Associates 2.2.2, 4.12 5,352,451 0 Deferred Tax Asset 2.6.13, 3.5, 4.13 0 186,545,176 Prepaid Expenses and Other Assets 2.6.4, 4.7 8,728,994 13,250,634 Total Non-Current Assets 1,307,891,476 1,423,284,266 TOTAL ASSETS 2,396,932,263 2,556,254,216 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 100 ›› Consolidated Balance Sheet (IFRS)

in € Note 12/31/2022 12/31/2021 LIABILITIES AND STOCKHOLDERS’ EQUITY     Current Liabilities     Accounts Payable and Accruals 2.6.1, 2.6.10, 4.14 157,270,380 188,077,185 Lease Liabilities 2.6.6, 4.9 7,561,126 3,238,111 Tax Liabilities 2.6.12, 4.15 792,675 528,217 Provisions 2.6.10, 4.15 6,006,229 2,549,397 Contract Liability 2.6.11, 4.16 0 223,862 Bonds 2.6.1, 4.18 2,031,250 422,945 Financial Liabilities from Collaborations 2.6.1, 4.19 2,513,718 1,097,295 Financial Liabilities from Future Payments to Royalty Pharma 2.6.1, 4.20 102,171,167 88,401,374 Total Current Liabilities 278,346,545 284,538,386 Non-Current Liabilities Lease Liabilities 2.6.6, 4.9 38,219,225 39,345,777 Provisions 2.6.10, 4.15 8,674,110 1,576,379 Contract Liability 2.6.11, 4.16 0 28,731 Deferred Tax Liability 2.6.13, 3.5, 4.17 6,506,420 22,065,419 Bonds 2.6.1, 4.18 291,647,407 282,784,505 Financial Liabilities from Collaborations 2.6.1, 4.19 217,825,779 513,264,290 Financial Liabilities from Future Payments to Royalty Pharma 2.6.1, 4.20 1,398,303,228 1,167,774,786 Total Non-Current Liabilities 1,961,176,169 2,026,839,887 Total Liabilities 2,239,522,714 2,311,378,273 Stockholders’ Equity Common Stock 2.6.14, 4.21.1 34,231,943 34,231,943 Treasury Stock (65,980 and 83,154 shares for 2022 and 2021, respectively), at Cost 2.6.14, 4.21.4 (2,450,303) (3,085,054) Additional Paid-in Capital 2.6.14, 4.21.5 833,708,724 833,320,689 Other Comprehensive Income Reserve 2.6.14, 4.21.6 115,326,601 52,757,591 Accumulated Deficit 2.6.14, 4.21.7 (823,407,416) (672,349,226) Total Stockholders’ Equity 157,409,549 244,875,943 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY 2,396,932,263 2,556,254,216 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 101 ›› Consolidated Balance Sheet (IFRS)

The Company Group Management Report **Financial Statements** Additional Information 102
›› Consolidated Statement of Changes in Stockholders' Equity (IFRS)

Consolidated Statement of Changes in Stockholders' Equity (IFRS)

	Note	Common Stock		Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
		Shares	€	Shares	€	€	€	€	€
Balance as of January 1, 2020		**31,957,958**	**31,957,958**	**225,800**	**(8,357,250)**	**628,176,568**	**(1,295,718)**	**(255,779,786)**	**394,701,772**
Capital Increase, Net of Issuance Cost		907,441	907,441	0	0	79,590,657	0	0	80,498,098
Equity Component of the Convertible Bond		0	0	0	0	36,483,050	0	0	36,483,050
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	7,455,761	0	0	7,455,761
Exercise of Convertible Bonds Issued to Related Parties		24,647	24,647	0	0	760,976	0	0	785,623
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0	(94,386)	3,488,506	(3,488,506)	0	0	0
Reserves:									
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	1,260,132	0	1,260,132
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	2,247,005	0	2,247,005
Consolidated Net Profit		0	0	0	0	0	0	97,890,576	97,890,576
Total Comprehensive Income		**0**	**0**	**0**	**0**	**0**	**3,507,137**	**97,890,576**	**101,397,713**
Balance as of December 31, 2020		**32,890,046**	**32,890,046**	**131,414**	**(4,868,744)**	**748,978,506**	**2,211,419**	**(157,889,210)**	**621,322,017**
Balance as of January 1, 2021		**32,890,046**	**32,890,046**	**131,414**	**(4,868,744)**	**748,978,506**	**2,211,419**	**(157,889,210)**	**621,322,017**
Capital Increase, Net of Issuance Cost		1,337,552	1,337,552	0	0	83,301,053	0	0	84,638,605
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	2,587,931	0	0	2,587,931
Exercise of Stock Options Issued		4,345	4,345	0	0	236,889	0	0	241,234
Transfer of Treasury Stock for Long-Term Incentive Programs	5.1	0	0	(48,260)	1,783,690	(1,783,690)	0	0	0
Reserves:									
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	50,546,172	0	50,546,172
Consolidated Net Loss		0	0	0	0	0	0	(514,460,016)	(514,460,016)
Total Comprehensive Income		**0**	**0**	**0**	**0**	**0**	**50,546,172**	**(514,460,016)**	**(463,913,844)**
Balance as of December 31, 2021		**34,231,943**	**34,231,943**	**83,154**	**(3,085,054)**	**833,320,689**	**52,757,591**	**(672,349,226)**	**244,875,943**
Balance as of January 1, 2022		**34,231,943**	**34,231,943**	**83,154**	**(3,085,054)**	**833,320,689**	**52,757,591**	**(672,349,226)**	**244,875,943**
Capital Increase, Net of Issuance Cost	2.6.14, 4.21.1, 4.21.5	0	0	0	0	0	0	0	0
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	1,022,786	0	0	1,022,786
Exercise of Stock Options Issued	2.6.14, 5.1	0	0	0	0	0	0	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	2.6.14, 5.1	0	0	(17,174)	634,751	(634,751)	0	0	0
Reserves:									
Foreign Currency Translation Differences from Consolidation	4.21.6	0	0	0	0	0	62,569,010	0	62,569,010
Consolidated Net Loss	4.21.7	0	0	0	0	0	0	(151,058,190)	(151,058,190)
Total Comprehensive Income		**0**	**0**	**0**	**0**	**0**	**62,569,010**	**(151,058,190)**	**(88,489,180)**
Balance as of December 31, 2022		**34,231,943**	**34,231,943**	**65,980**	**(2,450,303)**	**833,708,724**	**115,326,601**	**(823,407,416)**	**157,409,549**

The Notes are an integral part of these consolidated financial statements.

The Company | Group Management Report | Financial Statements | Additional Information
›› Consolidated Statement of Cash Flows (IFRS)
103

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2022	2021	2020
Operating Activities:				
Consolidated Net Profit / (Loss)		(151,058,190)	(514,460,016)	97,890,576
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:				
Impairments of Assets	4.7, 4.8, 4.10, 4.11	7,805,764	235,916,060	16,480,272
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	4.8, 4.9, 4.10	10,535,414	10,090,958	8,329,559
Net (Gain) / Loss of Other Financial Assets	4.2	(3,205,253)	(3,376,711)	21,780,429
(Income) from Reversals of Impairments / Impairments on Financial Assets	4.1, 4.2, 6.4.1	12,000	(316,000)	702,000
Net (Gain) / Loss on Derivative Financial Instruments		(212,445)	3,495,651	4,252,171
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	4.19	(301,066,774)	(16,007,722)	(36,551,618)
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	4.20	(46,764,425)	42,766,283	0
Non Cash Effective Change of Bonds	4.18	12,502,457	12,055,784	2,453,561
(Income) from Reversals of Impairments on Inventories		0	0	(13,270,968)
Gain from Deconsolidation of Subsidiaries		0	0	(379,173)
Share-based Payment	3.3.4, 5.1	3,638,977	2,585,426	8,955,307
Non Cash Income from Capitalization of Investment in Associates	4.12	(19,874,779)	0	0
Share of Loss of Associates accounted for using the Equity Method	4.12	4,305,026	0	0
Income Tax (Benefit) / Expenses	3.5	168,578,523	(76,590,860)	(75,398,566)
Changes in Operating Assets and Liabilities:				
Accounts Receivable	4.3	(18,165,270)	10,532,824	(69,619,751)
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	4.4, 4.5, 4.6, 4.7	(11,924,577)	(30,348,390)	(8,485,396)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	4.9, 4.14, 4.15	(21,092,954)	(90,815,610)	77,505,284
Contract Liability	4.16	(252,594)	(2,363,139)	930,004
Income Taxes Paid		**(466,161)**	**(64,609,622)**	**(303,974)**
Net Cash Provided by / (Used in) Operating Activities		**(366,705,261)**	**(481,445,084)**	**35,269,717**
Investing Activities:				
Cash Payments to Acquire Other Financial Assets		(1,884,857,008)	(2,188,341,595)	(1,745,700,529)
Cash Receipts from Sales of Other Financial Assets		2,240,651,170	2,591,975,683	900,777,383
Cash Payments for Derivative Financial Instruments		0	(3,495,651)	(4,950,427)
Cash Receipts from Derivative Financial Instruments		212,445	0	1,094,522
Acquisitions, Net of Cash Acquired		0	(1,206,609,948)	0
Cash Payments to Acquire Property, Plant and Equipment	4.8	(1,932,486)	(3,810,210)	(4,455,323)
Cash Receipts from Sales of Property, Plant and Equipment		0	0	0
Cash Payments to Acquire Intangible Assets	4.10	(13,296,176)	(22,345,955)	(44,881,207)
Cash Payments for Acquisitions of Shares		0	0	0
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income		0	0	14,804,287
Cash Receipts from Sales of Subsidiaries		0	0	2,477,760
Interest Received		4,225,330	1,617,544	1,210,668
Net Cash Provided by / (Used in) Investing Activities		**345,003,275**	**(831,010,132)**	**(879,622,866)**
Financing Activities:				
Cash Proceeds from Issuing Shares	4.21.1, 4.21.5	0	84,730,022	80,598,468
Cash Payments for Costs from Issuing Shares	4.21.5	0	(91,417)	(100,370)
Cash Proceeds in Connection with Exercised Stock (2021) and Convertible Bonds (2020)	4.21.1, 4.21.5	0	241,234	773,300
Cash Receipts from Financing from Collaborations	4.19	23,774,611	40,004,094	510,186,974
Cash Receipts from Contracts with Royalty Pharma	4.20	295,420,975	1,206,706,749	0
Cash Payments for Costs in Connection with Contracts with Royalty Pharma	4.20	0	(796,003)	0
Cash Proceeds from Issuing Convertible Bonds		0	0	319,946,211
Cash Payments for Principal Elements of Lease Payments	4.9	(3,412,760)	(3,126,348)	(2,786,972)
Interest Paid		(4,365,151)	(4,744,851)	(1,431,487)
Net Cash Provided by / (Used in) Financing Activities		**311,417,675**	**1,322,923,480**	**907,186,124**
Effect of Exchange Rate Differences on Cash		(10,613,041)	2,985,312	3,397,655
Increase / (Decrease) in Cash and Cash Equivalents		279,102,648	13,453,576	66,230,630
Disposal of Cash and Cash Equivalents due to Deconsolidation of Subsidiaries		0	0	(750,000)
Cash and Cash Equivalents at the Beginning of the Period		**123,248,256**	**109,794,680**	**44,314,050**
Cash and Cash Equivalents at the End of the Period		**402,350,904**	**123,248,256**	**109,794,680**

The Notes are an integral part of these consolidated financial statements.

Notes 1 General Information Business Activities and the Company MorphoSys AG ("the Company" or "MorphoSys") is a biopharmaceutical company dedicated to development and commercialization of therapeutics for patients suffering from various cancers. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023. 2 Summary of Significant Accounting Policies 2.1 Basis of Application and Changes in Accounting Standards 2.1.1 Basis of Application These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). All standards and interpretations were applied that were in force as of December 31, 2022 and adopted by the European Union (EU). As of December 31, 2022, there were no standards or interpretations that affected the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 that were in effect, but not yet endorsed into European law. As a result, the consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU. The consolidated financial statements as of the reporting dates of December 31, 2022 and 2021, as well as the periods from January 1 through December 31 for the years 2022, 2021 and 2020, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group. All figures in this report were rounded to the nearest euro, thousand euros or million euros. By virtue of MorphoSys’ business model, the COVID-19 pandemic has had limited impact on MorphoSys’ net assets, financial position and results of operations in 2022. There were no asset impairments to be recognized in connection with COVID-19. Due to the war in Ukraine, clinical trials in Ukraine and Russia were stopped and moved to other countries. This did not have a significant negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. Indirect effects such as rising energy prices, inflation and fluctuating exchange rates also have no material impact on business activities in the past fiscal year. According to the Corporate Sustainability Reporting Directive Implementation Act (CSR-RUG) on the disclosure of non-financial information, companies must, in addition to reporting on material aspects, also disclose related risks that are linked to their own business activities, business relationships, products and services, and that are very likely to have or will have serious negative effects on the material aspects. The Group has not identified any such risks in the financial year under review on a net basis. Unless stated otherwise, the accounting policies set out below, were applied consistently to all periods presented in these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 104 ›› Notes

The Company | Group Management Report | Financial Statements | Additional Information | 105
›› Notes

2.1.2 Changes in Accounting Policies and Disclosures

The accounting standards applied generally correspond to the policies used in the prior year.

New or Revised Standards and Interpretations Adopted for the first Time in the Financial Year

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Impact on MorphoSys
IFRS 3 (A)	Reference to the Conceptual Framework	1/1/2022	yes	none
IAS 16 (A)	Property, Plant and Equipment — Proceeds before Intended Use	1/1/2022	yes	none
IAS 37 (A)	Amended by Onerous Contracts — Cost of Fulfilling a Contract	1/1/2022	yes	none
	Annual Improvements to International Financial Reporting Standards, 2018 – 2020	1/1/2022	yes	none
(A) Amendments				

Standards with the remark "none" do not have an impact on the consolidated financial statements.

New or Revised Standards and Interpretations not yet Mandatorily Applicable

The following new or revised standards that were not yet mandatory in the reporting period and have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with "yes" are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The impact on the consolidated financial statements of the amendments to IAS 1, IAS 8 and IAS 12 are not considered material and, therefore, not explained separately. Standards with the comment "none" are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	1/1/2023	yes	none
IFRS 17 (A)	Initial Application of IFRS 17 and IFRS 9 — Comparative Information	1/1/2023	yes	none
IAS 1 (A)	Disclosure of Accounting Policies	1/1/2023	yes	yes
IAS 8 (A)	Definition of Accounting Estimates	1/1/2023	yes	yes
IAS 12 (A)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1/1/2023	yes	yes
IAS 1 (A)	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants	1/1/2024	no	yes
IFRS 16 (A)	Lease Liability in a Sale and Leaseback	1/1/2024	no	none
(A) Amendments

The Company Group Management Report **Financial Statements** Additional Information 106
›› Notes

2.2 Consolidation Principles

2.2.1 Consolidated Companies and Scope of Consolidation

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as "Constellation," and all entities constitute the "MorphoSys Group" or "Group."

The consolidated financial statements as of December 31, 2022, were prepared by the Management Board on March 14, 2023, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group's Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board) and Sung Lee as Chief Financial Officer. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until August 31, 2023.

Malte Peters, M.D., stepped down as a member of the Management Board with effect from the end of September 30, 2022.

Sung Lee will leave the company and resign as a member of the Management Board with effect from the end of March 17, 2023.

2.2.2 Consolidation Methods

Subsidiaries

The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

Company	Purchase of Shares / Establishment	Included in Basis of Consolidation since
Constellation Pharmaceuticals, Inc., Cambridge, Massachusetts, USA	July 2021	15/7/2021
Constellation Securities Corp., Cambridge, Massachusetts, USA	July 2021	15/7/2021
MorphoSys US Inc., Boston, Massachusetts, USA	July 2018	2/7/2018

These subsidiaries are fully consolidated as they are direct or indirect wholly owned subsidiaries. MorphoSys controls the subsidiaries due to its full power over the investees. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investees. MorphoSys also has unlimited capacity to exert power over the investees to influence its returns.

The Group does not have any entities consolidated as joint ventures using the equity method.

The assets and liabilities of the fully consolidated international entities are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Upon consolidation, the carrying amounts of the parent company's investments in each subsidiary are offset against the parent's share in the equity of each subsidiary. Inter-company assets and liabilities, income and expenses, and profits or losses arising from transactions between Group companies are eliminated in full.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group's share of post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Where the Groups' share of losses in an equity-accounted investment equals or exceeds its interest in the entity (including any other long-term interest that is attributable to the net investment in the investee in substance, the Group does not recognize further losses, unless it has incurred legal and constructive obligations or made payments on behalf of the investee.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the Group's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the impairment method described in Note 2.6.9 "Impairment of Non-Financial Assets" in the consolidated financial statements as of December 31, 2022. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of events that occurred after the initial recognition of the net investment and that loss events have an impact on the estimated future cash flows from the net investment that can be reliably estimated. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. 2.3 Principles of Foreign Currency Translation The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency. The items included in the financial statements of each entity are measured using that functional currency. Transactions and Balances Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in other income or expenses. For monetary items relating to investing and financing activities, differences are recognized in finance income or finance expenses. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Group Companies On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in “Other Comprehensive Income Reserve” (equity). 2.4 Key Estimates and Assumptions In preparing the consolidated financial statements, it is necessary to make estimates and assumptions that affect the carrying amounts of assets, liabilities and contingent liabilities at the balance sheet date and the amounts of income and expense recognized in the period under report. The actual results may differ from these estimates. The estimates and underlying assumptions are subject to continuous review and are based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results. The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below. Revenues Revenues from product sales, royalties, license fees, milestones are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.5.1. Accruals in connection with revenues from product sales are also affected by estimates and assumptions. Impairment of Financial Assets Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period. Financial Liabilities from Collaborations For details on estimates and assumptions in connection with financial liabilities from collaborations refer to Note 4.19. Leases In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. Licenses for Marketed Products The acquired licenses are amortized over their estimated useful life. An impairment loss is recognized when events or changes in circumstances indicate that the licenses are impaired. Intangible assets not yet available for use and Goodwill The Group performs an annual review to determine whether in-process R&D programs (intangible assets not yet available for use) or goodwill are subject to impairment in accordance with the accounting policies discussed in Note 2.6.9. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 4.10 and 4.11). Accruals The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs. The Company Group Management Report Financial Statements Additional Information 107 ›› Notes

Financial Liabilities from Future Payments to Royalty Pharma For details on estimates and assumptions in connection with the financial liabilities from future payment to Royalty Pharma refer to Note 4.20. Income Taxes Income taxes comprise taxes levied in the individual countries on taxable profit and changes in deferred taxes. The income taxes reported are recognized on the basis of the statutory regulations in force or enacted as of the reporting date in the amount in which they are expected to be paid or refunded. Deferred taxes are recognized for tax- deductible or temporary taxable differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base, as well as for tax effects arising from consolidation measures and tax reduction claims arising from loss carryforwards that are likely to be realized in subsequent years. Goodwill is excluded. The assessment of the recoverability of deferred tax assets considers the currently achieved total results of a legal entity as well as the expected future taxable results, derived from the corporate planning. The recognition of deferred tax assets on tax loss carryforwards requires management to make estimates and judgments about the amount of future taxable profit available against which the tax loss carryforwards can be utilized. Deferred tax assets on loss carryforwards are only recognized to the extent that sufficient taxable income is expected in the future. Uncertain tax positions are analyzed on an ongoing basis and, if taxes are sufficiently probable, risk provisions are recognized in an appropriate amount in each case. Uncertainties arise, among other things, from matters that are being discussed in ongoing tax audits but have not yet resulted in final findings or are under discussion due to disputed legal situations or new case law. As the estimates can change over time, for example, as a result of findings in the course of the tax audit or current case law, there will also be a corresponding effect on the amount of the required assessment of the risk provision. The amount of the expected tax liability or tax receivable reflects the amount representing the best estimate or the expected value, taking into account any existing tax uncertainties. For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and these include the profit forecasts of the respective legal entities and the assessment of convincing evidence in the context of IAS 12.35 to overcome a history of losses. 2.5 Accounting Policies applied to Line Items of the Statement of Profit or Loss 2.5.1 Revenues and Revenues Recognition Recognizing revenue from contracts with customers requires the following five-stage approach: • Identification of the contract • Identification of performance obligations • Determination of the transaction price • Allocation of the transaction price • Revenue recognition The Group’s revenues typically include revenue from product sales, royalties, license fees, milestone payments and service fees. Revenues from Product Sales Revenues from the sale of MorphoSys products are recognized at the transaction price at the time the customer obtains control of the product. This is defined as the point at which the customer receives the product. As a result, revenues are recognized based on a specific point in time. The transaction price represents the consideration expected by MorphoSys in exchange for the product and takes into account variable components. The variable consideration is only included in the transaction price if it is highly probable that there will not be a subsequent material adjustment to the transaction price. The most common elements of variable consideration related to product sales at MorphoSys are listed below and are determined according to the expected value approach. • Rebates and discounts agreed with government agencies, buying groups, specialty distributors and specialty pharmacies are accrued and deducted from revenues at the time the related revenues are recognized. They are calculated based on actual discounts and rebates granted, specific regulatory requirements, specific terms in individual agreements, product pricing and/or the anticipated sales channel mix. Because the Company recognizes revenue upon transfer of control of the product to specialty distributors and specialty pharmacies, and not upon transfer to the end-user (patient), for certain rebates the Company is required to estimate the mix of product sales between its sales channels in determining the amount of rebate that will ultimately be paid. • Discounts offered to customers are intended to encourage prompt payment and are deferred and recognized as revenue deductions at the time the related revenues are recognized. • Accruals for product returns are recognized as revenue deductions at the time the corresponding revenues are recognized. Variable consideration is deducted from trade receivables, in case these are directly paid to the direct customer. In case payments are to be made to another party, these are presented as accruals. Accruals for revenue deductions are adjusted to the actual amounts when rebates and discounts and cash discounts are realized. The accruals represent estimates of the related obligations, meaning that management’s judgment is required in estimating the impact of these revenue deductions. Royalties Revenue recognition for royalties (income based on a percentage of sales of a marketed product) is based on the same revenue recognition principles that apply to sales- based milestones, as described below. The Company Group Management Report Financial Statements Additional Information 108 ›› Notes

License Fees and Milestone Payments The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term. Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Sales-based milestone payments included in contracts for IP licenses are considered by the Group to be sales-based license fees because they are solely determined by the sales of an approved drug. Accordingly, such milestones are recognized as revenue once the sales of such drugs occur or at a later point if the performance obligation has not been fulfilled. Service Fees Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided. If a Group company acts as an agent, revenues are recognized on a net basis. Agreements with multiple Performance Obligations A Group company may enter into agreements with multiple performance obligations that include both licenses and services. In such cases, an assessment must be made as to whether the license is distinct from the services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative stand-alone selling price of the performance obligations in the agreement. The Group company estimates stand-alone selling prices for goods and services not sold separately on the basis of comparable transactions with other customers. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain. Principal-Agent Relationships In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is, therefore, an agent, include, but are not limited to, the following criteria: • Another party is primarily responsible for fulfilling the contract. • The company does not have inventory risk. • The company does not have discretion in establishing the price. No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company’s control needs to be substantive; obtaining the legal title to a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment. Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer because the contract parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug. 2.5.2 Cost of Sales The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, impairments and scheduled depreciation and other expenses for intangible assets, costs for external services as well as other costs. Cost of sales are recognized as an expense as incurred. 2.5.3 Operating Expenses Operating expenses are allocated to the functional costs on the basis of cost centers or percentage allocation keys. Research and Development Expenses Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred. Development costs are recognized as an The Company Group Management Report Financial Statements Additional Information 109 ›› Notes

intangible asset when the criteria such as the probability of expected future economic benefits, as well as the reliability of cost measurement, are met. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. This line item contains personnel expenses, consumable supplies, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. Selling Expenses The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities. General and Administrative Expenses The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. Expenses through Share-based Payment Transactions and Issue of Convertible Instruments The Group spreads the compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. Personnel expense is recognized in the respective functional area to which the beneficiary is allocated. Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). Additional information can be found in Note 5. 2.5.4 Income Tax Benefit / Expenses Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax returns are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Current taxes reflect the expected tax liability on the taxable income for the year, based on the enacted or substantially enacted tax rates, as well as adjustments to the tax liability for previous years. Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carryforwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority, and the entity has a legally enforceable right to offset current tax assets against current tax liabilities according to their maturity. Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group records a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized. The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Given the potential significance surrounding the underlying estimates and assumptions, group-wide policies and procedures have been designed to ensure consistency and reliability around the recoverability assessment process. Forecast operating results are based upon approved business plans, which are themselves subject to a well-defined process of control. As a matter of policy, especially strong evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding period. Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity, and changes recognized in connection with a business combination, where the purchase price allocation results in deferred tax assets and liabilities being recognized as an offset against goodwill. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized. 2.5.5 Earnings per Share The Group reports basic and diluted earnings per share. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options and restricted stock units granted to the Management Board and employees and convertible bonds. The potentially dilutive shares are The Company Group Management Report Financial Statements Additional Information 110 ›› Notes

excluded from the calculation of the dilutive earnings per share, if the dilutive effect would result in a decline in the loss per share for the respective year. 2.6 Accounting Policies applied to Line Items of the Balance Sheet The balance sheet is presented on the basis of the current/ non-current distinction. Current assets and liabilities are those that are due within a period of one year. Regardless of their maturity, accounts receivable, accounts payable and inventories are also deemed to be current if they are due or sold within the normal course of a business cycle, which can be longer than one year. Deferred taxes are presented as non-current assets and liabilities. 2.6.1 Financial Instruments A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities comprise non-derivative and derivative receivables and payables. The Group recognizes financial instruments at the point in time when it becomes the contractual party of the instrument. A normal market purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the obligation to buy or sell the asset was entered into. On initial recognition, the Group measures financial assets and financial liabilities at fair value, with the exception of trade receivables without a significant financing component, which are measured at the transaction price specified in Note 2.5.1. When the financial asset is not subsequently measured at fair value in profit or loss, transaction costs directly attributable to the acquisition of that asset will be added to the fair value. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss. Direct attributable transaction costs are deducted from the fair value if they are attributable to financial liabilities measured at amortized cost. Transaction costs are recognized directly in profit or loss if they are related to the issue of financial liabilities measured at fair value. Financial assets and liabilities are offset only when it is currently legally enforceable to offset the amounts and there is an intention to do so. The Group does not perform offsetting. Financial Assets Classification, Measurement and Disclosure The Group's financial assets include both debt instruments and equity instruments. A debt instrument is a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The classification of financial assets (debt instruments) for subsequent measurement depends on the Group’s business model for managing the financial assets and the asset’s cash flow characteristics. The business model reflects how the Group manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. A financial asset can give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This SPPI test involves an assessment of whether the cash flows of the instrument consist solely of payments of interest and principal. Interest is typically consideration for the time value of money and credit risk. Payments of principal are payments on the principal amount outstanding. Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost (AC). Interest income from these financial assets is recognized in finance income using the effective interest method. Negative interests are recognized in Finance Expense. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss. The Group's financial assets at amortized cost comprise the balance sheet item "Cash and Cash Equivalents", part of the balance sheet item "Other Financial Assets" (term deposits), the balance sheet item "Accounts Receivable" and part of the balance sheet item "Prepaid Expenses and Other Assets" (restricted cash for e.g. rental deposits). The Group considers all bank balances, cash in hand and short-term deposits with a maturity of three months or less from the date of acquisition to be cash and cash equivalents. Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income (FVOCI). The Group does not hold any financial assets that are measured at fair value through other comprehensive income. Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss” (FVTPL) Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in other income/ expenses or the finance result in the period in which they occur. The Group's financial assets measured at fair value through profit or loss include part of the balance sheet item "Other Financial Assets" (money market funds) and the balance sheet item "Financial Assets from Collaborations". Derivatives with a positive fair value are recorded in the balance sheet item "Other Receivables" and derivatives with a negative fair value are recorded in the balance sheet item "Other Liabilities". The Company Group Management Report Financial Statements Additional Information 111 ›› Notes

MorphoSys does not apply hedge accounting. The Group reclassifies debt instruments only in case when there is a change in the business model for managing such assets. For investments in equity instruments that are not held for trading, classification depends on whether the Group has irrevocably elected, at the time of initial recognition when the instrument is acquired, to measure the equity instruments at fair value through other comprehensive income. If this option is not exercised, equity instruments are measured at fair value through profit or loss. The Group has exercised the option to measure all equity instruments held at fair value through other comprehensive income. As a result, after derecognition of such an instrument, no subsequent reclassification of these gains and losses to the consolidated income statement takes place. Dividends from such instruments continue to be recognized in profit or loss under other income when the Group's right to receive payment is established. Equity instruments include the equity investments made by the Group. Impairment and Reversal of Impairment Financial assets in the categories measured at amortised cost (AC) and at fair value through other comprehensive income (FVOCI) require the calculation of an impairment loss, which is recognized on the basis of expected credit losses. A distinction is made between a general and a simplified impairment model. Impairment losses on financial instruments are reported under impairment losses on financial assets. Reversals of impairment are recognized in income from reversals of impairment losses. Impairment losses on trade receivables are reported in other expenses. Amounts, which were written off previously, but are received in subsequent periods, are recognized in other income. Financial Instruments according to General Expected Credit Loss Model The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. When a debt instrument is recognized for the first time, an impairment loss is recognized in the amount of the expected loss for twelve months. The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). Where the expected lifetime of an asset is less than twelve months, expected losses are measured at its expected lifetime. Expected credit losses are based on the contractual cash flows multiplied by the premium of a credit default swap according to the expected maturity of the contracting party (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument or if the amount is more than 30 days overdue (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that the interest as of this date is accrued based on the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3). Financial Instruments according to Simplified Expected Credit Loss Model In the case of accounts receivable, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the event of objective evidence of impairment of trade receivables, such assets are reported as credit-impaired and the expected loss is calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3). All accounts receivable were aggregated to measure the expected credit losses. All accounts receivable are currently due from customers in the pharmaceutical industry with similar credit risk profiles. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually. Objective indications of the impairment of financial instruments may result from an overdue period of more than 90 days, significant financial difficulties on the part of the issuer or debtor, a breach of contract such as a default or delay in interest or principal payments, an increased probability of insolvency or other reorganization proceedings, or the disappearance of an active market for a financial asset due to financial difficulties. Financial instruments are impaired if, based on a reasonable estimate, they are not expected to be realized and one of the objective indications occurs. An indicator that there is no reasonable expectation of recovery is, among other things, when internal or external information indicates that the Group will not receive the outstanding contractual amounts in full. This is generally assumed if financial instruments are more than two years overdue. Derecognition Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial Liabilities Classification, Measurement and Disclosure Contracts for liabilities are examined to determine whether they are only equity or only debt in nature or contain components of both. If the economic substance of the contractual agreement contains both components, they The Company Group Management Report Financial Statements Additional Information 112 ›› Notes

are recognized separately as equity instruments and as financial liabilities. Financial liabilities are classified in the following categories: • Financial liabilities at fair value through profit or loss • Financial liabilities at amortized cost Subsequent measurement at fair value through profit or loss (FVTPL) can be irrevocably designated upon initial recognition or is performed for derivatives with a negative fair value. Gains or losses arising from changes in fair value are recognized in profit or loss in finance income/expenses. The Group does not make a designation for measurement at fair value. Financial liabilities measured at amortized cost (FLAC) are measured using the effective interest method. Gains and losses are recognized in the income statement in other income/expenses or in finance income/expenses using the effective interest method. For financial liabilities measured at amortized cost, an assessment is made at initial recognition as to whether separable embedded derivatives have been agreed in the contract. Embedded derivatives must be separated and recognized separately at fair value through profit or loss unless their terms are closely related to the host contract. The Group's financial liabilities measured at amortized cost include trade payables (part of the balance sheet item "Accounts Payable and Accruals"), the balance sheet items "Financial Liabilities from Collaborations" and the balance sheet items "Financial Liabilities from Future Payments to Royalty Pharma". For contracts with equity and liability components, the fair value of the liability component is determined at the time of initial recognition using the market interest rate applicable to comparable instruments. This amount is recognized as a financial liability measured at amortized cost until the contract is settled or becomes due. The component classified as equity is determined by the difference between the total value of the contract and the fair value of the liability component. The resulting amount, net of income tax effects, is recognized as part of equity in additional paid-in capital and is not adjusted in subsequent periods. Transaction costs associated with the instrument are allocated between the two components based on the allocation of proceeds. Transaction costs attributable to the debt component are deducted from the carrying amount of the debt component and are amortized over the life of the contract using the effective interest method. Such a contract includes the convertible bond in the balance sheet item "Bonds". The exercise of the conversion option does not give rise to a gain or loss, but rather to a derecognition of the liability and a recognition of equity. All amounts on financial liabilities at amortized cost that are payable within the next twelve months, are reported as a current liability. For bonds the undiscounted cash flows within the next twelve are considered as current. For the financial liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma the planned payments in the next twelve months are discounted to determine the current liability. Derecognition A financial liability is derecognized when the underlying obligation is discharged, cancelled or expires. 2.6.2 Income Tax Receivables Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld to the nominal value without discount. 2.6.3 Inventories Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first- in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take purchase price reductions into account, such as bonuses and discounts. Manufacturing costs comprise all directly attributable costs as well as reasonably allocated overhead. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies, as well as unfinished and finished goods. Inventory of tafasitamab used for clinical trials or research activities are presented as other current assets and once it is used costs are recognized in the income statement under research and development expenses when consumed. 2.6.4 Prepaid Expenses and Other Assets Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Measurement is at nominal value or acquisition cost less impairments. 2.6.5 Property, Plant and Equipment Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 4.8) and any impairment losses (see Note 2.6.9). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of The Company Group Management Report Financial Statements Additional Information 113 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 114
›› Notes

either the asset's estimated useful life or the remaining term of the lease.

Asset Class	Useful Life	Depreciation Rates
Office Equipment	8 to 13 years	13% - 8%
Laboratory Equipment	4 to 8 years	25% - 13%
Low-value Office and Laboratory Equipment	Immediately	100 %
Computer Hardware	3 to 5 years	33% - 20%
Permanent Improvements to Property/Buildings	10 years	10 %

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.

Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs.

2.6.6 Leases

For lessees, a uniform approach is applied to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group's use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet.

Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement and the amortization is recognized in profit or loss.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee's incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment.

In subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest expense on the lease liability and reduced to reflect the lease payments made. Each lease installment is separated into a repayment portion and a financing expense portion. Finance expenses are recognized in profit or loss over the term of the lease.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities.

For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application. Accordingly, no right-of-use assets or lease liabilities are recognized; instead, the lease payments are recognized as an expense over the term of the lease.

Impairment losses are recognized in accordance with the principles described in Note 2.6.9.

2.6.7 Intangible Assets

Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the corresponding recognition criteria are met.

Development costs are capitalized as intangible assets when the corresponding capitalization criteria have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in cost of sales or research and development expenses.

Expenses to be classified as research expenses are allocated to research and development expenses.

Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.

Patents

Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH was recorded at the fair value at the time of acquisition, less accumulated amortization in subsequent measurement (useful life of 10 years).

The Company Group Management Report Financial Statements Additional Information 115
›› Notes

Licenses

The Group has acquired license rights from third parties by making upfront license payments, paying annual fees to maintain the license and paying fees for sublicenses. The Group amortizes upfront license payments on a straight-line basis over the estimated useful life of the acquired license (8 to 13 years). The amortization period and method are reviewed at the end of each financial year. Sublicense fees are amortized on a straight-line basis over the term of the contract or the estimated useful life of the collaboration for contracts without a set duration.

Licenses for Marketed Products

The balance sheet item contains prepaid license fees and milestone payments for Monjuvi that are subsequently paid after the milestones have been reached. The Group amortizes those payments over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account.

In-Process R&D Programs

This line item contains capitalized payments from the in-licensing of compounds, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, intangible assets identified in a business combination are included in this balance sheet item. No market approvals have been granted for those compounds.

Internally Generated Intangible Assets

Certain development costs related to tafasitamab and Monjuvi have been capitalized as internally generated intangible assets, as the recognition criteria, as stated above, are met. The development of these assets is currently not yet completed and therefore they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test.

Software

Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10 %
Licenses and Licenses for Marketed Products	8 - 24 years	13% - 4%
In-process R&D Programs and Internally Generated Intangible Assets	Not yet amortized, Impairment Only	–
Software	3 to 5 years	33% - 20%

2.6.8 Goodwill

Goodwill is recognized from business combinations. Goodwill is tested annually for impairment (see Notes 2.6.9 and 4.11).

2.6.9 Impairment of Non-Financial Assets

The carrying amounts of the Group's non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset's recoverable amount and the inventory's net realizable value are estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lives or are not yet available for use, the recoverable amount is estimated at the same time each year or determined on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value-in-use or its fair value less the cost of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purposes of impairment testing, assets that cannot be tested individually are grouped into the smallest group of assets that generates cash flows from ongoing use that are largely independent of the cash flows of other assets or CGUs. Goodwill acquired in a business combination may be allocated to groups of CGUs that are expected to benefit from the combination's synergies.

The Group's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and are tested for impairment as part of the impairment testing of the CGU that was allocated the corporate asset.

Impairment losses are recognized in profit or loss. Goodwill impairment cannot be reversed. For all other assets, the impairment recognized in prior periods is assessed on each reporting date for any indications that the losses decreased or no longer exist. Impairment is reversed when there has been a change in the estimates used to determine the recoverable amount. Impairment losses can only be reversed to the extent that the asset's carrying amount does not exceed the carrying amount net of depreciation or amortization that would have been determined if an impairment had not been recognized.

2.6.10 Accounts Payable, Accruals and Provisions

Accounts payable are presented in Note 2.6.1 under financial liabilities at amortized cost.

Accruals and provisions are recognized for obligations to third parties arising from past events that are uncertain in their timing or amount. Furthermore, accruals and provisions are only recognized for legal or factual obligations to third parties if the event's occurrence is more likely than not. Accruals and provisions are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals and provisions is recorded in the finance result. The measurement of accruals and provisions is based on past experience and considers the circumstances in existence on the reporting date. These non-financial liabilities with a maturity of more than one year are discounted to their present value. The difference between accruals and provisions is generally due to significantly less uncertainty in the amount and timing of the accrued liabilities. 2.6.11 Contract Liabilities Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. For current contract liabilities, the corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date. 2.6.12 Tax Liabilities Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. 2.6.13 Deferred Taxes Deferred tax assets and liabilities are calculated using the liability method, which is commonly used internationally. Under this method, taxes expected to be paid or recovered in subsequent financial years are based on the applicable tax rate at the time of recognition. Deferred tax assets and liabilities are recorded separately in the balance sheet and take into account the future tax effect resulting from temporary differences between carrying amounts in the balance sheet for assets and liabilities and tax loss carryforwards. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and their maturity and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets and liabilities may not be discounted. Deferred tax assets on loss carryforwards and temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets. In assessing the recoverability of deferred tax assets, only the effects on earnings of the reversal of temporary differences arising from deferred tax liabilities and the planned results from operating activities are taken into account. The planned results are based on internal forecasts of the future earnings situation of the respective Group company for the assessment of recoverability in the case of loss carryforwards and the long-term planning of the respective company for the assessment of recoverability in the case of temporary differences. If there are doubts about the realizability of the loss carryforwards, no corresponding deferred tax assets are recognized in individual cases, or deferred tax assets already recognized are impaired. The tax deferrals recognized are subject to ongoing reviews of the underlying assumptions. Changes in assumptions or circumstances may necessitate adjustments, which may result in additional tax deferrals or their reversal. Deferred tax assets and liabilities are offset if they relate to the same tax authority, and the right to offset current tax assets and liabilities is legally enforceable. Deferred tax assets and liabilities are recognized on an undiscounted basis. If the items underlying the temporary differences, or tax expenses and income respectively, are recognized directly in equity respectively in other comprehensive income, this also applies to the current taxes or deferred tax assets and liabilities attributable thereto. 2.6.14 Stockholders' Equity Common Stock Ordinary shares are classified as stockholders’ equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from stockholders’ equity. Treasury Stock Repurchases of the Company’s own shares at prices quoted on an exchange or at market value are recorded in this line item as a deduction from common stock. When common stock recorded as stockholders’ equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from stockholders’ equity net of taxes and classified as treasury shares. When treasury shares are subsequently sold or reissued, the proceeds are recognized as an increase in stockholders’ equity, and any difference between the proceeds from the transaction and the initial acquisition costs is recognized in additional paid-in capital. The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock,” which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Note 5.1. The Company Group Management Report Financial Statements Additional Information 116 ›› Notes

Additional Paid-In Capital Additional paid-in capital mainly consists of personnel expenses resulting from the grant of share-based payments, the conversion option of the convertible bonds classified as equity, as well as the proceeds from newly created shares in excess of their nominal value. Other Comprehensive Income Reserve The line item “Other Comprehensive Income Reserve” includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss. Accumulated Deficit The “Accumulated Deficit” line item consists of the Group’s accumulated consolidated net profits/losses. A separate measurement of this item is not made. The Company Group Management Report Financial Statements Additional Information 117 ›› Notes

3 Notes to the Statement of Profit or Loss 3.1 Revenues and Revenues Recognition in 000' € 2022 2021 2020 Product Sales, Net 84,899 66,861 22,983 Royalties 99,871 65,576 42,467 License Fees 56,389 43 236,094 Milestone Payments 3,216 19,952 4,825 Service Fees 19,365 19,726 21,329 Other 14,527 7,454 0 Licenses, Milestones and Other 93,497 47,175 262,248 Total 278,267 179,612 327,698 The following overview shows the Group’s regional distribution of revenue on the basis of the customer location: in 000' € 2022 2021 2020 Germany 0 0 0 Europe and Asia 29,336 23,328 8,640 USA and Canada 248,931 156,284 319,058 Total 278,267 179,612 327,698 The following overview shows the timing of the satisfaction of performance obligations: in 000' € 2022 2021 2020 At a Point in Time 278,195 179,569 327,438 Over Time 72 43 260 Total 278,267 179,612 327,698 Of the total revenues generated in 2022, a total of € 103.1 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2021: € 85.5 million; 2020: € 47.1 million). 3.2 Cost of Sales Cost of sales consisted of the following: in 000' € 2022 2021 2020 Expensed Acquisition or Production Cost of Inventories 28,765 12,618 5,564 Personnel Expenses 9,530 11,630 11,054 Impairment (+) and Reversals of Impairment (-) on Inventories 0 0 (9,933) Impairment, Amortization and Other Costs of Intangible Assets 9,785 7,409 2,251 External Services 31 289 128 Depreciation and Other Costs for Infrastructure 404 221 98 Other Costs 105 28 12 Total 48,620 32,195 9,174 3.3 Operating Expenses 3.3.1 Research and Development Expenses Research and development expenses consisted of the following: in 000' € 2022 2021 2020 Personnel Expenses 64,952 65,941 32,331 Impairment (+) and Reversals of Impairment (-) on Inventories 0 0 (3,338) Consumable Supplies 3,817 4,055 3,239 Impairment, Amortization and Other Costs of Intangible Assets 14,799 7,859 18,144 External Services 198,054 131,467 77,827 Depreciation and Other Costs for Infrastructure 10,779 11,773 8,669 Other Costs 5,411 4,116 2,498 Total 297,812 225,211 139,370 3.3.2 Selling Expenses Selling expenses consisted of the following: in 000' € 2022 2021 2020 Personnel Expenses 48,562 63,517 52,823 Consumable Supplies 49 86 125 Amortization of Intangible Assets 162 138 8 External Services 35,826 51,265 50,727 Depreciation and Other Costs for Infrastructure 1,523 870 700 Other Costs 6,280 5,667 3,360 Total 92,402 121,543 107,743 The Company Group Management Report Financial Statements Additional Information 118 ›› Notes

3.3.3 General and Administrative Expenses General and administrative expenses consisted of the following: in 000' € 2022 2021 2020 Personnel Expenses 32,454 32,589 29,892 Consumable Supplies 115 88 565 Amortization of Intangible Assets 1,213 596 55 External Services 18,595 35,892 15,557 Depreciation and Other Costs for Infrastructure 5,002 6,885 4,084 Other Costs 2,765 2,242 1,250 Total 60,144 78,292 51,403 3.3.4 Personnel Expenses Personnel expenses consisted of the following: in 000' € 2022 2021 2020 Wages and Salaries 136,673 158,094 107,841 Social Security Contributions 12,778 11,191 8,043 Share-based Payment Expense 3,681 2,585 8,955 Other 2,366 1,807 1,261 Total 155,498 173,677 126,100 The cost of defined contribution plans amounted to € 4.3 million in 2022 (2021: € 2.8 million; 2020: € 0.8 million). The following average number of employees were employed in the various functions in recent fiscal years. 2022 2021 2020 Production 7 7 0 Research and Development 438 440 329 Selling 72 108 124 General and Administrative 130 123 111 Total 647 678 564 At December 31, 2022 the number of employees amounted to 629 (December 31, 2021: 732; December 31, 2020: 615). 3.3.5 Impairment of Goodwill In the financial year 2022, no impairment loss (2021 € 230.7 million; 2020: € 2.1 million) was recognized on goodwill. 3.4 Other Income and Expenses, Finance Income and Finance Expenses The other income is shown in the following overview. in 000' € 2022 2021 2020 Gain from Deconsolidation of Lanthio Entities 0 0 379 Gain on Foreign Exchange 11,426 7,640 13,656 Grant Income 0 5 61 Income from Other Items 539 545 489 Other Income 11,965 8,190 14,585 The other expenses are shown in the following overview. in 000' € 2022 2021 2020 Loss on Foreign Exchange (15,030) (5,944) (4,581) Expenses from Other Items (554) (425) (594) Other Expenses (15,584) (6,369) (5,175) The finance income is shown in the following overview. in 000' € 2022 2021 2020 Foreign Exchange Gains 14,260 18,782 7,160 Gains from Measurement at Fair Value 7,596 15,231 83,654 Income from Carrying Amount Adjustments of Financial Liabilities at Amortized cost 385,592 61,876 0 Interest Income 4,618 723 1,233 Finance Income 412,066 96,612 92,047 The Company Group Management Report Financial Statements Additional Information 119 ›› Notes

The Company | Group Management Report | Financial Statements » Notes | Additional Information | 120

The finance expenses are shown in the following overview.

in 000' €	2022	2021	2020
Foreign Exchange Losses	(45,645)	(46,297)	(31,694)
Losses from Measurement at Fair Value	(545)	(4,247)	(19,313)
Effective Interest Expenses from Financial Liabilities at Amortized Cost	(112,717)	(62,252)	(17,783)
Expenses from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	(2,917)	(64,846)	(24,565)
Other Interest Expenses	(2,752)	(2,415)	(1,021)
Interest Expenses on Lease Liabilities	(1,051)	(1,157)	(1,174)
Bank Fees	(271)	(242)	(664)
Finance Expenses	**(165,898)**	**(181,456)**	**(96,214)**

The explanation of the main components of financial income and financial expenses can be found in Note 4.19 and 4.20 of these notes.

3.5 Income Tax Benefit / Expenses

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company's corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined tax rate of 26.675%.

The US tax group, comprising of MorphoSys US Inc. and Constellation is subject to Federal Corporate Income Tax of 21.0% and State Income Tax. State Income Taxes reflected a mix of various state tax rates and resulted in an average state tax rate of 6.53%.

in 000' €	2022	2021	2020
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: kEUR (577); 2021: kEUR 96; 2020: kEUR 66)	(577)	1,172	(67,073)
Deferred Tax Benefit / (Expenses)	(168,001)	75,419	142,472
Total Income Tax Benefit / (Expenses)	**(168,578)**	**76,591**	**75,399**

The Group recognized a total income tax expense of € 168.6 million in the reporting year 2022. This consisted of a deferred tax expense of € 168.0 million, of which € 132.8 million resulted from the change in deferred taxes on temporary differences (of which € 20.5 million relates to the regular reversal of the underlying differences in the financial year and otherwise to the derecognition of deferred tax assets on temporary differences) and derecognition of deferred tax assets on loss carryforwards in the amount of € 35.2 million, as well as € 0.6 million from current tax expenses.

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2022 financial year (2021: 26.675%; 2020: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000' €	2022	2021	2020
Earnings Before Income Taxes	**17,520**	**(591,051)**	**22,492**
Expected Tax Rate	26.675 %	26.675 %	26.675 %
Expected Income Tax	**(4,674)**	**157,663**	**(6,000)**
Tax Effects Resulting from:			
Premium from Capital Increase by Incyte	0	0	14,182
Share-based Payment	(358)	(547)	(1,823)
Permanent Differences	0	(58,971)	4,991
Non-Tax-Deductible Items	(574)	(1,992)	(9,718)
Derecognition of Deferred Tax Assets on Temporary Differences	(112,354)	(8,117)	0
Derecognition of Deferred Tax Assets on Tax Losses	(45,953)	(7,817)	0
Recognition of Deferred Tax Assets on Prior Year Temporary Differences	0	0	6,548
Effect from Utilization of Loss Carryforwards for which no Deferred Tax Assets were recognized	0	0	66,472
Tax Rate Differences to Local Tax Rates	(4,617)	(3,721)	140
Effect of Tax Rate Changes	0	0	0
Prior Year Taxes	0	96	0
Other Effects	(49)	(3)	607
Actual Income Tax	**(168,579)**	**76,591**	**75,399**
Effective Tax Rate	**962.2 %**	**13.0 %**	**(335.2)%**

The permanent differences as of December 31, 2021 related exclusively to the impairment of goodwill.

As of December 31, 2022, the deferred tax assets of MorphoSys AG were tested for impairment. As both the current tax result and the previous period's tax result are negative (and the tax result for 2023 is expected to be negative as well), an increased requirement for the impairment test according to IAS 12.35 was applied in the reporting year. In this context, the existence of other substantial indications is required that in the future the availability of corresponding taxable income is no longer only probable, but sufficiently certain. Taking into account these increased recognition requirements, it could not be demonstrated with certainty for the long-term planning period of the Company that corresponding positive tax planning results will be available to ensure the recoverability of the deferred tax assets on temporary differences or tax loss carryforwards. For this reason, the deferred tax assets were no longer recognized or were written down. As far as the US tax group companies are concerned, the deferred tax assets relating to temporary differences as well as to tax loss carryforwards have been capitalized in the amounts where a future offset with deferred tax liabilities is assured. This takes into account any limitations on the offsetting of losses with deferred tax assets and liabilities, insofar the deferred tax liability from the purchase price allocation at acquisition date assures recoverability. For the period after the acquisition date, any additional deferred tax assets can only be recognized to the same extent, namely that sufficient deferred tax liabilities assure future recoverability. Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets on loss carry forwards were only recognized as outlined in the following table. in 000' € Carry- Forward of Tax Losses Tax Losses from Prior Years 724,749 Tax Losses from Current Year 20,129 Foreign Currency Translation Differences 35,419 Total Tax Losses as of December 31, 2022 780,297 Expected Deferred Tax Assets on Total Tax Losses 189,902 Derecognition of Deferred Tax Assets on Tax Losses (45,953) Deferred Tax Assets on Tax Losses 143,949 The tax losses as of December 31, 2022 include losses of € 216.6 million with a limited utilization period, which relate to the US tax group and forfeit from 2027 until 2040. The deferred tax assets on temporary differences, which have not been capitalized in the period, amount to € 112.4 million. Deferred tax assets and deferred tax liabilities consisted of the following: The Company Group Management Report Financial Statements Additional Information 121 ›› Notes

in 000’s €, as of December 31 Deferred Tax Asset 2022 Deferred Tax Asset 2021 Deferred Tax Liability 2022 Deferred Tax Liability 2021 Financial Assets /Liabilities from Collaborations 0 137,184 0 531 Financial Liabilities from Future Payments to Royalty Pharma 47,465 43,611 0 2,092 Bonds 0 507 8,897 11,260 Leases 0 802 1,849 976 Intangible Assets 12,808 6,549 195,826 195,371 Inventories 0 2,255 0 0 Receivables and Other Assets 0 890 2,562 1,988 Property, Plant and Equipment 0 0 239 108 Provisions 0 5,880 0 0 Other Liabilities 0 0 1,355 0 Tax Losses 143,949 179,128 0 0 Offsetting (204,222) (190,261) (204,222) (190,261) Total 0 186,545 6,506 22,065 After netting the deferred tax liabilities are of a non-current nature. The Company Group Management Report Financial Statements Additional Information 122 ›› Notes

Changes in Deferred Taxes in 2022 Recognized in Profit or Loss Direct Recognition in Equity in 000' € Income / (Expense) Financial Assets /Liabilities from Collaborations (136,653) 0 Financial Liabilities from Future Payments to Royalty Pharma 5,946 0 Bonds 1,856 0 Leases (1,675) 0 Intangible Assets 5,804 0 Inventories (2,255) 0 Receivables and Other Assets (1,464) 0 Property, Plant and Equipment (131) 0 Provisions (5,880) 0 Other Liabilities (1,355) 0 Tax Losses (35,179) 0 Foreign Currency Translation Differences 2,985 0 Total (168,001) 0 As of December 31, 2022, and December 31, 2021 There were no deferred tax items recognized against equity (2021: € 0.0 million; 2020: 12.7 Mio. €). 3.6 Earnings per Share Basic earnings per share are calculated by dividing the 2022 consolidated net loss of € 151,058,190 (2021: consolidated net loss of € 514,460,016; 2020: consolidated net profit of € 97,890,576) by the weighted-average number of ordinary shares outstanding during the respective year (2022: 34,155,650; 2021: 33,401,069; 2020: 32,525,644). Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds. The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares). The Company Group Management Report Financial Statements Additional Information 123 ›› Notes

2022 2021 2020 Numerator (in €)   Consolidated Net Profit / (Loss) - used in calculating Basic Earnings per Share (151,058,190) (514,460,016) 97,890,576 Interest in connection with Dilutive Shares 0 0 654,487 Profit used in calculating Diluted Earnings per Share (151,058,190) (514,460,016) 98,545,063 Denominator (in Shares) Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share 34,155,650 33,401,069 32,525,644 Dilutive Shares 0 0 642,208 Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share 34,155,650 33,401,069 33,167,852 Earnings per Share (in €) Basic (4.42) (15.40) 3.01 Diluted (4.42) (15.40) 2.97 The 326,669 restricted stock units still unvested as of December 31,2022 and the 2,475,437 shares from the convertible bonds are potentially dilutive shares for 2022, but excluded from the calculation of dilutive earnings per share as it would result in a decline in the loss per share. The Company Group Management Report Financial Statements Additional Information 124 ›› Notes

4 Notes to the Balance Sheet 4.1 Cash and Cash Equivalents in 000' € 12/31/2022 12/31/2021 Bank Balances and Cash in Hand 402,353 123,248 Impairment (2) 0 Cash and Cash Equivalents 402,351 123,248 The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 6.4.1. 4.2 Other Financial Assets Other Financial Assets include, on the one hand, money market funds classified as FVTPL and on the other hand term deposits and bonds classified as AC. The financial assets at fair value, with changes recognized in profit or loss, are shown in the following overview. Unrealized in 000' € Maturity Cost Gross Profit Losses Market Value December 31, 2022           Money Market Funds daily 14,616 6 0 14,622 Total 14,622   December 31, 2021 Money Market Funds daily 8,874 1 0 8,875 Total 8,875 Realized and unrealized gains and losses on money market funds were recognized in the finance result in profit or loss. The valuation of money market funds resulted in a net gain of € 0.2 million in 2022 (2021: net gain of € 0.6 million; 2020: net loss of € 6.1 million). The financial assets at amortized cost are shown in the following overview. The Company Group Management Report Financial Statements Additional Information 125 ›› Notes

The Company Group Management Report **Financial Statements** › Notes Additional Information 126

in 000' €	Maturity	Cost	Effective Interest Income (+) / Expense (-)	#N/A	Carrying Amount
December 31, 2022					
Term Deposits, Current Portion	4 to 12 months	490,000	881	(680)	490,201
Total					**490,201**
December 31, 2021					
Term Deposits, Current Portion	4 to 12 months	562,369	0	(491)	561,878
Bonds	4 to 12 months	285,144	(2,025)	(185)	282,934
Total					**844,812**

As of December 31, 2022, these assets mainly consisted of term deposits with fixed or variable interest rates.

Net interest expense from financial assets classified as "at amortized cost" amounted to € 3.0 million in 2022 (2021: € 1.7 million net interest expense; 2020: € 0.5 million net interest expense) and was recognized in the finance result.

The risk associated with these financial instruments results primarily from bank credit risks. Further information on the credit risk for term deposits and corporate bonds can be found in Note 6.4.1.

4.3 Accounts Receivable

All accounts receivable are non-interest-bearing and generally have payment terms of between 30 and 180 days. As of December 31, 2022, and as of December 31, 2021, accounts receivable mainly consisted of receivables against Incyte from shared development costs as well as receivables from Monjuvi product sales.

The Group's single most significant customer Incyte accounted for € 51.4 million of accounts receivables as of December 31, 2022 (December 31, 2021: € 38.5 million), or 56% of the Group's total accounts receivable at the end of 2022 (December 31, 2021: 51%).

The table below shows the accounts receivable by region as of the reporting date.

in 000' €	12/31/2022	12/31/2021
Europe and Asia	1,606	6,368
USA and Canada	90,038	69,903
Impairment	(414)	(360)
Total	**91,231**	**75,911**

The presentation of the development of the risk provisions in the 2022 and 2021 financial years for accounts receivable using the simplified impairment model can be found in Note 6.4.1.

4.4 Income Tax Receivables

As of December 31, 2022, income tax receivables amounted to € 2.6 million (December 31, 2021: € 1.1 million). These mainly comprised tax refund claims from loss carrybacks and withheld capital gains tax to be refunded.

4.5 Other Receivables

Other receivables as of December 31, 2022, mainly consisted of receivables from creditors with debit accounts in the amount of € 2.0 million (December 31, 2021: € 1.1 million) and of an anti-dilution right from the HI-Bio acquisition amounting to € 9.8 million (December 31, 2021: € 0.0 million). Further details can be found in Note 4.12.

The anti-dilution right is measured FVTPL and its measurement is based in part on unobservable parameters. This results in a fair value classification in the Level 3 valuation hierarchy. The planning assumptions underlying the valuation are influenced by estimates derived from the business valuation of HI-Bio.

The anti-dilution right changed in 2022 as follows.

In T €	2022
Balance as of January 1	0
Additions	10,377
Reclassification to Investment in Associates	-160
Through Profit or Loss (in Finance Income/Expenses)	-386
Balance as of December 31	**9,832**

If the underlying business valuation were to change by 10% upward or downward, the fair value of the anti-dilution right at December 31, 2022 would be in the range of € 9.1 million to € 10.6 million.

As of December 31, 2022 and December 31, 2021, there were no impairments recognized on other receivables due to the low estimated risk. 4.6 Inventories The table below shows inventories as of the reporting date. in 000' € 12/31/2022 12/31/2021 Raw materials, Supplies and Production Materials 13,822 12,126 Unfinished Goods 0 4,089 Finished Goods 10,431 4,540 Total 24,253 20,755 There were no impairment losses to be recognized in 2022 and 2021. 4.7 Prepaid Expenses and Other Assets The current prepaid expenses and other assets are shown in the following table. in 000' € 12/31/2022 12/31/2021 Combination Drugs 0 15,945 Receivables due from Tax Authorities from Input Tax Surplus 5,669 6,563 Prepayments for External Laboratory Services 5,937 1,724 Prepayments for Sublicenses 2,082 1,304 Other Prepayments 37,242 13,787 Total 50,930 39,323 Other prepayments mainly include payments made in advance for maintenance contracts, insurances, sublicenses as well as the production of tafasitamab. The increase compared to the previous year is mainly due to higher prepayments for external laboratory services and consumables in connection with the production of tafasitamab. The non-current prepaid expenses and other assets are shown in the following table. in 000' € 12/31/2022 12/31/2021 Prepaid Expenses 7,405 9,192 Other Assets 1,324 4,059 Total 8,729 13,251 The non-current prepaid expenses mainly include prepayments for external services that will be utilized from 2024 onwards. The Group has classified certain items within other assets as “restricted cash” that is not available for operational purposes of the Group. As of December 31, 2022, the Group had non-current restricted cash of € 1.1 million for rental deposits issued (December 31, 2021: € 3.8 million). As of December 31, 2022, € 0.2 million were deposited as collateral for credit cards by MorphoSys US Inc. (December 31, 2021: € 0.2 million). The Company Group Management Report Financial Statements Additional Information 127 ›› Notes

The Company Group Management Report Financial Statements ›› Notes Additional Information 128

4.8 Property, Plant and Equipment

in 000' €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost			
January 1, 2021	**20,041**	**3,942**	**23,983**
Additions	3,334	367	3,701
Additions through Business Combination	1,488	134	1,622
Disposals	(2,101)	(67)	(2,168)
Foreign Currency Translation Differences from Consolidation	6	232	238
December 31, 2021	**22,768**	**4,608**	**27,376**
Accumulated Depreciation and Impairment			
January 1, 2021	**16,834**	**825**	**17,659**
Depreciation Charge for the Year	2,165	678	2,843
Impairment	1,572	0	1,572
Disposals	(1,764)	(67)	(1,831)
Foreign Currency Translation Differences from Consolidation	2	24	26
December 31, 2021	**18,809**	**1,460**	**20,269**
Carrying Amount			
January 1, 2021	**3,207**	**3,117**	**6,324**
December 31, 2021	**3,959**	**3,148**	**7,107**
Cost			
January 1, 2022	**22,768**	**4,608**	**27,376**
Additions	1,769	163	1,932
Disposals	(2,244)	(1,018)	(3,262)
Foreign Currency Translation Differences from Consolidation	147	257	404
December 31, 2022	**22,440**	**4,010**	**26,450**
Accumulated Depreciation and Impairment			
January 1, 2022	**18,809**	**1,460**	**20,269**
Depreciation Charge for the Year	2,205	684	2,889
Impairment	349	49	398
Disposals	(2,230)	(1,000)	(3,230)
Foreign Currency Translation Differences from Consolidation	93	104	197
December 31, 2022	**19,226**	**1,297**	**20,523**
Carrying Amount			
January 1, 2022	**3,959**	**3,148**	**7,107**
December 31, 2022	**3,214**	**2,713**	**5,927**

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date. Depreciation is contained in the following line items of profit or loss. in 000' € 2022 2021 2020 Research and Development 1,818 1,681 1,663 Research and Development (Impairment) 398 1,537 0 Selling 113 63 132 General and Administrative 958 1,089 692 Total 3,287 4,370 2,487 The Company Group Management Report Financial Statements Additional Information 129 ›› Notes

4.9 Leases The development of the right-of-use assets and lease liabilities is shown below. Right-of-Use Assets Lease Liabilitiesin 000' € Building Cars Technical Equipment Total Balance as of January 1, 2021 43,950 272 196 44,418 45,019 Additions 0 166 1,219 1,385 316 Depreciation of Right-of-Use Assets (3,317) (141) (230) (3,688) 0 Interest Expenses on Lease Liabilities 0 0 0 0 1,170 Lease Payments 0 0 0 0 (4,286) Disposals 0 (51) 0 (51) (173) Foreign Currency Translation Differences from Consolidation 418 0 3 421 538 Balance as of December 31, 2021 41,051 246 1,188 42,485 42,584 Balance as of January 1, 2022 41,051 246 1,188 42,485 42,584 Additions 2,146 31 4,047 6,224 6,224 Depreciation of Right-of-Use Assets (3,424) (131) (387) (3,942) 0 Interest Expenses on Lease Liabilities 0 0 0 0 1,051 Lease Payments 0 0 0 0 (4,446) Disposals 0 0 0 0 0 Foreign Currency Translation Differences from Consolidation 280 0 14 292 368 Balance as of December 31, 2022 40,053 146 4,862 45,060 45,781 The Company Group Management Report Financial Statements Additional Information 130 ›› Notes

Lease agreements had the following effects on the statement of profit or loss. in 000' € 2022 2021 2020 Depreciation of Right-of- Use Assets 3,942 3,648 3,586 Interest Expenses on Lease Liabilities 1,051 1,157 1,173 Expenses for Short Term Leases 256 1,553 0 Expenses for Leases of Low Value Assets 19 17 81 Total 5,268 6,375 4,840 Depreciation of right-of-use assets is contained in the following line items of profit or loss. in 000' € 2022 2021 2020 Cost of Sales 384 221 98 Research and Development 1,897 1,636 1,991 Selling 126 79 145 General and Administrative 1,535 1,711 1,352 Total 3,942 3,648 3,586 The Company Group Management Report Financial Statements Additional Information 131 ›› Notes

The maturity analysis of the lease liabilities as of December 31, 2022 is as follows. December 31, 2022; in 000’ € Contractual Maturities of Financial Liabilities Less than 1 Year Between One and Five Years More than 5 Years Total Contractual Cash Flows Carrying Amount Liabilities Lease Liabilities 6,554 16,268 27,295 50,117 45,780 The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account ,when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index. The Company Group Management Report Financial Statements Additional Information 132 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 133
›› Notes

4.10 Intangible Assets

in 000' €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Internally Generated Intangible Assets	Software	Total
Cost							
January 1, 2021	**18,214**	**35,396**	**56,449**	**0**	**0**	**5,847**	**115,906**
Additions	345	0	0	10,429	11,517	205	22,496
Additions through Business Combination	0	0	0	719,399	0	16	719,415
Disposals	(309)	(1,000)	0	0	0	(3,447)	(4,756)
Foreign Currency Translation Differences from Consolidation	0	0	0	30,679	0	0	30,679
December 31, 2021	**18,250**	**34,396**	**56,449**	**760,507**	**11,517**	**2,621**	**883,740**
Accumulated Amortization and Impairment							
January 1, 2021	**16,276**	**23,560**	**963**	**0**	**0**	**5,731**	**46,530**
Amortization Charge for the Year	235	986	2,312	0	0	94	3,627
Impairment	2	0	0	0	0	14	16
Disposals	(309)	(999)	0	0	0	(3,447)	(4,755)
Reclassification	0	0	0	0	0	0	0
December 31, 2021	**16,204**	**23,547**	**3,275**	**0**	**0**	**2,392**	**45,418**
Carrying Amount							
January 1, 2021	**1,938**	**11,836**	**55,486**	**0**	**0**	**116**	**69,376**
December 31, 2021	**2,046**	**10,849**	**53,174**	**760,507**	**11,517**	**229**	**838,322**
Cost							
January 1, 2022	**18,250**	**34,396**	**56,449**	**760,507**	**11,517**	**2,621**	**883,740**
Additions	68	0	0	0	13,229	0	13,297
Disposals	(4,551)	(2,045)	0	0	0	(8)	(6,604)
Foreign Currency Translation Differences from Consolidation	0	0	0	46,414	0	12	46,426
December 31, 2022	**13,767**	**32,351**	**56,449**	**806,921**	**24,746**	**2,625**	**936,859**
Accumulated Amortization and Impairment							
January 1, 2022	**16,204**	**23,547**	**3,275**	**0**	**0**	**2,392**	**45,418**
Amortization Charge for the Year	197	986	2,312	0	0	86	3,581
Impairment	42	0	0	0	7,806	27	7,875
Disposals	(4,551)	(2,045)	0	0	0	(5)	(6,601)
Foreign Currency Translation Differences from Consolidation	0	0	0	0	0	3	3
December 31, 2022	**11,892**	**22,488**	**5,587**	**0**	**7,806**	**2,503**	**50,276**
Carrying Amount							
January 1, 2022	**2,046**	**10,849**	**53,174**	**760,507**	**11,517**	**229**	**838,322**
December 31, 2022	**1,875**	**9,863**	**50,862**	**806,921**	**16,940**	**122**	**886,583**

There were no material contractual commitments for the purchase of intangible assets as of the reporting date. Amortization was included in the following line items of profit or loss. in 000' € 2022 2021 2020 Cost of Sales 2,285 2,312 963 Research and Development 1,281 1,272 1,258 Research and Development (Impairment) 7,875 13 13,969 Selling 3 2 5 General and Administrative 12 24 17 Total 11,456 3,623 16,212 The Company Group Management Report Financial Statements Additional Information 134 ›› Notes

Licenses for Marketed Products Tafasitamab Since the market approval of Monjuvi, the compound is classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2022, no indications of impairment were identified. In-Process R&D Programs Tafasitamab As an intangible asset not yet available for use and a carrying amount of € 10.4 million, tafasitamab was subject to an annual impairment test on September 30, 2022, as required by IAS 36. This intangible asset represents a milestone payment for tafasitamab that was capitalized in 2021. This payment was made for an indication for which marketing authorization has not yet been granted. The recoverable amount of the tafasitamab cash- generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab’s commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of (2021: 0.9) and WACC before taxes of 11.4% (2021: 8.1%. A sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information. No indicators of impairment were identified on December 31, 2022. Pelabresib and tulmimetostat (CPI-0209) As intangible assets not yet available for use and a carrying amount of together € 796.5 million, pelabresib (carrying amount € 794.3 million) and tulmimetostat (carrying amount 2.2 Mio. €) were subject to an annual impairment test on December 31, 2022, as required by IAS 36. Pelapresib and tulmimetostat each constitute a cash-generating unit. The recoverable amount was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows (revenues based on patient numbers and the price obtained in the market) from the potential commercialization of pelabresib and tulmimetostat, the cash outflows for anticipated research and development, and the costs for the commercialization of pelabresib and tulmimetostat. The cash flow forecasts are based on the period of patent protection for pelabresib and tulmimetostat. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.5 (2021: 1.7) and WACC before taxes of 13.7% (2021: 12.8%). A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 17% or the discount rate were increased by 1.7%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources. Internally generated intangible assets In 2021, it was decided to contract new manufacturers of tafasitamab. Related costs, including FTE and external costs, were capitalized as internally generated intangible assets. As of December 31, 2022, the carrying amount was € 16.9 million (December 31, 2021: € 11.5 million). As soon as the know-how transfer is successful and an associated certification has been obtained, amortization will commence. An impairment loss of € 7.8 millionwas recognized in the current fiscal year. This is based on a management decision not to utilize production capacities at a manufacturer in the future. 4.11 Goodwill Slonomics Technology As of September 30, 2022, goodwill of € 1.6 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an annual impairment test. The recoverable amount of the cash-generating unit Slonomics technology was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of the cash-generating unit. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of ten years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered The Company Group Management Report Financial Statements Additional Information 135 ›› Notes

appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.0 (2021: 0.9), WACC before taxes of 9.8% (2021: 8.5%) and a perpetual growth rate of 1.0% (2021: 1.0%). A sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. This analysis did not reveal any need for impairment. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information. No indication of impairment was identified as of December 31, 2022. Constellation As of December 31, 2022, goodwill of € 354.6 million from the acquisition of Constellation was subject to an impairment test. Goodwill was allocated to the group of cash- generating units Constellation, as goodwill is monitored at this level. In addition, future potential cash flows of this group of cash-generating units will only be generated by Constellation's own compounds, which are also recognized by these companies The recoverable amount of the group of cash-generating units Constellation was determined on the basis of value-in- use calculations. The calculation showed that the value-in- use was higher than the carrying amount of this group of cash-generating units The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The cash flow forecasts are based on the period of patent protection for pelabresib and the other compounds. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.5 (2021: 1.7) and WACC before taxes of 14.7% (2021: 14.1%). A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 14% or the discount rate were increased by 1.3%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources. 4.12 Investment in Associates As of June 14, 2022, MorphoSys AG holds a 15% stake in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA. HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for autoimmune and inflammatory diseases. HI-Bio is not publicly traded. MorphoSys obtained the shares by making a contribution in kind of a license for felzartamab (MOR202). The 15% shareholding represents both the capital and the voting rights. HI-Bio is accounted for in the consolidated financial statements using the equity method, as described in the Group's accounting policies (refer to Note 2.2.2 of these notes). This accounting treatment is due to the fact that, despite a shareholding of less than 20%, MorphoSys AG can exercise significant influence over HI-Bio. The relevant criteria for this are: representation of MorphoSys on the Board of Directors of HI-Bio and consequently participation in decision-making processes of HI-Bio, MorphoSys entered into significant transactions with HI-Bio, and MorphoSys has provided significant technical information to HI-Bio. In addition to the shareholding, MorphoSys AG has the right to receive further shares (anti-dilution right). The right to receive further shares is recognized at fair value as a financial asset and is disclosed in Note 4.5 of these notes. The following tables provide summarized financial information of the balance sheet and comprehensive income about the Group's investment in HI-Bio (including modifications due to differences in accounting policies). This reflects the status as of September 30, 2022, as this is the last available financial statement from HI-Bio as of the date of preparation of the MorphoSys consolidated financial statements. in 000' € 12/31/2022 Current Assets 12,052 thereof Cash and Cash Equivalents 11,220 thereof Other Assets 833 Non-Current Assets 31,421 Current Liabilities 10,943 thereof Financial Liabilities (excluding Accounts Payable) 10,334 thereof Other Financial Liabilities 609 Non-Current Liabilities 11,358 Stockholders’ Equity 21,173 Group Share in Equity (15%) 3,176 The Company Group Management Report Financial Statements Additional Information 136 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 137
›› Notes

in 000' €	2022
Revenues	0
Interest Income	-5
Depreciation and Amortization	-58
Interest Expenses	-10
Income Tax Benefit / (Expenses)	0
Loss	-28,700
Other Comprehensive Income	0
Total Comprehensive Income	-28,700
Dividends Received	0

The following table reconciles the summarized financial information presented to the carrying amount of the investment in the associates in the consolidated financial statements. The carrying amount of HI-Bio does not reconcile to the group share in equity in the associate. This is due to a fair value adjustments, a goodwill allocation and also due to timing differences (HI-Bio figures from the previous quarter are utilized), made at the time of acquisition.

in 000' €	2022
Balance as of June 14	**9,497**
Group Share of Total comprehensive Loss	-4,305
Anti-Dilution Right	160
Balance as of December 31	**5,352**

License agreements will enable HI-Bio to develop and commercialize MorphoSys' anti-CD38 antibody felzartamab and anti-C5aR1 antibody MOR210. HI-Bio will receive worldwide commercialization rights for felzartamab and MOR210 except for the territories for felzartamab and MOR210 licensed to I-Mab Biopharma in 2017 and 2018.

Upon the achievement of certain milestone events for Felzartamab, MorphoSys receives additional shares of up to US$ 67.5 million (currently expected € 63.3 million) and payments of up to US$ 500.0 million (currently expected € 468.8 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of felzartamab.

During the period from June 14, 2022 to June 30, 2023, all of MorphoSys's expenses related to the clinical development of felzartamab, which include personnel costs, costs for external services and material expenses, will be fully compensated or reimbursed by HI-Bio.

As consideration for the licensing of MOR210, MorphoSys received a payment of US$ 15.0 million (€ 14.4 million). Upon achievement of certain events, MorphoSys may receive further payments of up to US$ 500.0 million (currently expected € 468.8 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of MOR210.

4.13 Deferred Tax Assets

The Group recognized deferred tax assets of net € 0.0 million in the 2022 financial year (December 31, 2021: € 186.5 million). The decrease mainly resulted from the reversal and the derecognition of deferred tax assets in the amount of € 168.0 million

4.14 Accounts Payable and Accruals

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable and accruals are listed in the following table.

in 000' €	12/31/2022	12/31/2021
Accounts Payable	38,579	73,787
Accruals	117,418	113,055
Other Liabilities	1,273	1,235
Total	**157,270**	**188,077**

Accruals are shown in the following overview:

in 000' €	12/31/2022	12/31/2021
Accruals for External Laboratory Services	78,737	65,026
Accrued Personnel Expenses for Payments to Employees and Management	19,489	29,666
Accruals for Outstanding Invoices	11,908	12,515
Accruals for Revenue Deductions from Product Sales	2,364	1,998
Accruals for Legal Fees	1,091	169
Accruals for Audit Fees and other related Costs	1,790	703
Accruals for License Payments	2,039	2,978
Total	**117,418**	**113,055**

At the Company's Annual General Meeting in May 2022, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

The table below shows the total fees PwC GmbH received in the 2022 financial year.

in 000' €	2022	2021
Audit Fees	2,335	2,141
Fees for Other Assurance Services	112	116
Tax Service Fees	0	0
Other Fees for Other Services	11	2
Total	**2,458**	**2,258**

The other assurance services comprised fees in connection with the non-financial group report as well as the audit of the content of the remuneration report.

The Company | Group Management Report | Financial Statements | Additional Information | 138
›› Notes

4.15 Tax Liabilities and Provisions

As of December 31, 2022, the Group recorded tax liabilities of € 0.8 million (December 31, 2021: € 0.5 million) and provisions of € 14.7 million (December 31, 2021: € 4.1 million).

Tax liabilities included primarily provisions for income taxes. Provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options ("cash settlement"), as well as present obligations for onerous contracts.

The table below shows the development of tax liabilities and current and non-current provisions in the 2022 financial year.

in 000' €	1/1/2022	Additions	Utilization	Release	12/31/2022
Tax Liabilities	528	298	(33)	0	793
Provisions, current	2,549	6,006	-90	-2,459	6,006
Provisions, non-current	1,577	8,227	0	-1,129	8,675
Total	**4,654**	**14,531**	**(123)**	**(3,588)**	**15,474**

4.16 Contract Liabilities

Contract liabilities relate to transaction prices paid by customers that are allocated to unfulfilled performance obligations. The changes in this item are shown in the table below.

in 000' €	2022	2021
Balance as of January 1	**253**	**2,616**
Prepayments Received in the Financial Year	37,109	4,323
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(253)	(2,544)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	(37,109)	(4,142)
Balance as of December 31	**0**	**253**
thereof short-term	0	224
thereof long-term	0	29

4.17 Deferred Tax Liabilities

As of December 31, 2022, deferred tax liabilities of € 6.5 million were recognized after offsetting (December 31, 2021: € 22.1 million).

4.18 Bonds

MorphoSys AG placed non-subordinated, unsecured convertible bonds in 2020 for a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, and maturing on October 16, 2025.

The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29. The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.

The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares. The convertible bonds are convertible into approximately 2,475,436 new or existing bearer ordinary shares MorphoSys.

MorphoSys is entitled to redeem the convertible bonds at any time the market price of MorphoSys shares reaches at least 130% of the then applicable conversion price over a period of twenty trading days or when only 20% or less of the original total nominal amount of the convertible bond is still outstanding. Repayment is then made in the amount of the nominal value plus accrued interest.

The holders of the convertible bonds have a conditional call right should an investor directly or indirectly acquire at least 30% of the voting rights in MorphoSys (representing a change of control). In the event of such a change of control, each convertible bondholder has the right to call the bonds that have not yet been converted or redeemed. Repayment is then made in the amount of the nominal value plus accrued interest.

The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity (other comprehensive income reserve) for an amount of € 49.2 million net of deferred taxes and issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method. The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability. There were no bond conversions in 2022 and 2021. 4.19 Financial Assets and Liabilities from Collaborations MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (currently expected € 1,031.3 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales. As part of the agreement, MorphoSys recorded the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations". The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value was the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial effective interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result. The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte‘s planned losses resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte‘s credit risk.The expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys. The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the US. These estimates are based on assumptions that are jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments. As of December 31, 2022, US$ 0.0 million (€ 0.0 million) were recognized as a current financial asset and US$ 2.7 million (€ 2.5 million) as a current financial liability and US$ 232.3 million (€ 217.8 million) as a non-current financial liability as result of the collaboration with Incyte. As of December 31, 2021, € 16.7 million of current financial assets, € 1.1 million of current financial liabilities and € 513.3 million of non-current financial liabilities were recognized. This change is mainly due to the updated planning assumptions The Company Group Management Report Financial Statements Additional Information 139 ›› Notes

The Company Group Management Report **Financial Statements** » Notes Additional Information 140

regarding the expected net cash flows related to financial liabilities from collaborations. For this purpose, an amount of € 354.4 million was recognized in financial income. Changes resulted mainly from lower expected future sales revenues for Monjuvi in the USA. This is partially offset due to expenses for foreign currency valuation € 37.4 million and for the application of the effective interest method € 23.0 million.

MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte's own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.

The financial assets from collaborations are classified at FVTPL and their measurement is based on the above-mentioned partly unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in 2022 as follows:

in 000' €	2022	2021
Balance as of January 1	16,730	42,870
Additions	0	0
Cash Receipts	(23,768)	(40,004)
Through Profit or Loss (in Finance Income/Expenses)	7,038	13,864
Balance as of December 31	**0**	**16,730**

The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the financial liabilities from collaborations as of December 31, 2022 and December 31, 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

in million €	12/31/2022		12/31/2021	
	+ 1%	(1)%	+ 1%	(1)%
Change in Price obtained in the Market (revenue related)	5.5	-5.5	9.7	-9.7
Change in Patient Numbers and Number of Doses administered (revenue related)	4.9	-4.9	8.7	-8.7
Change in Manufacturing Costs and other Cost Components (cost related)	-3.3	3.3	-4.6	4.6
Change in Patient Numbers and Number of Doses administered (cost related)	-0.5	0.5	-0.9	0.9

4.20 Financial Liabilities from Future Payments to Royalty Pharma

In 2021, a royalty purchase agreement and a revenue participation agreement were concluded with Royalty Pharma. In addition, a development funding bond was agreed, which was issued during fiscal year 2022. These agreements are summarized in the balance sheet item "Financial Liabilities from Future Payments to Royalty Pharma" (hereinafter referred to as "Royalty Pharma - Financial Liability").

in 000' €	2022	2021
Royalty Pharma - Financial Liability	1,141,884	1,193,557
thereof short-term	*102,171*	*88,401*
thereof long-term	*1,039,713*	*1,105,156*
Development Funding Bond	358,590	62,619
thereof short-term	*0*	*0*
thereof long-term	*358,590*	*62,619*
Financial Liabilities from Future Payments to Royalty Pharma	**1,500,474**	**1,256,176**
thereof short-term	*102,171*	*88,401*
thereof long-term	*1,398,303*	*1,167,775*

Royalty Pharma - Financial Liability

The "Royalty Pharma - Financial Liability" changed as follows in 2022 and 2021:

in 000' €	2022	2021
Balance as of January 1	1,193,557	0
Addition	0	1,147,520
Amortizations from Effective Interest Method	66,672	27,849
Changes from Adjustments to Planning Assumptions	-28,285	64,846
Transfer of Assigned License Revenues to Royalty Pharma	-96,897	-51,890
Foreign Currency Translation Differences from Consolidation	6,837	5,232
Balance as of December 31	**1,141,884**	**1,193,557**

The Company Group Management Report **Financial Statements** Additional Information 141
›› Notes

This financial liability represents MorphoSys' (and Royalty Pharma's) obligation under the royalty purchase agreement to pass on certain future royalty revenues to Royalty Pharma in the form of royalties and milestones. This includes 100% of MorphoSys' entitlement since April 1, 2021 for royalties from net sales of Tremfya from Janssen, 80% of future royalties as well as 100% of the future milestone payments for otilimab from GSK and 60% of future royalties for gantenerumab from Roche to be passed on to Royalty Pharma. Also included in the financial liability is Constellation's obligation to transfer 3% of future net sales of clinical-stage compounds (pelabresib and tulmimetostat) to Royalty Pharma under the revenue participation agreement. If net sales of pelabresib exceed US$ 30.00 million (€ 25.4 million) in any fiscal year, an additional payment of US$ 50.00 million (€ 42.3 million) will be due. However, the rights to the underlying intellectual property of pelabresib and tulmimetostat remain with MorphoSys.

In addition, a contingent payment from Royalty Pharma to MorphoSys of up to US$ 100.00 million (€ 106.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.

On October 27, 2022, MorphoSys' licensing partner GlaxoSmithKline (GSK) provided an update on its Phase 3 ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys' licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the financial liability related to these two programs has been partially released. This was offset by higher expected net sales for Tremfya from Janssen.

The financial liability was measured at fair value at the date of inception (July 15, 2021). The initial measurement at fair value was based on corporate planning and the resulting net sales for the coming years, reduced by the market inequity in fiscal year 2021 described under "Development Financing Bond" (see below). There is no cash inflow and outflow at MorphoSys, as the agreed royalty percentages are paid directly by Janssen to Royalty Pharma. The cash flows from the transfer of assigned license revenues are generally recognized directly against the financial liability with no effect on profit or loss. Deviations of the actual cash flows from the original planning are recognized in finance income/expenses. Effects resulting from changes in the planning assumptions regarding the expected net cash flows are also recognized in finance income/expenses. The initial effective interest rate continues to be used for the subsequent measurement of the financial liability, as the financial liability is measured at amortized cost using the effective interest method. Royalty revenue from any product sales will continue to be recognized in profit or loss by MorphoSys, which acts as the principal.

The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, pelabresib and tulmimetostat and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The estimated figures are also subject to exchange rate fluctuations, as the planning is made in USD, but payment has been agreed in euros. The term represents the estimated period over which Tremfya in the approved indication and pelabresib and tulmimetostat will generate future cash inflows and thus the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and costs from the out-licensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis.

The estimates underlying the "Royalty Pharma - Financial Liability" are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the Royalty Pharma financial liability measured at amortized cost as of December 31, 2022 and December 31, 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2022		12/31/2021	
in million €	+1%	(1)%	+1%	(1)%
Change in variable Factors on Revenues	11.4	-11.4	11.4	-11.4

Development Funding Bond

In fiscal year 2021, the development funding bond agreement with Royalty Pharma was concluded. Under the terms of this agreement, MorphoSys was obligated to draw down at least US$ 150.0 million (equivalent to € 147.7 million), but no more than US$ 350.0 million (equivalent to € 344.7 million), by July 15, 2022 at the latest. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after drawdown without any repayment in the first two years after drawdown. This corresponds to a nominal interest rate of 13.3%. The drawdown date of the development funding bond with Royalty Pharma was extended by approximately two months, i.e., until September 12, 2022, on identical terms by two agreements dated May 31, 2022 and June 29, 2022. On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 295.4 million) from the development funding bond. The proceeds have been disbursed to MorphoSys on September 12, 2022 and will be used primarily to fund development activities.

The development funding bond changed as follows in 2022 and 2021:

The Company Group Management Report **Financial Statements** Additional Information 142
›› Notes

in 000' €	2022	2021
Balance as of January 1	62,619	0
Market Inequity	0	58,391
Cash Receipts	295,421	0
Cash Payments for Principal Element	0	0
Amortizations from Effective Interest Method	11,746	1,962
Foreign Currency Translation Differences from Consolidation	-11,196	2,267
Balance as of December 31	**358,590**	**62,619**

As all of the agreements with Royalty Pharma in 2021 were entered into on an arm's length basis, it can be assumed that the consideration paid by Royalty Pharma corresponds in total to the fair value of the liabilities entered into. However, as the implied interest rate on the development funding bond individually is 13.3%, which is higher than the market interest rate of 6.3% (as of 2021), it can be assumed that part of the consideration is to be considered as compensation for the market inequity (in the amount of the present value of the interest rate differential) of the development funding bond. Accordingly, for the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), the "Royalty Pharma - Financial Liability" was reduced by US$ 69.0 million (€ 58.4 million), and this amount was allocated to the development funding bond as compensation for the market inequity. The development funding bond is measured using the effective interest method.

Due to the issue amount exceeding the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), there is a difference in the transaction price and the fair value at initial recognition of the development funding bond at the time of payment in 2022. This is determined using the present value of the interest rate difference between the nominal interest rate of 13.3% and a market interest rate of 7.5% (as of 2022) and was measured in the amount of US$ 57.6 million (equivalent to € 56.7 million). The resulting fair value is higher than the amount paid out, so that the difference is to be regarded as a loss on initial recognition of the financial liability and recognized as a deferral. This results from the fact that the fair value of this financial liability is not evidenced by a quoted market price in an active market for an identical liability, nor by a valuation technique that uses only data from observable markets. The deferral of the initial measurement loss is recorded in the same balance sheet line item as the development funding bond. The deferral is amortized over the life of the bond based on the performance of the bond.

The development of the deferral of the initial measurement loss 2022 can be seen in the following table. The initial measurement loss is included as a deferral with a debit amount in the development funding bond.

in 000' €	2022
Balance as of January 1	0
Addition	56,738
Amortization	(1,173)
Foreign Currency Translation Differences from Consolidation	(2,703)
Balance as of December 31	**52,862**

4.21 Stockholders' Equity

4.21.1 Common Stock

As of December 31, 2022, the Company had common stock in the amount of € 34,231,943 or 34,231,943 shares (December 31, 2021: € 34,231,943 or 34,231,943 shares), divided into 34,231,943 no-par-value bearer shares (December 31, 2021: € 34,231,943 or 34,231,943 shares). With the exception of the 65,980 treasury shares (€ 65,980) held by the Company (December 31, 2021: 83,154 treasury shares or € 83,154), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.

The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.

4.21.2 Authorized Capital

In comparison to December 31, 2021, the number of authorized ordinary shares increased from 7,287,025 (€ 7,287,025) to 9,195,696 (€ 9,195,696). At the Annual General Meeting on May 18, 2022, Authorized Capital 2022-I in the amount of 1,978,907 , was newly created. The reduction of Authorized Capital 2019-I in the amount of70,236 had an offsetting effect.

Under the Authorized Capital 2022-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or several occasions until and including May 17, 2027 against cash and/or non-cash contributions by a total of up to € 1,978,907 by issuing up to 1,978,907 new no-par-value bearer shares.

Pursuant to the Company's articles of association, the shareholders may authorize the Management Board to increase the share capital with the consent of the Supervisory Board within a period of five years by issuing shares for a specific total amount referred to as authorized capital (Genehmigtes Kapital), which is a concept under German law that enables the company to issue shares without going through the process of obtaining an additional shareholders' resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed half of the share capital existing at the time of registration of the authorized capital in the commercial register.

The Company Group Management Report **Financial Statements** Additional Information 143
›› Notes

4.21.3 Conditional Capital

In comparison to December 31, 2021, the number of ordinary shares of conditional capital decreased from 7,816,101 (€ 7,816,101) to 6,804,134 (€ 6,804,134). In the course of this General Meeting on May 18, 2022, the Conditional Capital 2020-I in the amount of 806,947 and the Conditional Capital 2016-III in the amount of 205,020 were reduced.

Although shareholders may resolve to amend or create conditional capital (Bedingtes Kapital), they may do so only to issue conversion or subscription rights to holders of convertible bonds in preparation for a merger with another company or to issue subscription rights to employees and members of the Management Board of the Company or of an affiliated company by way of consent or authorizing resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

4.21.4 Treasury Stock

In the years 2022, 2021 and 2020, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
Balance as of December 31, 2019	225,800	8,357,250
Transfer in 2020	(94,386)	(3,488,506)
Balance as of December 31, 2020	131,414	4,868,744
Transfer in 2021	(48,260)	(1,783,690)
Balance as of December 31, 2021	83,154	3,085,054
Transfer in 2022	(17,174)	(634,751)
Balance as of December 31, 2022	65,980	2,450,303

On December 31, 2022, the Company held 65,980 treasury shares with a value of € 2,450,303 – a decrease of € 634,751 compared to December 31, 2021 (83,154 shares, € 3,085,054). The reason for this decrease was the transfer of 16,008 treasury shares amounting to € 591,656 to the Management Board and selected employees of the Company (beneficiaries) from the 2018 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2022 and offered beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. In addition, 1,166 treasury shares for an amount of € 43,095 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2022, was 65,980 (December 31, 2021: 83,154) and the number of outstanding shares amounted to 34,165,963 (December 31, 2021: 34,148,789). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

4.21.5 Additional Paid-in Capital

As of December 31, 2022, the capital reserve amounted to € 833,708,724 (December 31, 2021: € 833,320,689). The increase by a total of € 388,035 resulted mainly from the addition of personnel expenses from share-based payments in the amount of € 1,022,786. This was offset by the decrease from reclassifications of treasury shares in connection with the allocation of shares from the MorphoSys AG 2018 Performance Share Plan in the amount of € 591,656 and from the MorphoSys US Inc. 2019 LTI Plan in the amount of € 43,095.

4.21.6 Other Comprehensive Income Reserve

On December 31, 2022, this reserve included changes in the fair value of equity instruments of € (27,486) (December 31, 2021: € (27,486)) recognized directly in equity, as well as currency translation differences from consolidation of € 115,354,088 (December 31, 2021: € 52,785,077). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.

4.21.7 Accumulated Deficit

The consolidated net loss for the year of € 151,058,190 is reported under "accumulated deficit." As a result, the accumulated deficit increased from € 672,349,226 in 2021 to € 823,407,416 in 2022.

5 Remuneration System for the Management Board and Employees of the Group 5.1 Equity-Settled Share-Based Payment Transactions 5.1.1 Stock Option Plans 2017 Stock Option Plan On April 1, 2017, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting period/ performance has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 55.52. The exercise period is three years after the end of the four-year vesting period/ performance period, which is March 31, 2024. Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 8,197 stock options (9,017 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 60,435 stock options (66,497 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares. In 2022, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 0 based on the fair value on the grant date (2021: € 2,757; 2020: € 62,780). 2018 Stock Option Plan On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting period ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 81.04. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2025. Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 6,476 stock options (3,886 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 52,797 stock options (31,701 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares. In 2022, personnel expenses from stock options under the Group’s 2018 SOP amounted to € (14,267) based on the fair value on the grant date (2021: € 52,795; 2020: € 251,855). 2019 Stock Option Plan On April 1, 2019 MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four- year vesting period/performance period, which is March 31, 2026. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. The Company Group Management Report Financial Statements Additional Information 144 ›› Notes

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was € 106.16. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2023. In 2022, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 218,126.43 based on the fair value on the grant date (2021: € 625,806; 2020: € 1,570,241). 2020 Stock Option Plan On April 1, 2020 MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date wasApril 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. In 2022, personnel expenses from stock options under the Group’s 2020 SOP amounted to € 481,879 based on the fair value on the grant date (2021: € 1,033,944; 2020: € 1,990,326). 2021 Stock Option Plan On October 1, 2021, MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was October 29, 2021, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 44.91. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2020-I, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2020-I not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2028. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German The Company Group Management Report Financial Statements Additional Information 145 ›› Notes

The Company Group Management Report **Financial Statements** › Notes Additional Information 146

Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

In 2022, personnel expenses from stock options under the Group's 2021 SOP amounted to € 796,616 based on the fair value on the grant date (2021: € 711,223).

Development of Stock Option Plans and Fair Value

The table below shows the development of the stock option plans in the financial year 2022.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Outstanding on January 1, 2022	**68,305**	**63,146**	**69,671**	**57,078**	**100,350**	**293,593**
Granted	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Forfeited	0	(19)	(1,030)	0	(5,075)	(168,458)
Expired	0	0	0	0	0	0
Outstanding on December 31, 2022	**68,305**	**63,127**	**68,641**	**57,078**	**95,275**	**125,135**
Exercisable on December 31, 2022	68,305	63,127	0	0	0	0
Weighted-average Exercise Price (€)	55.52	81.04	87.86	106.16	93.66	44.91

The fair value of the stock options from the 2018, 2019, 2020 and 2021 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Share Price on Grant Date in €	81.05	85.00	98.10	94.90	40.75
Exercise Price in €	81.04	87.86	106.16	93.66	44.91
Expected Volatility of the MorphoSys share in %	35.95	37.76	38.02	39.86	40.51
Expected Volatility of the Nasdaq Biotech Index in %	25.10	18.61	18.17	25.32	24.95
Expected Volatility of the TecDAX Index in %	17.73	26.46	24.82	20.48	22.17
Performance Term of Program in Years	4.0	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02	between -0.55 and -0.83	between (0.70) and (0.22)
Fair Value on Grant Date in €	**30.43**	**31.81**	**35.04**	**38.20**	**16.67**

5.1.2 Long-Term Incentive Programs 2017 Long-Term Incentive Plan On April 1, 2017, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2021. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 130%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 45,891 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 13, 2021. A member of Management Board received 4,143 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 2,030 performance shares. A total of 39,718 performance shares were granted to other current and former employees of the Company. In 2022, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to € 0 based on the fair value on the grant date (2021: € 3,530; 2020: € 80,383). 2018 Long-Term Incentive Plan On April 1, 2018, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on October 19, 2022. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 55%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 16,008 performance shares of MorphoSys AG were transferred to the beneficiaries after the 4-year vesting period in the period ending October 19, 2022. A member of the Management Board received 1,070 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 636 performance shares. A total of 14,302 performance shares were granted to other current and former employees of the Company. In 2022, personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to € (7,295) based on the fair value on the grant date (2021: € 54,967; 2020: € 257,494). 2019 Long-Term Incentive Plan MorphoSys AG On April 1, 2019, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries can choose the allocation date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation. The Company Group Management Report Financial Statements Additional Information 147 ›› Notes

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. In 2022, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 25,278 based on the fair value on the grant date (2021: € 190,767; 2020: € 682,162). MorphoSys US Inc. On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of termination by a beneficiary for good cause, all performance shares will be forfeited without entitlement to compensation. After the end of the third one-year performance period, a target achievement of 89% was determined. Taking this target achievement into account, 1,166 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 20, 2022 to October 19, 2022. In 2022, personnel expenses of the Group from performance shares under the MorphoSys US Inc. 2019 LTI Plan amounted to € (33,281) based on the fair value on December 31, 2022. (2021: € (503,206); 2020: € 38,888). The Company Group Management Report Financial Statements Additional Information 148 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 149
›› Notes

Development of Long-Term Incentive Plans and Fair Value

The table below shows the development of the LTI plans in the financial year 2022.

	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program	MorphoSys US Inc. – 2019 Long-Term Incentive Program
Outstanding on January 1, 2022	**18,577**	**19,987**	**2,708**
Granted	0	0	0
Adjustment due to Performance Criteria	(2,569)	0	0
Exercised	(16,008)	0	(1,166)
Forfeited	0	(1,166)	(1,542)
Expired	0	0	0
Outstanding on December 31, 2022	**0**	**18,821**	**0**
Exercisable on December 31, 2022	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a

The fair value of the performance shares from the Long-Term Incentive Plan from 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	85.00
Exercise Price in €	n/a
Expected Volatility of the MorphoSys share in %	37.76
Expected Volatility of the Nasdaq Biotech Index in %	18.61
Expected Volatility of the TecDAX Index in %	26.46
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13
Fair Value on Grant Date in €	**106.85**

5.1.3 Restricted Stock Unit Plan (RSUP)

2020 Restricted Stock Unit Plan (RSUP)

On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. The program was originally considered to be equity-settled share-based payment and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash. As of December 31, 2022, based on a target achievement of 82%, a cash settlement of € 0.2 million is expected at the end of the three-year performance period. The provision for this program amounts to € 0.2 million as of December 31, 2022. On October 1, 2020, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program. The fair value of the restricted shares granted on October 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share as of November 30, 2020, € 44.63 per share on August 6, 2021 and € 18.46 per share as of June 15, 2022. In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € (1,074,075) based on the fair values (2021: € (462,243); 2020: € 1,916,267). 2021 Restricted Stock Unit Plan (RSUP) On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. The fair value of the restricted shares granted on April 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 44.63 per share on August 6, 2021, € 18.46 per share on June 15, 2022 and € 18.46 per share as of June 15, 2022. On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2021 program, except that the performance criteria can be met up to a maximum of 175% per year. The fair value of the restricted shares granted on October 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 18.46 per share as of June 15, 2022 and € 13.21 per share as of December 31, 2022. In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to € (219,040) based on the fair values (2021: € 1,260,750). 2022 Restricted Stock Unit Plan (RSUP) On June 1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the The Company Group Management Report Financial Statements Additional Information 150 ›› Notes

shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation. The fair value of the restricted stock units granted on June 1, 2022 according to the reporting date for the three performance periods amounted to € 18.46 per share on June 15, 2022 and € 13.21 per share on December 31, 2022. As of June 1, 2022, U.S. beneficiaries had been granted 408,956 restricted shares. For the 2022 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three- year period, for which 40% of the shares granted are designated. On October 1, 2022, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the June 1, 2022 program. 39,738 restricted shares were granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2022 LTI Plan that 20% of beneficiaries would leave the Company during the three-year period. The fair value of the restricted shares granted on October 1, 2022, in accordance with the grant dates or measurement dates for each of the three performance periods were €22.22 per share as of October 18, 2022 and €13.21 per share as of December 31, 2022. In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2022 RSU Plan amounted to € 444,718 based on the fair values. The Company Group Management Report Financial Statements Additional Information 151 ›› Notes

The Company Group Management Report **Financial Statements** » Notes Additional Information 152

Development of RSUP
The table below shows the development of the performance shares under the MorphoSys RSU Plans in the financial year 2022.

	MorphoSys US Inc. – October 2019 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2021 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2021 Restricted Stock Unit Plan	MorphoSys US – June 2022 Restricted Stock Unit Plan	MorphoSys US - October 2022 Restricted Stock Unit Plan
Outstanding on January 1, 2022	**6,337**	**20,506**	**5,832**	**42,996**	**34,335**	**0**	**0**
Granted	0	0	0	0	0	408,956	39,738
Exercised	0	0	0	0	0	0	0
Forfeited	(1,685)	(8,909)	(2,600)	(24,096)	(6,659)	(77,873)	(1,399)
Expired	0	0	0	0	0	0	0
Outstanding on December 31, 2022	**4,652**	**11,597**	**3,232**	**18,900**	**27,676**	**331,083**	**38,339**
Exercisable on December 31, 2022	0	0	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

5.2 Cash-Settled Share-Based Payment Transactions

2019 Restricted Stock Unit Plan (RSUP)

On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2022, it was decided to settle this program in cash.

The holding period/performance period expired on September 30, 2022. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 81%. Taking these conditions into account, a payout amount of € 66,989 resulted. This obligation was fulfilled in 2022.

In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2019 RSU Plan amounted to € (419,712) based on the fair values (2021: € (383,159); 2020: € 600,445).

2020 Performance Share Unit Program

On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG's own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment.

In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/ performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. On June 1, 2020, MorphoSys established a performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program. In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April 1, 2020 and June 1, 2020 for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of Performance Share Units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/performance periods of the programs for the subsequent three years as of April 1, 2021 and June 1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated. In 2022, personnel expenses under the Group’s 2020 performance share unit program amounted to € (81,677) (2021: € (1,083,058); 2020: € 1,166,194). 2021 Performance Share Unit Program On April 1, 2021, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/ performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. On October 1, 2021, MorphoSys established a performance share unit program (PSU program) for certain employees of The Company Group Management Report Financial Statements Additional Information 153 ›› Notes

the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program. The grant date was October 20, 2021. In 2022, personnel expenses under the Group’s 2021 performance share unit program amounted to € (444,524) (2021: € 701,136). 2022 Performance Share Unit Program On June 1, 2022, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 15, 2022. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/ performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2022 that 25 % of beneficiaries would leave the Company during the four-year period. On October 1, 2022, MorphoSys established a performance share unit program (PSU program) for certain employees of the Company and for members of the Executive Committee. The terms and conditions were identical to those of the June 1, 2022 program. A total of 40,414 performance share units were granted to beneficiaries, of which 16,666 performance share units to members of the Executive Committee and 23,748 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. The grant date was October 18, 2022. In 2022, personnel expenses under the Group’s 2022 performance share unit program amounted to € 2,946,000. Long-Term Cash Incentive Plan (CLTI Plan) On April 30, 2020, MorphoSys US Inc. established a long- term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The CLTI plan is paid out in cash provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The amount of compensation vested per year is calculated based on the key performance criteria of the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 50% of the defined performance criteria are met in any one year, no award will be granted for that year. At the end of the total three-year performance period, the cash compensation earned is paid by MorphoSys US Inc. The Company Group Management Report Financial Statements Additional Information 154 ›› Notes

If a beneficiary terminates his employment with MorphoSys US Inc. prior to the end of a one-year performance period, the beneficiary shall lose his entitlement to a cash settlement during the relevant one-year performance period and future performance periods. Entitlements from previously completed one-year performance periods are retained. As of December 31, 2022, and based on 100% target achievement, cash settlement under the CLTI plan at the end of the three-year performance period is expected to be € 0.5 million. In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € 42,585 (2021: € 117,395). The provision for this program amounts to € 0.5 million as of December 31, 2022 (December 31, 2021: € 0.4 million). The Company Group Management Report Financial Statements Additional Information 155 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 156
›› Notes

Development of Cash-Settled Programs and Fair Value

The table below shows the development of the performance share unit programs in the financial year 2022.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program	June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program
Outstanding on January 1, 2022	**25,779**	**8,361**	**111,586**	**11,209**	**0**	**0**
Granted	0	0	0	0	696,622	40,414
Exercised	0	0	0	0	0	0
Forfeited	(1,326)	0	(12,037)	(6,836)	(86,753)	0
Expired	0	0	0	0	0	0
Outstanding on December 31, 2022	**24,453**	**8,361**	**99,549**	**4,373**	**609,869**	**40,414**
Exercisable on December 31, 2022	0	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a	n/a

The fair values of the performance share units of the 2020, 2021 and 2022 PSU programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program	June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program
Share Price in € on December 31, 2022	13.21	13.21	13.21	13.21	13.21	13.21
Exercise Price in €	n/a	n/a	n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	56.15	54.56	48.29	47.50	47.55	46.63
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %	16.91	16.78	15.90	17.52	20.95	20.83
Remaining Performance Term of Program in Years	1.25	1.42	2.25	2.75	3.92	3.92
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	2.12	2.12	2.08	2.02	1.98	1.97
Fair Value on December 31, 2022, in €	**0.03**	**0.09**	**2.78**	**4.07**	**10.85**	**10.23**

5.3 Related Parties Related parties are legal entities or individuals that can influence MorphoSys AG and its subsidiaries or are subject to control, joint control or significant influence by MorphoSys AG or its subsidiaries. These include, in particular, associates accounted for using the equity method. In addition to the members of the Management Board and the Supervisory Board, related parties who hold a key position in MorphoSys AG as the parent company of the Group also include all persons at the management level below. Key management personnel from the Group's perspective comprises those persons who direct and control the significant part of the Group's activities. Therefore, in addition to the Management Board and the Supervisory Board, the other members of the Executive Committee are considered to be key management personnel from the perspective of MorphoSys AG. Balances and transactions between the Company and its fully consolidated subsidiaries, which constitute related parties, have been eliminated in the course of consolidation and are not commented on in this Note. Details of transactions between the Group and other related parties are disclosed below. Related Entity In 2022, revenues of € 40.8 million and cost reimbursements of € 26.5 million were recognized with the associated company under the underlying license agreements. As of December 31, 2022, trade receivables from associated companies amounted to € 21.0 million. For the terms and conditions related to these transactions, refer to Note 4.12. Related Person The Group engages in business relationships with members of the Management Board, the Supervisory Board and the other members of the Executive Committee as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2022 financial year. Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities. The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board (or by parties closely associated to them), as well as the changes in their ownership during the 2022 financial year. The Company Group Management Report Financial Statements Additional Information 157 ›› Notes

Shares 1/1/2022 Additions Sales 12/31/2022 Management Board         Jean-Paul Kress, M.D. 0 0 0 0 Sung Lee 2,250 0 0 2,250 Malte Peters, M.D.1 7,456 0 0 — Total 9,706 0 0 2,250 Supervisory Board Marc Cluzel, M.D., Ph.D. 1,000 3,500 0 4,500 Michael Brosnan 5,000 0 0 5,000 Sharon Curran 0 0 0 0 George Golumbeski, Ph.D. 0 0 0 0 Andrew Cheng, M.D., Ph.D.2 — 0 0 0 Wendy Johnson3 563 0 0 — Krisja Vermeylen 1,000 1,000 0 2,000 Total 7,563 4,500 0 11,500 Stock Options 1/1/2022 Additions Forfeitures Exercises 12/31/2022 Management Board           Jean-Paul Kress, M.D. 81,989 0 0 0 81,989 Sung Lee 0 0 0 0 0 Malte Peters, M.D.1 33,110 0 0 0 — Total 115,099 0 0 0 81,989 The Company Group Management Report Financial Statements Additional Information 158 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 159
›› Notes

Performance Shares from LTI plans

	1/1/2022	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Allocations[5]	12/31/2022
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee	0	0	0	0	0	0
Malte Peters, M.D.[1]	3,105	0	(1,347)	0	0	–
Total	**3,105**	**0**	**(1,347)**	**0**	**0**	**0**

[1] Malte Peters, M.D., resigned as a member of the Management Board with effect from the end of September 30, 2022. Changes after his departure from the Management Board are not presented.
[2] Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.
[3] Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022. Changes in the number of shares after her departure from the Supervisory Board are not presented.
[4] Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
[5] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

MorphoSys does not award any stock options or performance shares to the Supervisory Board.

The remuneration system for the Management Board meets the requirements of the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company. The Management Board's total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan), stock option and performance share plans as well as performance share unit programs from previous years. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board's total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2021 and 2022.

As part of the company pension plan, the Management Board members participate in a pension plan in the form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base remuneration, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in the provident fund pension plan. Malte Peters, M.D., a member of the Management Board who left during the reporting period, used both the provident fund as well as an individual pension plan for this purpose (this individual component is not shown in the following table). Management Board members who also have a company pension plan as part of their deferred compensation also receive an allowance for this Company pension plan.

If a Management Board member's service contract terminates due to death, the member's spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter.

In the event of (i) a change of control and (ii) a material reduction of his responsibilities within one year after the change of control, the Chief Executive Officer Jean-Paul Kress, M.D., is entitled to resign from his office as member of the Management Board and simultaneously terminate his service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.

Further, in the event of a change of control, the member of the Management Board and Chief Financial Officer Sung Lee is entitled to exercise a right to terminate his service contracts and receive any outstanding fixed salary and

The Company Group Management Report **Financial Statements** Additional Information 160
›› Notes

annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.

The Performance Share Unit Program 2022 also provides for the right of the Executive Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will vest with immediate effect and can be exercised after expiry of the statutory waiting periods.

A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys's voting rights.

In 2022, the STI 2021 was paid out. Financial and non-financial performance indicators were set for the STI 2021. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones included commercial, development and BD&L, and research and BD&L targets. These performance indicators resulted in a weighted target achievement of 167.2%. This was multiplied by a target amount per Management Board member set by the Supervisory Board to give the bonus payout amount.

With regard to the annual bonus 2022 payments made to members of the Management Board and voluntarily disclosed below in this remuneration report, the following correction was made to the annual bonus 2021: The annual bonus 2021 was paid to the Management Board members in February 2022 based on preliminary financial figures. On March 10, 2022, a one-time, non-cash impairment charge was announced based on the Company's decision to consolidate all research activities on the most advanced programs following the acquisition of Constellation Pharmaceuticals and to centralize all laboratory activities at the German research site in Planegg. This impacted the achievement of Target 4 of the annual bonus 2021. As already outlined in the Remuneration Report 2021, the impact of this effect will be deducted from the payment of the annual bonus 2022. The reduced expenses were recognized in 2022.

For details on the LTI, refer to Note 5.1 and 5.2.

For the fiscal year 2022, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 9,159,782 (2021: € 9,718,350), consisting of performance-unrelated remuneration of € 2,738,488 (2021: € 3,759,850), performance-related remuneration of € 1,821,294 (2021: € 2,680,000) as well as long-term incentive compensation of € 4,600,000 (2021: € 3,278,500) in the form of share-based compensation. The latter represents the fair value upon grant date. In 2022, termination benefits to members of the Management Board were recognized in the amount of€ 320,248 (2021: € 806,297).

Dr. Malte Peters was released from his duties as a member of the Management Board effective September 30, 2022, until the end of December 31, 2022, with continued payment of his compensation. Furthermore, all stock options, performance shares and performance share units granted to him (with the exception of the performance share units granted to him under the Performance Share Unit Program 2022, which were only granted to him on a pro-rata basis until his departure) vested in full.

On December 20, 2022 the company announced that Sung Lee will resign from his position as CFO and as a member of the Management Board with effect from the end of March 17, 2023. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

As of June 1, 2022, the Management Board was granted 242,104 Performance Share Units. The fair value as of December 31, 2022, amounts to € 10.85.

For the individualized Management Board compensation, refer to the separately available remuneration report.

In the years 2022 and 2021, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2022 and 2021.

Compensation (in accordance with HGB) to former members of the Management Board amounted to € 1.4 million in 2022 (2021: € 4.6 million).

The compensation of the members of the Executive Committee consists of fixed compensation components (annual base compensation, customary fringe benefits and pension contributions), an annual bonus (STI) and a performance-based multi-year compensation (LTI), the Performance Share Unit Program ("PSUP") for members in Germany and the Restricted Stock Unit Program ("RSUP") for the member in the USA.

The total compensation for key management personnel (Management Board and members of the Executive Committee) in 2022 and 2021 were as follows.

in €	2022	2021
Total Short-Term Employee Benefits	7,847,207	7,336,167
Total Post-Employment Benefits	405,922	443,372
Total Termination Benefits	320,248	806,297
Total Share-Based Payment	6,877,000	4,278,500
Total Compensation	**15,450,377**	**12,864,336**

The Company | Group Management Report | Financial Statements › Notes | Additional Information | 161

As of December 31, 2022, there were accrued personnel expenses of 3,1 for payments to key management personnel for performance-related remuneration and non-current provisions of € 2.0 million for long-term incentive compensation (December 31, 2020: € 3.3 million and € 0.5 million, respectively).

The total remuneration for the Supervisory Board, excluding reimbursed travel costs, in 2022 and 2021 was as follows.

in €	Fixed Compensation		Attendance Fees[3]		Total Compensation	
	2022	2021	2022	2021	2022	2021
Marc Cluzel, M.D., Ph.D.	104,210	104,210	45,200	60,800	149,410	165,010
Michael Brosnan	57,284	57,284	34,000	31,800	91,284	89,084
Sharon Curran	45,284	45,284	27,200	29,400	72,484	74,684
George Golumbeski, Ph.D.	70,926	70,926	29,200	31,200	100,126	102,126
Andrew Cheng, M.D., Ph.D.[1]	28,240	–	12,400	–	40,640	–
Wendy Johnson[2]	19,302	51,284	20,400	44,800	39,702	96,084
Krisja Vermeylen	57,284	57,284	32,000	41,600	89,284	98,884
Total	**382,530**	**386,272**	**200,400**	**239,600**	**582,930**	**625,872**

[1] Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.
[2] Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022.
[3] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.

No other agreements currently exist with present or former members of the Supervisory Board.

As of December 31, 2022, the members of the Executive Committee (excluding the Management Board) held 20,455 stock options, 19,842 restricted shares and 1,252 performance shares granted by the Company.

In 2022, a new performance share program as well as a new restricted stock unit plan were issued to the members of the Executive Committee (excluding the Management Board) (see Note 5.2).

On April 1, 2022, a total of 3,854 stock options from the 2018 SOP-Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive 2,314 shares within a three-year period. By December 31, 2022, no options had been exercised for a total of 0 shares.

On April 1, 2022, a total of 636 shares from the 2018 LTI Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within an six-month period. By December 31, 2022, no option had been exercised.

6 Additional Notes 6.1 Obligations arising from Leases and Other Contracts The future minimum payments under non-cancelable leases of low-value assets, performance share unit programs and contracts for insurance and other services on December 31, 2022 were as follows: in 000' € Leases of Low-Value Assets and Short-Term Leases Performance Share Unit Programs Other Total Less than 1 Year 0 200 1,098 1,298 Between One and Five Years 3 9,300 13,499 22,802 More than 5 Years 0 0 0 0 Total 3 9,500 14,597 24,100 As of December 31, 2021, these future mininum payments were as follows. in 000' € Leases of Low-Value Assets and Short-Term Leases Performance Share Unit Programs Other Total Less than 1 Year 8 0 570 578 Between One and Five Years 25 5,105 10,894 16,024 More than 5 Years 0 0 0 0 Total 33 5,105 11,464 16,602 The Company Group Management Report Financial Statements Additional Information 162 ›› Notes

The Company Group Management Report **Financial Statements** » Notes Additional Information 163

Additionally, the company has contracts for outsourced studies whereas the services have not been rendered as of December 31, 2022 and which could result in future payment obligations. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	2022	2021
Less than 1 Year	228.4	138.9
Between One and Five Years	214.1	97.6
More than 5 Years	0.0	0.0
Total	**442.5**	**236.5**

6.2 Contingent Liabilities

Contingent liabilities are potential obligations from past events that exist only when the occurrence of one or more uncertain future events – beyond the Company's control – is confirmed. Current obligations can represent a contingent liability if it is not probable enough that an outflow of resources justifies the recognition of a provision. Moreover, it is not possible to make a sufficiently reliable estimate of the sum of obligations.

The Management Board is unaware of any proceedings that may result in a significant obligation for the Group or lead to a material adverse effect on the Group's net assets, financial position or results of operations.

If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (currently expected € 221.7 million) related to regulatory events or the achievement of sales targets.

Monjuvi's product sales trigger percentage-based royalty payments.

Obligations may arise from enforcing the Company's patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor's argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys' favor.

The assessment of potentially uncertain tax positions included the tax treatment of the financial liability from future payments to Royalty Pharma. In contrast to IFRS accounting, a deferred income item was recognized for tax purposes which will be realized over the term of the underlying license agreements. The Company assumes that the tax authorities will share this assessment and that this will not be objected in a future tax audit. Due to the remaining uncertainty and the significance of the potential tax risk, we reported a contingent income tax liability in accordance with IFRIC 23.A5, IAS 12.88 and IAS 37. A different tax assessment would have a significant impact in the form of an additional tax payment. For tax purposes, deferred income for the obligations to Royalty Pharma amounted to € 866.5 million as of December 31, 2022 and the associated contingent tax liability upon non-acceptance of the deferral amounts to € 223.8 million.

6.3 Additional Disclosures for Financial Instruments

Fair Value Hierarchy and Measurement Methods

The fair value is the price that would be achieved for the sale of an asset in an arm's length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price).

Fair value is measured by using the same assumptions and taking into account the same characteristics of the financial asset or financial liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted.

MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments:

Level 1: Quoted (unadjusted) prices in active markets for identical financial assets or liabilities to which the Company has access.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial asset or the financial liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: Inputs for the financial asset or the financial liability that are not based on observable market data (that is, unobservable inputs).

Hierarchy Level 1 The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm’s length conditions. For assets held by the Group, the appropriate quoted market price is the buyer’s bid price. Hierarchy Levels 2 and 3 The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is determined using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3. Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits as well as restricted cash. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows using term-specific and risk-adjusted market interest rates. Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, financial assets which is part of other receivables (anti-dilution right HI-Bio), the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis. For the purpose of determining the fair value of financial assets from collaborations, expected cash inflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk. The fair value of the debt component of the convertible bond is determined based on the contractual cash flows (interest and principal), that are discounted using market interest rates of financial instruments with a comparable currency and maturities, taking into account MorphoSys' credit risk. Further information on the assumptions and estimates used to derive the cash flows from the HI-Bio anti-dilution right, as well as a sensitivity analysis of the main estimates and assumptions, please refer to Note 4.5. In order to determine the fair value of the non-current financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For determining the fair value of the non-current financial liabilities for future payments to Royalty Pharma for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows from the planned royalty and milestone payments as well as the payments on the development funding bond to Royalty Pharma are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For further information on the assumptions and estimates made to derive the cash flows from the financial assets and liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma, as well as a sensitivity analysis of the significant estimates and assumptions of the financial liabilities recognized at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Note 4.19 and 4.20. Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2022, no transfers were made between the fair value hierarchy levels. In 2021, the fair value measurement of the debt component of the convertible bond was reclassified from hierarchy level 2 to hierarchy level 3, as the entity's own credit risk was not observable as a significant parameter for the fair value measurement anymore. The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities. The Company Group Management Report Financial Statements Additional Information 164 ›› Notes

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet. December 31, 2022; in 000' € Classification Financial Instrument Carrying Amount Fair Value Hierarchy Level Cash and Cash Equivalents AC 402,351 * * Other Financial Assets 504,823 thereof Money Market Funds FVTPL 14,622 14,622 1 thereof Fixed Term Deposits AC 490,201 * * Accounts Receivable AC 91,231 * * Financial Assets from Collaborations FVTPL 0 0 3 Other Receivables 12,852 thereof Anti-Dilution Right HI-Bio FVTPL 9,832 9,832 3 thereof Non-Financial Assets n/a 3,020 n/a n/a Current Financial Asset 1,008,237 Prepaid Expenses and Other Assets 8,729 thereof Restricted Cash AC 1,324 1,324 2 thereof Non-Financial Assets n/a 7,405 n/a n/a Non-Current Financial Asset 1,324 Total 1,009,561 Accounts Payable and Accruals (157,270) thereof Accounts Payable FLAC (38,579) * * thereof Non-Financial Liabilities n/a (118,691) n/a n/a Bonds FLAC (2,031) * * Financial Liabilities from Collaborations FLAC (2,514) * * Financial Liabilities from Future Payments to Royalty Pharma FLAC (102,171) Current Financial Liabilities (145,295) Bonds FLAC (291,647) (277,166) 3 Financial Liabilities from Collaborations FLAC (217,826) (167,984) 3 Financial Liabilities from Future Payments to Royalty Pharma FLAC (1,398,303) (1,290,475) 3 Non-Current Financial Liabilities (1,907,776) Total (2,053,071) * For these instruments the carrying amount is a reasonable approximation of fair value. The Company Group Management Report Financial Statements Additional Information 165 ›› Notes

The Company Group Management Report **Financial Statements** » Notes Additional Information 166

December 31, 2021; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	123,248	*	*
Other Financial Assets		853,686		
thereof Money Market Funds	FVTPL	8,875	8,875	1
thereof Fixed Term Deposits	AC	844,811	*	*
Accounts Receivable	AC	75,911	*	*
Financial Assets from Collaborations	FVTPL	16,730	16,730	3
Other Receivables		2,227		
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Non-Financial Assets	n/a	2,227	n/a	n/a
Current Financial Asset		**1,071,802**		
Other Financial Assets	AC	0	0	2
Prepaid Expenses and Other Assets		13,251		
thereof Restricted Cash	AC	4,059	4,059	2
thereof Non-Financial Assets	n/a	9,192	n/a	n/a
Non-Current Financial Asset		**13,251**		
Total		**1,085,053**		
Accounts Payable and Accruals		(188,077)		
thereof Accounts Payable	FLAC	(73,787)	*	*
thereof Non-Financial Liabilities	n/a	(114,290)	n/a	n/a
Bonds	FLAC	(423)	*	*
Financial Liabilities from Collaborations	FLAC	(1,097)	*	*
Current Financial Liabilities		**(277,998)**		
Bonds	FLAC	(282,785)	(304,025)	3
Financial Liabilities from Collaborations	FLAC	(513,264)	(514,169)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,167,775)	(1,367,365)	3
Non-Current Financial Liabilities		**(1,963,824)**		
Total		**(2,241,822)**		

* For these instruments the carrying amount is a reasonable approximation of fair value.

The Company Group Management Report Financial Statements » Notes Additional Information 167

The totals of the carrying amounts of the financial instruments per measurement category are shown in the following overview.

in 000' €		12/31/2022	12/31/2021
Financial Assets FVTPL	FVTPL	24,454	25,605
Financial Assets AC	AC	985,107	1,048,029
Financial Liabilities FLAC	FLAC	-2,053,071	-2,127,532

Equity Investments

The investment in adivo GmbH, Martinsried, Germany, is accounted for as equity financial instruments at fair value. Changes in fair value are recognized in equity (other comprehensive income reserve). This was irrevocably determined when the investments were first recognized. This investment is a strategic financial investment, and the Group considers this classification to be more meaningful.

As of December 31, 2022, the fair value of the investment in adivo GmbH was measured at €0 (December 31, 2021: €0).

	Currency	Stake in %	Equity in Domestic Currency (in €)[1]	Profit for the Year (in €)[1]
adivo GmbH, Martinsried, Germany	€	1720.0 %	92,948	624,757

[1] Equity as of December 31, 2021 and profit for the year for the financial year January 1, to December 31, 2021

No observable market data is available for the determination of the fair value of the investment in adivo GmbH. This corresponds to hierarchy level 3 for the fair value. The change in the investment in adivo GmbH is shown below.

in 000' €	2022	2021
Balance as of January 1	0	0
Additions	0	0
Disposals	0	0
Through Other Comprehensive Income	0	0
Through Profit or Loss	0	0
Balance as of December 31	**0**	**0**

In the 2022 and 2021 financial years, no dividends from the investments were recognized in profit or loss, and there were no reclassifications of gains or losses made within equity.

Net Result according to Measurement Categories

The following net gains or losses resulted from financial instruments in the financial year.

in 000' €	2022	2021	2020
FVTPL	7,051	10,983	(7,587)
AC	9,064	9,824	(19,475)
FLAC	231,387	(104,568)	24,031
Total	**247,502**	**(83,761)**	**(3,031)**

The net gains on financial assets at fair value through profit or loss (FVTPL) resulted from valuation effects from changes in the fair value of financial assets from collaborations, money market funds and derivatives used to hedge exchange rate fluctuations. Net losses on financial assets at amortized cost (AC) resulted from the application of the effective interest method for the term deposits, exchange rate fluctuations and risk provisions. The category financial liabilities at amortized cost (FLAC) includes the gains and losses from fair value changes due to changes in planning estimates and the effective interest rate from the financial liabilities from collaborations as well as from the application of the effective interest rate method for the financial liabilities from future payments to Royalty Pharma and the convertible bonds.

The gross interest income and expenses from financial assets and liabilities measured at amortized cost are shown in the following table.

in 000' €	2022	2021	2020
Interest Income AC	4,618	723	1,233
Interest Expenses AC	(1,580)	(2,415)	(1,021)
Interest Income FLAC	0	0	0
Interest Expenses FLAC	(102,144)	(62,252)	(17,783)
Total	**(99,106)**	**(63,944)**	**(17,571)**

6.4 Financial Risk Management

Due to its operating activities with regard to assets, liabilities and planned transactions, the Group is exposed in particular to risks from the default of a contractual party (credit risk), from the non-fulfilment of liabilities (liquidity risk) and from market risks, in particular from changes in exchange rates and interest rates. The aim of the risk management is to limit these risks through ongoing operational and finance-oriented activities.

6.4.1 Credit Risk

Financial instruments in which the Group may have a credit risk are mainly cash and cash equivalents, other financial assets, derivative financial instruments and accounts receivable. The Group's cash, cash equivalents and other financial assets are mainly denominated in euros and US dollars. Other financial assets are high quality assets. Cash, cash equivalents and other financial assets are generally held at numerous reputable financial institutions in Europe and the United States. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The Company Group Management Report Financial Statements Additional Information
›› Notes
168

The changes in risk provisions (see Note 2.6.1) recognized in the statement of profit or loss for the financial years 2022, 2021 and 2020 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2022 financial year. In the general impairment model, the risk provision is recognized for financial assets at amortized cost - cash and cash equivalents, parts of other financial assets (term deposits) - and in the simplified impairment model for accounts receivable.

	General Impairment Model			Simplified Impairment Model		
in 000' €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Total
Balance as of January 1, 2021	(1,001)	0	0	(424)	0	(1,425)
Unused Amounts Reversed	1,001	0	0	424	0	1,425
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(685)	0	0	(360)	0	(1,045)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2021	**(685)**	**0**	**0**	**(360)**	**0**	**(1,045)**
Balance as of January 1, 2022	(685)	0	0	(360)	0	(1,045)
Unused Amounts Reversed	685	0	0	360	0	1,045
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(697)	0	0	(414)	0	(1,111)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2022	**(697)**	**0**	**0**	**(414)**	**0**	**(1,111)**

The Company Group Management Report **Financial Statements** » Notes Additional Information 169

The gross carrying amounts of the Group's financial assets by credit risk rating class are as follows.

Financial Assets as of December 31, 2022	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000' €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	402,353
Term Deposits	low	Expected Twelve-Month Loss	490,881
Accounts Receivable	low	Lifetime Expected Credit Losses	91,645

Financial Assets as of December 31, 2021	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000' €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	123,248
Term Deposits	low	Expected Twelve-Month Loss	845,488
Accounts Receivable	low	Lifetime Expected Credit Losses	76,270

The Group is also exposed to credit risk from debt instruments that are measured at fair value through profit or loss. This includes the items "Financial Assets at Fair Value through Profit or Loss" and "Financial Assets from Collaborations". As of December 31, 2022, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 14.6 million (December 31, 2021: € 25.6 million).

One of the Group's policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group's revenue and accounts receivable are still subject to credit risk from customer concentration. The Group's single most significant customer accounted for € 51.4 million of accounts receivables as of December 31, 2022 (December 31, 2021: € 38.5 million), or 56% of the Group's total accounts receivable at the end of 2022. The Group's top three customers individually accounted for 35%, 15% and 12% of the total revenue in 2022.

As of December 31, 2021, 51% of the Group's accounts receivable balance related to a single customer; of the total revenue in 2021, three customers individually accounted for 36%, 14% and 9%.

On December 31, 2020, one customer had accounted for 60% of the Group's accounts receivable, and the top three customers in 2020 individually accounted for 78%, 14% and 1% of the Group's revenue.

The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.3 million (December 31, 2021: € 4.1 million).

6.4.2 Liquidity Risk

Liquidity risk arises primarily from accounts payable, lease liabilities (refer to Note 4.9), bonds, financial liabilities from collaborations and financial liabilities from future payments to Royalty Pharma. Liquidity risk is managed on the basis of balance sheet and profit and loss figures. This is done by means of liquidity planning for the current year on a monthly basis, for the three subsequent years on an annual basis and a monthly target/actual comparison. The top priority is always to ensure sufficient liquidity so that all payment obligations can be met.

The following table shows the the maturities of the cash flows of accounts payable and bonds at the balance sheet date. For the financial liabilities from collaborations, the non-discounted, future planned half profit sharing payments from Incyte for the sales of Monjuvi in the USA are presented. The financial liabilities from future payments to Royalty Pharma include the undiscounted, planned net sales in the coming years. There is no cash inflow and outflow at MorphoSys as the agreed percentage royalties and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. Refer to Note 4.9 for the contractual cash flows of lease liabilities.

in '000 €; due on December 31, 2022 in Less than 1 Year Between One and Five Years More than 5 Years Total Accounts Payable 38,579 0 0 38,579 Bonds 2,031 329,063 0 331,094 Financial Liabilities from Collaborations 2,588 67,784 225,172 295,544 Financial Liabilities from Future Payments to Royalty Pharma 105,525 780,755 1,250,387 2,136,667 in '000 €; due on December 31, 2021 in Less than 1 Year Between One and Five Years More than 5 Years Total Accounts Payable 73,787 0 0 73,787 Bonds 2,031 331,094 0 333,125 Financial Liabilities from Collaborations 1,140 167,669 530,242 699,052 Financial Liabilities from Future Payments to Royalty Pharma 89,845 505,938 1,051,077 1,646,860 There were no financial instruments pledged as collateral as of December 31, 2022. 6.4.3 Market Risk Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group‘s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks. Currency Risk The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments. The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from US dollar cash flows. The Company Group Management Report Financial Statements Additional Information 170 ›› Notes

The Company | Group Management Report | Financial Statements › Notes | Additional Information | 171

The Group's exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2022; in '000 €	US$	Other
Cash and Cash Equivalents	15,986	0
Other Financial Assets	0	0
Accounts Receivable	77,045	0
Financial Assets from Collaborations	0	0
Restricted Cash (included in Other Assets)	0	0
Accounts Payable and Accruals	(97,946)	(56)
Financial Liabilities from Collaborations	(220,339)	0
Financial Liabilities from Future Payments to Royalty Pharma	0	0
Total	**(225,254)**	**(56)**

as of December 31, 2021; in '000 €	US$	Other
Cash and Cash Equivalents	106,188	0
Other Financial Assets	96,192	0
Accounts Receivable	42,754	0
Financial Assets from Collaborations	16,730	0
Restricted Cash (included in Other Assets)	3,397	0
Accounts Payable and Accruals	(107,691)	(339)
Financial Liabilities from Collaborations	(514,362)	0
Financial Liabilities from Future Payments to Royalty Pharma	(186,751)	0
Total	**(543,543)**	**(339)**

The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in US dollars. The transfer of assigned license revenues is settled in Euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.

Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2022	2021	2020
Increase of the Euro by 10%	15.6	39.3	16.8
Decrease of the Euro by 10%	(19.7)	(48.0)	(25.6)

Interest Rate Risk

The Group's risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group's investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the mostly fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.

Different interest rates and their effect on existing other financial assets with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2022	2021	2020
Increase of the variable Interest Rate by 0.5%	2.4	0.8	1.2
Decrease of the variable Interest Rate by 0.5%	(2.4)	(0.8)	(1.4)

The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.

6.4.4 Capital Management

The Management Board's policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development and to safeguard its ability to continue as a going concern. As of December 31, 2022, the equity ratio was 6.6% (December 31, 2021: 9.6%; see also the following overview).

in 000' €	12/31/2022	12/31/2021
Stockholders' Equity	157,410	244,876
In % of Total Capital	6.6	9.6
Total Liabilities	2,239,523	2,311,378
In % of Total Capital	93.4	90.4
Total Capital	2,396,932	2,556,254

MorphoSys actively manages its cash and investments to primarily ensure liquidity and principal preservation while seeking to maximize returns. MorphoSys' cash and short-term investments are located at several banks. Financial investments are made in investment instruments having at minimum a Standard & Poor's rating (or equivalent) of at least A-.

The Company Group Management Report **Financial Statements** ›› Notes Additional Information 172

No minimum capital requirements are stipulated in MorphoSys' Articles of Association. The Company has obligations to issue shares out of conditional and authorized capital relating to the exercise of stock options and restricted stock units on the basis of share-based payment transactions (refer to Notes 5.1 and 5.2).

There are no liabilities to banks.

6.5 Disclosures to Statement of Cash Flows - Net Debt Reconciliation

The following overview contains the presentation and development of the liabilities from financing activities. "Amortizations from Effective Interest Method", "Changes from Adjustments to Planing Assumptions" and "Transfer of Assigned License Revenues to Royalty Pharma" include non-cash movements, including accrued interest expense.

in 000' €	Lease Liabilities	Bonds	Financial Liabilities from Collaborations	Financial Liabilities from Future Payments to Royalty Pharma	Total
Balance as of January 1, 2021	(45,019)	(273,183)	(516,506)	0	(834,708)
Cash Flows	4,286	2,031	0	(1,205,911)	(1,199,594)
New Leases	(316)	0	0	0	(316)
Disposal Leases	173	0	0	0	173
Amortizations from Effective Interest Method	(1,170)	(12,056)	(20,386)	(29,811)	(63,422)
Changes from Adjustments to Planning Assumptions	0	0	61,876	(64,846)	(2,970)
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	51,890	51,890
Foreign Currency Translation Differences from Consolidation	(538)	0	(39,346)	(7,499)	(47,383)
Balance as of December 31, 2021	**(42,584)**	**(283,208)**	**(514,362)**	**(1,256,176)**	**(2,096,329)**
Balance as of January 1, 2022	(42,584)	(283,208)	(514,362)	(1,256,176)	(2,096,329)
Cash Flows	4,446	2,032	0	(295,421)	(288,943)
New Leases	(6,224)	0	0	0	(6,224)
Disposal Leases	0	0	0	0	0
Amortizations from Effective Interest Method	(1,051)	(12,502)	(22,969)	(78,418)	(114,940)
Changes from Adjustments to Planning Assumptions	0	0	354,390	28,285	382,675
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	96,897	96,897
Foreign Currency Translation Differences from Consolidation	(368)	0	(37,399)	4,358	(33,409)
Balance as of December 31, 2022	**(45,781)**	**(293,678)**	**(220,340)**	**(1,500,475)**	**(2,060,273)**

The "Transfer of Assigned License Revenues to Royalty Pharma" include transactions whereas Janssen directly transfers to Royalty Pharma the settlement amount without influence by MorphoSys on timing and/or amount. As MorphoSys has not received or paid cash for these assigned license revenues, the related amounts have neither been included in the operating nor in the financing cash flow, respectively.

6.6 Geographical Disclosures A total of € 142.7 million (December 31, 2021: € 132.9 million) of the Group’s non-current assets, excluding deferred tax assets, are located in Germany and € 1,165.2 million in the USA (December 31, 2021: € 1,103.8 million). Of the Group’s investments, € 15.2 million (2021: € 24.5 million) were made in Germany and € 0.0 million (2021: € 1.7 million) in the USA. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations. 6.7 Corporate Governance The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2022 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (https://www.morphosys.com/en/ investors/corporate-governance) on November 29, 2022 and made permanently available to the public. 6.8 Research and Development Agreements The Group has entered some research and development agreements. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2022 financial year. 6.8.1 Proprietary Clinical Development Partnerships currently exist with (in alphabetical order) Incyte, Pfizer and Xencor. In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4.19. In June 2010, MorphoSys and the U.S.-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a Phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for the further clinical development after the successful completion of the Phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approximately € 10.5 million) from MorphoSys. Xencor also received milestone payments from MorphoSys totaling US$ 65.5 million (approximately € 53.8 million). These payments were then capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on country-by- country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering tafasitamab in such country, or 11 years after the first sale thereof following marketing authorization in such country. In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. In June 2022, MorphoSys, Incyte and Pfizer Inc. announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi® (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant (ASCT). Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide for patients with relapsed or refractory DLBCL who are not eligible for ASCT. MorphoSys and Incyte will provide Monjuvi for the study, which will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe and Asia-Pacific. 6.8.2 Clinical Development Through Partners Through some commercial partnerships, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to milestone payments and royalties on product sales for specific antibody programs. Prior to the 2022 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones. Partnerships (incl. partnerships for which the active collaboration has ended before the beginning of 2022 but where drug development programs were still being pursued) include (in alphabetical order): advanceCOR, Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of the contract from ProChon Biotech Ltd.), GeneFrontier Corporation/ Kaneka, GlaxoSmithKline (GSK), Human Immunology Biosciences (HI-Bio), I-Mab Biopharma, Janssen Research and Development LLC, LEO Pharma, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer, Roche and Sosei Heptares. The Company Group Management Report Financial Statements Additional Information 173 ›› Notes

In June 2013, MorphoSys announced it had entered into a global agreement with GSK for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys received an upfront payment of € 22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is eligible to receive additional payments from GSK of up to € 423.0 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. In July 2019, GSK initiated a Phase 3 development program in rheumatoid arthritis called ContRAst. The treatment of the first patient in this program triggered a milestone payment of € 22.0 million to MorphoSys. In October 2022, GSK provided an update on the ContRAst Phase 3 program. According to GSK, the limited efficacy demonstrated did not support a suitable benefit/risk profile for otilimab as a potential treatment for RA. As a result, GSK has decided not to progress with regulatory submissions. In 2020, GSK also initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. The dosing of the first patient in the expanded OSCAR study triggered milestone payments totaling € 16.0 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older. In November 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Felzartamab is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab has the exclusive right for the later development and commercialization of felzartamab in the agreed regions. In November 2017, MorphoSys received a payment of US$ 20.0 million (approximately € 16.8 million) and until 2022 milestone payments of US$ 8.0 million (approximately € 7.1 million). MorphoSys is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 90.5 million (currently expected € 84.8 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net sales of felzartamab in the agreed regions. I-Mab is investigating felzartamab in a Phase 3 clinical study in Greater China in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab as a potential third- line therapy in r/r multiple myeloma in a Phase 2 trial. Both studies are considered pivotal in the agreed regions. In June 2022, MorphoSys entered into an equity participation agreement and license agreement with HI-Bio to allow HI-Bio to develop and commercialize felzartamab. Under the terms of the agreements, HI-Bio will obtain exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. As part of the agreements, MorphoSys will receive a 15% equity stake in HI-Bio, along with certain equity earn-in provisions and standard investment rights. MorphoSys will also be represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 0.5 billion, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and will be compensated for ongoing program expenses. HI-Bio will assume full responsibility for future development and commercialization expenses. In November 2018, MorphoSys announced the signing of an exclusive strategic development collaboration and regional licensing agreement with I-Mab for MOR210/TJ210. MOR210/TJ210 is MorphoSys' proprietary, preclinical-stage antibody directed against C5aR which has potential to be developed as an immuno-oncology agent. I-Mab has exclusive rights to develop and market MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. In November 2018, MorphoSys received a payment of US$ 3.5 million (approximately € 3.1 million) and until 2022 milestone payments of US$ 2.5 million (approximately € 2.1 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 99.0 million (currently expected € 92.8 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210/TJ210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210. In June 2022, MorphoSys entered into an equity participation agreement and license agreements with HI- Bio to allow HI-Bio to develop and commercialize MOR210. Under the terms of the agreement, HI-Bio will obtain exclusive rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 0.5 billion, in addition to tiered, single- to low double-digit royalties on net sales of MOR210. HI-Bio will assume full responsibility for future development and commercialization expenses. Upon signing, MorphoSys also received an upfront payment of US$ 15.0 million for MOR210.The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases, amongst others, Ianalumab (VAY736), CMK389/NOV-8, LKA651/ NOV-9. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales. The Company Group Management Report Financial Statements Additional Information 174 ›› Notes

In December 2022, MorphoSys announced that its fully owned subsidiary Constellation Pharmaceuticals, Inc. has entered into a global licensing agreement with Novartis to research, develop and commercialize its pre-clinical inhibitors of a novel cancer target. Novartis will assume full responsibility for all subsequent research, development and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23.0 million. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single- to low-double-digit royalties on program net sales. 6.9 Subsequent Events On March 2, 2023, MorphoSys announced that it will terminate its preclinical research programs and discontinue all related activities. This restructuring relates to 17% of MorphoSys AG's workforce and is intended to optimize its cost structure and focus resources on the mid- to late-stage oncology pipeline. The financial impacts of this decision mainly include severance costs as decided by the management and agreed in the severance plan as of March 2, 2023. The communication to the affected employees took place on March 2, 2023. The provision for the matter will amount to approximately € 7.0 million. As of March 1, 2023, Charlotte Lohmann is appointed as a member of the Management Board and Chief Legal Officer of MorphoSys AG until the end of August 31, 2023. Lucinda Crabtree will join the Management Board as Chief Financial Officer presumably in Q2 2023 or Q3 2023 at the latest. Planegg, March 14, 2023 Jean-Paul Kress, M.D. Sung Lee Chief Executive Officer Chief Financial Officer Charlotte Lohmann Chief Legal Officer The Company Group Management Report Financial Statements Additional Information 175 ›› Notes

Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group management report provides a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the Group’s expected development. Planegg, March 14, 2023 Jean-Paul Kress, M.D. Sung Lee Chief Executive Officer Chief Financial Officer Charlotte Lohmann Chief Legal Officer The Company Group Management Report Financial Statements Additional Information 176 ›› Responsibility Statement

Glossary A ADS – American Depositary Share; share of a non-U.S. company that is held by a U.S. depositary bank and is traded at a stock exchange in the U.S. Antibody library – A collection of genes that encode corresponding human antibodies Antigen – Foreign substance stimulating antibody production; binding partner of antibody Anti-PLA2R antibody-positive membranous nephropathy – Autoimmune kidney disease ASCT – Autologous stem cell transplant; treatment with stem cells from a patient’s own body for the treatment of lymphomas B B-cells – White blood cells, part of the immune system, capable of generating antibodies BLA – Biologics License Application; request to the FDA for permission to introduce, or deliver for introduction, a biologic product into interstate commerce B-MIND – Study to evaluate bendamustine tafasitamab in DLBCL C C5a – Part of the immune system; involved in growth of certain cancers C5aR – Receptor for C5a CAR-T – CD19 chimeric antigen receptor T-cell CD19 – Potential therapeutic target for immunotherapy CD38 – Potential therapeutic target for immunotherapy Clinical trial – Clinical trials allow safety and efficacy data to be collected for new drugs or devices; depending on the type of product and the stage of its development, investigators enroll healthy volunteers and/or patients into small pilot studies initially, followed by larger-scale studies in patients CLL – Chronic lymphocytic leukemia; most common type of cancer of the blood and bone marrow, affecting the B-cells CPI-0610 – Pelabresib CR – Complete response D DLBCL – Diffuse large B-cell lymphoma, a subform of ›› NHL DoR – Duration of response E EMA – European Medicines Agency EZH2 – Enzyme that suppresses target gene expression F FDA – Food and Drug Administration; U.S. federal agency for the supervision of food and drugs Felzartamab – MOR202; human monoclonal HuCAL-IgG1 antibody directed against the target molecule CD38 firstMIND – Clinical Phase 1b study with tafasitamab in first-line patients with DLBCL FL – Follicular lymphoma frontMIND – Pivotal Phase 3 study with tafasitamab in first-line patients with DLBCL G GCP – Good Clinical Practice; an international ethical and scientific quality standard for designing, conducting, recording, and reporting trials that involve the participation of human subjects GDP – Good Distribution Practice; guidelines on quality standards for distribution practice of pharmaceutical products GLP – Good Laboratory Practice; a formal framework for the implementation of safety tests on chemical products GM-CSF – Granulocyte- macrophage colony-stimulating factor; underlying target molecule of otilimab GMP – Good Manufacturing Practice; term for the control and management of manufacturing and quality control testing of pharmaceutical products and medical devices GVP – Good Pharmacovigilance Practice; quality standard for monitoring the safety of medicinal products GxP – General abbreviation for the “Good Practice” quality guidelines and regulations H HDC – High-dose chemotherapy HuCAL – Human Combinatorial Antibody Library; proprietary antibody library enabling rapid generation of specific human antibodies for all applications I IFRS – International Financial Reporting Standards; accounting standards issued by the IASB and adopted by the EU IgAN – The most common form of glomerulonephritis IGNAZ – Phase 2 trial evaluating felzartamab in patients with IgAN IND – Investigational new drug; application for permission to test a new drug candidate on humans, i.e., in clinical studies inMIND – Phase 3 study with tafasitamab in patients with indolent lymphomas J JAK inhibitor – Janus kinase inhibitor; a type of immune- modulating medication L L-MIND – Study to evaluate lenalidomide-in combination with tafasitamab in DLBCL M MAA – Marketing authorization application; application seeking permission to bring a medicinal product to the market in Europe Market capitalization – Value of a company’s outstanding shares, as measured by shares times current price MM – Multiple myeloma; type of cancer that develops in a subset of white blood cells called plasma cells that are formed in the bone marrow MN – Membranous nephropathy MRD – Minimal residual disease The Company Group Management Report Financial Statements Additional Information 183 ›› Glossary

Monjuvi® (tafasitamab-cxix) – First proprietary drug on the market; approved in the U.S. in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada M-PLACE – Phase 1/2 study with felzartamab in anti-PLA2R antibody-positive membranous nephropathy MZL – Marginal zone lymphoma N NHL – Non-Hodgkin’s lymphoma; diverse group of blood cancers that include any kind of lymphoma except Hodgkin’s lymphoma New-PLACE – Phase 2 study with felzartamab in anti-PLA2R antibody-positive membranous nephropathy O ORR – Overall response rate OS – Overall survival Otilimab – Formerly MOR103/ GSK3196165 P Pelabresib – CPI-0610 PFS – Progression-free survival Pola-BR – Polatuzumab vedotin plus bendamustine and rituximab PR – Partial response R RA – Rheumatoid arthritis – Inflammatory disease of the joints R-CHOP – Rituximab, cyclophosphamid, doxorubicin, vincristin, and prednison; combination treatment with rituximab and combination chemotherapy as standard first- line treatment of ›› DLBCL RE-MIND2 – Retrospective observational study to compare the efficacy of tafasitamab in combination with lenalidomide in the L-MIND study against the most frequently used treatments in adult patients with relapsed or refractory diffuse large B-cell lymphoma Royalties – Percentage share of ownership of the revenue generated by drug products r/r – Relapsed or refractory S SAE – Serious adverse event SD – Stable disease SLL – Small lymphocytic lymphoma SOX – Sarbanes-Oxley Act of 2002 Splenomegaly – Increased spleen size T Tafasitamab – MOR208, formerly XmAb5574 Target – Target molecule for therapeutic intervention, e.g., on the surface of diseased cells T-cells – T-lymphocytes; a subtype of white blood cells that together with B-lymphocytes are responsible for the body’s immune defense TEAE – Treatment-emergent adverse event topMIND – Trial sponsored by Incyte evaluating tafasitamab in combination with parsaclisib for adults with r/r B-cell malignancies TSS50 – Total symptom score; a standard measure of symptom improvement in myelofibrosis Tulmimetostat – CPI-0209 Y Ylanthia – MorphoSys’ novel next- generation antibody platform The Company Group Management Report Financial Statements Additional Information 184 ›› Glossary

The Company Group Management Report Financial Statements **Additional Information**
›› List of Figures and Tables
185

List of Figures and Tables

Figures

01	*Performance of the MorphoSys Share in 2022*	24
02	*Performance of the MorphoSys Share 2018–2022*	24
03	*Total Headcount of the MorphoSys Group*	42
04	*Employees by Gender*	43
05	*Revenues by Region*	46
06	*Revenues by Categories*	47
07	*Monjuvi Product Sales*	47
08	*Selected R&D Expenses*	49
09	*Risk and Opportunity Management System at MorphoSys*	65
10	*Compliance Management Program (CMP)*	91

Tables

01	*Key Data on the MorphoSys Share*	25
02	*Analyst Recommendations*	26
03	*Development of Financial Performance Indicators*	32
04	*Multi-Year Overview – Statement of Profit or Loss*	52
05	*Multi-Year Overview – Financial Situation*	55
06	*Balance Sheet Structure*	56
07	*Contractual Obligations*	57
08	*Comparison of Actual Business Results Versus Forecasts*	58
09	*Risk Assessment Categories*	67
10	*Summary of MorphoSys' Key Opportunities*	67
11	*Overview of Risk Categories*	69
12	*Overview of MorphoSys' Most Significant Risks*	70
13	*Composition of the Supervisory Board until Termination of the 2022 Annual General Meeting*	78
14	*Composition of the Supervisory Board since Termination of the 2022 Annual General Meeting*	79
15	*Participation of Supervisory Board Members*	81
16	*Qualification Matrix*	87
17	*Managers' Transactions in 2022*	89

Imprint MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 E-Mail: info@morphosys.com Website: www.morphosys.com/en Investor Relations Phone: +49 89 89927-404 Fax: +49 89 89927-5404 E-Mail: investors@morphosys.com Concept and Design 3st kommunikation GmbH, Mainz Photography/Picture Credits Getty Images MorphoSys Translation Klusmann Communications, Niedernhausen Editorial Office Götz Translations and Proofreading GmbH, Hamburg Typesetting and Lithography 3st kommunikation GmbH, Mainz Publication date March 15, 2023 This Annual Report is also available in German and can be downloaded from the Company’s website. For better readability, this report uses the masculine form only but refers equally to all genders. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, MONJUVI®, and MINJUVI® are registered trademarks of the MorphoSys Group. The Company Group Management Report Financial Statements Additional Information 186 ›› Imprint

2023 Financial Calendar March 15, 2023 Publication of 2022 Year-End Results May 3, 2023 Publication of 2023 First Quarter Interim Statement May 17, 2023 2023 Annual General Meeting August 9, 2023 Publication of 2023 Half-Year Report November 15, 2023 Publication of 2023 Third Quarter Interim Statement MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 www.morphosys.com/en